This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-91704.

PROSPECTUS

PACIFICARE HEALTH SYSTEMS, INC.

OFFER TO EXCHANGE

$500,000,000 principal amount of its

10 3/4% Senior Notes due 2009,
which have been registered under the Securities Act,
for any and all of its outstanding
10 3/4% Senior Notes due 2009

     We are offering to exchange all of our outstanding 10 3/4% Senior Notes due 2009 that were issued on May 21, 2002, which we refer to as the “outstanding notes,” for our registered 10 3/4% Senior Notes due 2009, which we refer to as the “exchange notes.” We refer to the outstanding notes and the exchange notes collectively as the “notes.” The terms of the exchange notes are identical to the terms of the outstanding notes, except that the exchange notes have been registered under the Securities Act of 1933, as amended, and, therefore, registration rights provisions relating to our making an exchange offer for the outstanding notes will not apply to the exchange notes. The exchange notes will represent the same debt as the outstanding notes, and will be issued under the same indenture.

Please consider the following:

•	Our offer to exchange the outstanding notes for exchange notes will be open until 5:00 p.m., New York City time, on August 13, 2002, unless we extend the offer.

•	You should carefully review the procedures for tendering the outstanding notes beginning on page 30 of this prospectus.

•	If you fail to tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to the terms of the registration rights agreement that we entered into on May 21, 2002 with the placement agents for the outstanding notes and is being made pursuant to that agreement.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of exchange notes which are registered under the Securities Act of 1933, as amended.

•	No public market currently exists for the notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

•	We will not receive any proceeds from the exchange offer. We will pay the expenses of the exchange offer.

Information About the Notes:

•	The notes will mature on June 1, 2009.

•	We will pay interest on the notes semi-annually in arrears on June 1 and December 1 at the rate of 10 3/4% per annum. The first scheduled interest payment date for the outstanding notes is December 1, 2002. Interest on the exchange notes will accrue from the later of:

•	the last interest payment date on which interest was paid on the outstanding notes (or, subject to the following, May 21, 2002 if no interest payment date on which interest was paid on the outstanding notes has occurred at the time of the consummation of the exchange offer); or

•	if the exchange offer is consummated on a date after the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. No additional interest will be paid on the outstanding notes tendered and accepted for exchange.

•	We may redeem the notes in whole or in part on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest.

•	We also have the option before June 1, 2005 to redeem up to $175 million in aggregate principal amount of the notes at a redemption price of 110.750% of their principal amount plus accrued and unpaid interest using the proceeds from sales of specified kinds of our capital stock.

•	We may also redeem all of the notes before June 1, 2006 upon a change of control, as defined in the indenture, at 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium.

•	The notes are unsecured and rank equally with our unsecured unsubordinated indebtedness. Certain of our domestic, unregulated subsidiaries guarantee the outstanding notes and will also guarantee the exchange notes upon their issuance. The guarantees are unsecured and rank equally with the guarantors’ unsecured unsubordinated indebtedness. The notes are junior to all of our and the guarantors’ secured indebtedness and all liabilities of our non-guarantor subsidiaries.

•	Upon a change of control, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS BEGINNING ON PAGE 15 OF THIS PROSPECTUS.

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2002.

WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Summary of the Terms of the Exchange Offer
Summary of the Terms of the Exchange Notes
Risk Factors
Summary Consolidated Financial Data
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than the information or representations contained or incorporated by reference in this prospectus. If you are given any information or representations about these matters that are different from the information or representations contained or incorporated by reference in this prospectus, you must not rely on that information or those representations. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The information contained in this prospectus or incorporated by reference in this prospectus is current only as of the date on the cover page of this prospectus or the date of the document incorporated by reference, and may change after that date. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information contained in this prospectus is correct after the date hereof, or that the information incorporated by reference in this prospectus is correct after the date of the document in which it is contained that is incorporated by reference in this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and in accordance therewith file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission or SEC. These reports, proxy statements and other information may be inspected and copied at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically with the SEC are available at the SEC’s website at www.sec.gov.

      We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the outstanding notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus incorporates by reference important business and financial information about us that is not included in this prospectus and does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. We incorporate by reference the documents listed below and any additional documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the expiration of the exchange offer:

•	Our Form 10-K for our fiscal year ended December 31, 2001, which was filed with the SEC on March 19, 2002;

•	Our Form 10-Q for our fiscal quarter ended March 31, 2002, which was filed with the SEC on May 3, 2002; and

•	Our Current Reports on Form 8-K which were filed with the SEC on January 10, 2002, May 3, 2002, May 14, 2002, May 16, 2002 and May 17, 2002.

      The information incorporated by reference is considered to be a part of this prospectus. This information is available free of charge to any holders of outstanding notes upon written or oral request to Secretary, PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, California 90630-5028, telephone: (714) 952-1121. IN ORDER TO OBTAIN TIMELY DELIVERY OF SUCH DOCUMENTS, SECURITY HOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER FOR THE OUTSTANDING NOTES. SECURITY HOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN AUGUST 6, 2002. The registration statement, including the exhibits, may also be read at the SEC web site or at the SEC public reference room referred to above.

      We are incorporating by reference additional documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the expiration of the exchange offer. This means that we are disclosing important information to you by referring you to those documents. These documents will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. The information that we may file later with the SEC will automatically update and supersede information in this prospectus. You may request a free copy of these filings by writing or telephoning us at the address listed above.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

      Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or included any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. The documents that we have incorporated by reference in this prospectus also contain forward-looking statements. We may also make additional forward-looking statements in documents that we file with the SEC and that are incorporated by reference in this prospectus. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. The forward-looking statements contained or incorporated by reference in this prospectus are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus or the date of any document incorporated by reference in this prospectus that contains any forward-looking statements. The risks and uncertainties include, among others, the following:

•	the risk that we may substantially reduce our participation in the Medicare+Choice program and its potential effect on our results of operations;

•	possible losses of profitable membership or lower premiums;

•	the potential failure of our new products or products targeted for growth to gain expected levels of membership;

•	the possibility that our commercial premiums and reimbursement for our Medicare+Choice program, which are generally fixed in advance of the periods covered, will not adequately allow for increases in health care service costs over that period;

•	our ability to accurately price our products and predict and control future health care costs;

•	disruptions and/or insolvencies in our health care provider network;

•	the possibility that we may understate our incurred but not reported or paid claims;

•	our ability to control our prescription drug costs;

•	our ability to control our selling, general and administrative expenses, including our ability to achieve expected cost savings from outsourcing our information technology;

•	the potential effect on our business of existing and proposed legislation, regulations or other government initiatives, including actions that government officials could take that would affect our business and our costs of complying with applicable laws and regulations;

•	the potential effect on our business of regulatory audits and pending lawsuits;

•	competitive practices in the health care and insurance industries;

•	the possibility that we may take charges for long-lived asset impairments or dispositions or restructurings;

•	the restrictive covenants contained in our senior credit facility;

•	the impact of our corporate structure and the level of our indebtedness on our business and our ability to service and otherwise meet our obligations under our indebtedness; and

•	the impact of regulations that require nearly all of our subsidiaries to meet or exceed various capital standards on our business and our ability to service and otherwise meet our obligations under our indebtedness.

      Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

      The forward-looking statements included or incorporated in this prospectus are made only as of the date of this prospectus, or as of the date of the document incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

      PacifiCare®, SecureHorizons®, Prescription Solutions® and Quality Index® are our federally registered trademarks.

PROSPECTUS SUMMARY

      The following summary is provided solely for your convenience. This summary is not intended to be complete and may not contain all of the information that you should consider before exchanging your outstanding notes for exchange notes. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included elsewhere or incorporated by reference in this prospectus. You should read carefully the full text and more specific details contained elsewhere or incorporated by reference in this prospectus, including the “Risk Factors” section and the consolidated financial statements and the notes thereto, before exchanging your outstanding notes for exchange notes. For a more detailed description of the exchange notes and the exchange offer, see “Description of the Exchange Notes” and “The Exchange Offer.” Except as otherwise indicated herein or as the context may otherwise require, in this prospectus the words “we,” “our,” “ours” and “us” refer to PacifiCare Health Systems, Inc. and its subsidiaries.

PacifiCare Health Systems

      We offer managed care and other health insurance products to employer groups and Medicare beneficiaries in eight Western states and Guam. Our commercial and senior programs are designed to deliver quality health care and customer service to our members cost effectively. These programs include health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and Medicare supplement products. We also offer a variety of specialty products and services that employers can purchase to supplement our basic commercial plans, or as stand-alone products. These specialty products include pharmacy benefit management, or PBM, behavioral health services, life insurance, indemnity health insurance and dental and vision benefit plans. As of March 31, 2002, we had approximately 3.3 million HMO and other commercial product members, and approximately 8.9 million members in our PBM, dental and behavioral health plans, including both members covered by our commercial or senior HMOs and members that are unaffiliated with our HMOs.

      Our principal executive offices are located at 5995 Plaza Drive, Cypress, California 90630-5028, and our telephone number is (714) 952-1121. We maintain a worldwide website at www.pacificare.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. We were formed in 1996 as a Delaware corporation in connection with the acquisition of FHP International Corporation. We are the successor to a California corporation that was formed in 1983 and reincorporated as a Delaware corporation in 1985.

Corporate Structure

*	These subsidiaries fully and unconditionally guarantee the outstanding notes, and will fully and unconditionally guarantee the exchange notes from the date the exchange notes are issued on an unsecured unsubordinated basis. The guarantee of PacifiCare Health Plan Administrators, Inc. will be its obligation only and not the obligation of any other subsidiary that it holds. MEDeMORPHUS Healthcare Solutions, Inc. was formerly known as Rx-Connect, Inc.

**	These subsidiaries will provide full and unconditional guarantees of the notes on an unsecured unsubordinated basis once we permanently repay the FHP senior notes. We assumed the FHP senior notes in connection with our acquisition of FHP International Corporation in 1997. The FHP senior notes bear interest at 7% per annum payable semiannually, and mature on September 15, 2003. We used a portion of the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding. For more information about the FHP senior notes, see “Description of Our Other Indebtedness— FHP Senior Notes.”

Summary of the Terms of the Exchange Offer

For additional information regarding the exchange offer, see “The Exchange Offer.”

The Exchange Offer	Up to $500,000,000 aggregate principal amount of exchange notes registered under the Securities Act are being offered in exchange for the same principal amount of outstanding notes. The terms of the exchange notes and outstanding notes are identical, except that the exchange notes have been registered under the Securities Act and, therefore, registration rights provisions relating to our making an exchange offer for the outstanding notes will not apply to the exchange notes. Outstanding notes may be tendered for exchange notes in whole or in part in any integral multiple of $1,000. We are making the exchange offer in order to satisfy our obligations under the registration rights agreement relating to the outstanding notes. For a description of the procedures for tendering the outstanding notes, see “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to certain third parties unrelated to us, we believe that exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

• are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

• are a broker-dealer who purchased outstanding notes directly from us for resale, under Rule 144A or Regulation S under the Securities Act or any other available exemption under the Securities Act;

• are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes which were acquired by you as a result of market-making or other trading activities;

• acquired the exchange notes other than in the ordinary course of your business; or

• have an arrangement with any person to engage in the distribution of exchange notes.

However, the SEC has not considered our exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by the broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the exchange notes. See “The Exchange Offer— Purpose and Effect” and “Plan of Distribution.”

Registration Rights Agreement	We sold the outstanding notes on May 21, 2002 in a private placement in reliance on Section 4(2) of the Securities Act. The outstanding notes were immediately resold by the placement agents for the outstanding notes in reliance on Rule 144A and Regulation S under the Securities Act. At the same time, we entered into a registration rights agreement with the placement agents requiring us to make the exchange offer. Under the registration rights agreement, if we do not do any of the following on or prior to February 21, 2003, the interest rate on the outstanding notes will increase by 0.5% per annum until the earliest of the date that:

• the exchange offer relating to the notes is consummated;

• a shelf registration statement relating to the resale of the outstanding notes is declared effective by the SEC; or

• the outstanding notes become freely tradable without registration under the Securities Act.

Expiration Date	The exchange offer will expire at 5:00 p.m., August 13, 2002, New York City time, or a later date and time if we extend it.

Withdrawal	The tender of the outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer— Withdrawal Rights.” Any outstanding notes not accepted for exchange for any reason will be returned without expense as soon as practicable after the expiration or termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes	Interest on the exchange notes will accrue from the later of:

• the last interest payment date on which interest was paid on the outstanding notes (or, subject to the following, May 21, 2002 if no interest payment date on which interest was paid on the outstanding notes has occurred at the time of the consummation of the exchange offer); or

• if the exchange offer is consummated on a date after the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. No additional interest will be paid on the outstanding notes tendered and accepted for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions which may be waived by us. See “The Exchange Offer— Conditions to the Exchange Offer.”

The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. We reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

• to delay the acceptance of the outstanding notes for exchange;

• to terminate the exchange offer if one or more specific conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes; or

• to waive any condition or otherwise amend the terms of the exchange offer in any respect. See “The Exchange Offer— Expiration Date; Extensions; Amendments.”

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the outstanding notes and any other required documentation, to the exchange agent at the address set forth in this prospectus. If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact your nominee holder promptly if you wish to tender outstanding notes pursuant to the exchange offer. If you are a person holding the outstanding notes through the Depository Trust Company and wish to accept the exchange offer, you must do so through the Depository Trust Company’s Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will be making a number of important representations to us, as set forth in the letter of transmittal and described under “The Exchange Offer— Purpose and Effect.”

Letters of transmittal and certificates representing outstanding notes should not be sent to us. Those documents should be sent only to the exchange agent. The address, and telephone and facsimile numbers, of the exchange agent are set forth in “The Exchange Offer— Exchange Agent” and in the letter of transmittal.

Upon consummation of the exchange offer, we will accept for exchange any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer— Terms of the Exchange Offer.”

Exchange Agent	State Street Bank and Trust Company of California, N.A. is serving as exchange agent in connection with the exchange offer. The address, and telephone and facsimile numbers, of the exchange agent are set forth in “The Exchange Offer— Exchange Agent” and in the letter of transmittal.

Federal Income Tax Consequences	You should carefully consider the information set forth under “Material United States Federal Tax Consequences” prior to tendering outstanding notes in the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered hereby.

Effect of Not Tendering	Outstanding notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to accrue interest and be subject to their existing transfer restrictions.

Summary of the Terms of the Exchange Notes

For additional information regarding the exchange notes, see “Description of the Exchange Notes.”

Issuer	PacifiCare Health Systems, Inc.

Exchange Notes Offered	$500,000,000 aggregate principal amount of 10 3/4% Senior Notes due 2009.

Maturity	June 1, 2009.

Interest	10.75% per annum, payable semi-annually in arrears on June 1 and December 1. The first scheduled interest payment date for the outstanding notes is December 1, 2002. Interest on the exchange notes will accrue from the later of:

• the last interest payment date on which interest was paid on the outstanding notes (or, subject to the following, May 21, 2002 if no interest payment date on which interest was paid on the outstanding notes has occurred at the time of the consummation of the exchange offer); or

• if the exchange offer is consummated on a date after the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. No additional interest will be paid on the outstanding notes tendered and accepted for exchange.

Guarantees	Certain of our domestic, unregulated subsidiaries will fully and unconditionally guarantee the exchange notes on an unsecured unsubordinated basis from the date that the exchange notes are issued. These subsidiaries are PacifiCare Health Plan Administrators, Inc., or PHPA, PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. and SeniorCo, Inc. Certain of our other domestic, unregulated subsidiaries are currently restricted from guaranteeing the exchange notes by the terms of the FHP senior notes but will fully and unconditionally guarantee the exchange notes on an unsecured unsubordinated basis once we permanently repay the FHP senior notes. These subsidiaries are RxSolutions, Inc., doing business as Prescription Solutions, PacifiCare Behavioral Health, Inc. and SecureHorizons USA, Inc. Certain other future subsidiaries also may guarantee the exchange notes. Each of the guarantor subsidiaries also guarantees our indebtedness under the senior credit facility. The aggregate revenue, excluding intercompany revenues, generated by our subsidiaries that will guarantee the exchange notes from the date that the exchange notes are issued was $6 million and $7 million, respectively, for the year ended December 31, 2001 and the three months ended March 31, 2002. Our subsidiaries that will guarantee the exchange notes from the date that the exchange notes are issued did not generate EBITDA during the year ended December 31, 2001 or the three months ended March 31, 2002. The aggregate revenue, excluding intercompany revenues, and EBITDA generated by our subsidiaries that will guarantee the exchange notes once we permanently repay our FHP senior notes were $468 million and $86 million, respectively, for the year ended December 31, 2001, and $105 million and $12 million, respectively, for the three months ended March 31, 2002.

The aggregate revenue, excluding intercompany revenues, and EBITDA generated by our regulated subsidiaries, which are not guaranteeing the exchange notes, were $11 billion and $319 million, respectively, for the year ended December 31, 2001, and $3 billion and $88 million, respectively, for the three months ended March 31, 2002. Our regulated subsidiaries’ aggregate revenue, excluding intercompany revenues, and EBITDA represented 96% and 95% of our consolidated revenue and consolidated EBITDA, respectively, for the year ended December 31, 2001, and 96% and 109% of our consolidated revenue and consolidated EBITDA, respectively, for the three months ended March 31, 2002. As of March 31, 2002, these regulated subsidiaries held 89% of our total assets, which percentage gives effect to intercompany eliminations and excludes investments in subsidiaries. We define EBITDA as net income plus interest expense, provision for income taxes and depreciation and amortization expense before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits, extraordinary gain on early retirement of debt and the cumulative effect of a change in accounting principle.

Optional Redemption	We may redeem any of the exchange notes beginning on June 1, 2006. The initial redemption price is 105.375% of their principal amount plus accrued and unpaid interest to the redemption date. The redemption price will thereafter decline annually. In addition, before June 1, 2005, we may redeem up to $175 million in aggregate principal amount of the notes at a redemption price of 110.750% of their principal amount plus accrued and unpaid interest to the redemption date, using the proceeds from sales of specified kinds of our capital stock. We may make such redemption only if after such redemption at least $325 million in aggregate principal amount of the notes remains outstanding.

We may also redeem all of the exchange notes before June 1, 2006 upon a change of control at 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium.

Change of Control	Upon a change of control, we will be required to make an offer to purchase the exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds available at the time of any change of control to make any required debt repayment, including payments required under our senior credit facility, which will prohibit us, absent applicable lender consent, from repurchasing the exchange notes upon a change of control.

Ranking	The exchange notes will be senior unsecured obligations. The exchange notes will rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness and will rank senior to any subordinated indebtedness we create in the future. The guarantees of the exchange notes will rank equally in right of payment with all unsecured unsubordinated indebtedness of our subsidiary guarantors existing at the time those subsidiaries become guarantors or incurred thereafter, and will rank senior to all subordinated indebtedness of our subsidiary guarantors existing at the time those subsidiaries become guarantors or incurred thereafter. The exchange notes and the guarantees will be effectively subordinated to our and the guarantors’ secured indebtedness, including indebtedness under the senior credit facility.

After giving pro forma effect, as if each had occurred on March 31, 2002, to the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and our other permanent repayment or retirement of $70.8 million of indebtedness that occurred after March 31, 2002 and on or before June 12, 2002, as of March 31, 2002, we would have had approximately $826.0 million of indebtedness on an unconsolidated basis, all of which would have been senior indebtedness. The exchange notes will be effectively subordinated to the indebtedness and other liabilities, including trade credit, of our non-guarantor subsidiaries and, until they become guarantors, our subsidiaries that will not guarantee the exchange notes from the date that the exchange notes are issued. As of March 31, 2002, our regulated subsidiaries and our other subsidiaries that will not guarantee the exchange notes from the date that the exchange notes are issued had total liabilities of approximately $1.4 billion, excluding intercompany indebtedness. Certain of our domestic, unregulated subsidiaries that are not guaranteeing the exchange notes on the date the exchange notes are issued will fully and unconditionally guarantee the exchange notes once we permanently repay the FHP senior notes or the terms of the FHP senior notes are modified to allow those subsidiaries to guarantee the exchange notes. We used a portion of the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding. Our regulated HMO and insurance subsidiaries are subject to HMO regulations or insurance regulations that impose various required capital standards upon them and that may from time to time impact the amount of funds those subsidiaries can pay to us. See the first risk factor under “Risk Factors— Risks Relating to the Exchange Notes.”

Certain Covenants	The terms of the exchange notes will limit our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• create liens;

• pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

• redeem capital stock;

• place restrictions on their ability to pay dividends, make distributions or transfer assets;

• make investments or other restricted payments;

• sell or otherwise dispose of assets;

• enter into sale-leaseback transactions;

• engage in transactions with stockholders and affiliates;

• issue or sell stock of our subsidiaries; and

• effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions.

Risk Factors

      You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to exchanging your outstanding notes for exchange notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 15 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the exchange notes.

Summary Consolidated Financial Data

      The following table and the notes thereto set forth our historical consolidated financial information and additional pro forma and other financial information. The income statement data for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 were derived from our audited consolidated financial statements incorporated by reference in this prospectus. The income statement data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002 were derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The financial data as of March 31, 2002 and for the three-month periods ended March 31, 2001 and 2002 in our opinion reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Operating results for the three months ended March 31, 2002 are not necessarily indicative of results to be expected for the full fiscal year. The financial data in the following table and the notes thereto should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in this prospectus and also incorporated by reference in this prospectus from our Form 10-K for our fiscal year ended December 31, 2001 and our Form 10-Q for our fiscal quarter ended March 31, 2002, as the same may be updated and superseded by later filings we make with the SEC under the Exchange Act. The financial data in the following table and the notes thereto should also be read in conjunction with our consolidated financial statements and related notes and the other financial information incorporated by reference or included elsewhere in this prospectus. The pro forma balance sheet data gives effect to our permanent repayment of $47 million of indebtedness under our senior credit facility other than in connection with the offering of the outstanding notes, our purchase and permanent retirement of $21 million of our FHP senior notes, our permanent retirement of $3 million of our FHP senior notes in exchange for 0.1 million shares of our common stock, and the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds,” which each occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002. The pro forma data included in the following tables and the notes to the following tables is intended for information purposes only and is not necessarily indicative of our financial condition or results of operations or the financial condition or results of operations that would have actually occurred had the adjustments described and the offering of the outstanding notes occurred on the date indicated.

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)

	(in thousands, except per share amounts)
Income Statement Data:
Revenue:
Commercial premiums	$3,994,475	$4,912,216	$4,795,741	$1,230,152	$1,250,938
Senior premiums	5,875,687	6,416,039	6,764,164	1,732,435	1,547,100
Other income	118,928	139,672	172,804	38,066	46,592
Net investment income	84,050	108,371	111,263	30,046	18,821

Total operating revenue	10,073,140	11,576,298	11,843,972	3,030,699	2,863,451

Expenses:
Health care services:
Commercial services	3,262,261	4,178,701	4,258,412	1,100,675	1,094,207
Senior services	5,106,429	5,734,956	6,109,245	1,571,938	1,389,826

Total health care services	8,368,690	9,913,657	10,367,657	2,672,613	2,484,033

Selling, general and administrative expenses	1,105,816	1,203,573	1,205,478	292,919	309,843
Amortization of goodwill	55,447	58,721	59,115	14,748	—
Amortization of intangible assets	20,510	24,496	23,781	6,169	5,374
Office of Personnel Management credits	—	(2,964)	—	—	(12,851)
Impairment, disposition, restructuring and other (credits) charges	(2,233)	11,730	61,157	(928)	—

Operating income	524,910	367,085	126,784	45,178	77,052
Interest expense	(43,001)	(79,636)	(70,282)	(20,135)	(16,191)
Minority interest in consolidated subsidiary	—	637	—	—	—

Income before income taxes	481,909	288,086	56,502	25,043	60,861
Provision for income taxes	203,365	127,046	38,371	11,895	22,701

Income before extraordinary gain and cumulative effect of a change in accounting principle	278,544	161,040	18,131	13,148	38,160
Extraordinary gain on early retirement of debt (less income taxes of $0.9 million)	—	—	875	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	(897,000)

Net income (loss)	$278,544	$161,040	$19,006	$13,148	$(858,840)

Basic earnings (loss) per share:
Income before extraordinary gain and cumulative effect of a change in accounting principle	$6.26	$4.59	$0.54	$0.39	$1.10
Extraordinary gain, net	—	—	0.02	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	(25.96)

Basic earnings (loss) per share	$6.26	$4.59	$0.56	$0.39	$(24.86)

Diluted earnings (loss) per share(1):
Income before extraordinary gain and cumulative effect of a change in accounting principle	$6.23	$4.58	$0.53	$0.39	$1.10
Extraordinary gain, net	—	—	0.02	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	(25.96)

Diluted earnings (loss) per share	$6.23	$4.58	$0.55	$0.39	$(24.86)

Shares used in calculating basic earnings (loss) per share	44,506	35,072	33,775	33,474	34,544

Shares used in calculating diluted earnings (loss) per share(1)	44,717	35,167	34,029	33,807	34,544

Calculation of Adjusted(2) Net Income (Loss):
Net income (loss), as reported	$278,544	$161,040	$19,006	$13,148	$(858,840)
Adjustments for elimination of goodwill amortization	55,093	57,057	57,411	14,320	—

Net income (loss), as adjusted	$333,637	$218,097	$76,417	$27,468	$(858,840)

Basic earnings (loss) per share, as reported	$6.26	$4.59	$0.56	$0.39	$(24.86)
Adjustments for elimination of goodwill amortization	1.24	1.63	1.70	0.43	—

Basic earnings (loss) per share, as adjusted	$7.50	$6.22	$2.26	$0.82	$(24.86)

Diluted earnings (loss) per share, as reported	$6.23	$4.58	$0.55	$0.39	$(24.86)
Adjustments for elimination of goodwill amortization	1.23	1.62	1.69	0.42	—

Diluted earnings (loss) per share, as adjusted	$7.46	$6.20	$2.24	$0.81	$(24.86)

(1)	Dilutive potential common shares were excluded from the calculation of loss per share for the three months ended March 31, 2002 because they were antidilutive.

(2)	As adjusted for the elimination of goodwill amortization under Statement of Financial Accounting Standards No. 142, or SFAS No. 142, as of the beginning of each period indicated.

							Three Months Ended
	Year Ended December 31,						March 31,

	1999		2000		2001		2001		2002

	(in thousands, except Selected Ratios and Operating Statistics)
Other Financial and Operating Data:
Consolidated EBITDA(1)	$640,774		$507,051		$336,645		$80,297		$81,637
Depreciation and amortization	118,097		130,563		148,704		36,047		17,436
Capital expenditures	66,211		105,256		77,301		21,667		18,626
Net cash flows provided by (used in) operating activities	569,698		631,236		38,923		88,835		(405,511)
Net cash flows (used in) provided by investing activities	(250,859)		72,376		(260,828)		(105,470)		(94,466)
Net cash flows used in financing activities	(194,411)		(301,041)		(51,971)		(8,967)		(25,029)
Selected Ratios:
Consolidated EBITDA to interest expense(2)	14.9	x	6.4	x	4.8	x	5.1	x	5.1	x
Total debt to consolidated EBITDA(2)	1.5	x	1.7	x	2.4	x	2.1	x	2.3	x
Ratio of earnings to fixed charges(3)	9.1	x	4.0	x	2.4	x	2.0	x	3.3	x
Operating Statistics:
Medical loss ratio (health care service expenses as a percentage of premium revenue):
Consolidated	84.8%		87.5%		89.7%		90.2%		88.8%
Commercial	81.7%		85.1%		88.8%		89.5%		87.5%
Senior	86.9%		89.4%		90.3%		90.7%		89.8%
Premium revenue per member per month:
Consolidated	$227.86		$235.22		$264.45		$258.45		$282.17
Commercial	$127.61		$137.00		$151.11		$148.46		$170.75
Senior	$489.03		$521.35		$557.94		$545.13		$597.34
Health care costs per member per month:
Consolidated	$193.20		$205.85		$237.18		$233.11		$250.51
Commercial	$104.22		$116.54		$134.27		$132.84		$149.35
Senior	$425.00		$466.01		$503.65		$494.79		$536.61
Days of claims payable(4)	34.1		45.0		40.2		42.9		39.1
Number of full-time employees	8,260		8,770		8,620		8,670		7,880
Selling, general and administrative expenses as a percentage of operating revenue, excluding net investment income	11.1%		10.5%		10.3%		9.8%		10.9%
Operating income as a percentage of operating revenue, excluding net investment income, as adjusted(5)	5.0%		2.8%		0.6%		1.0%		2.0%
Operating income excluding charges (credits) as a percentage of operating revenue, excluding net investment income, as adjusted(5)	4.9%		2.8%		1.2%		1.0%		1.6%
Membership Data:
Commercial	2,668		2,991		2,473		2,730		2,440
Senior	1,015		1,058		959		1,050		850

Total HMO, PPO and Medicare supplement membership	3,683		4,049		3,432		3,780		3,290

	As of March 31, 2002

	Actual	Pro Forma

		(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and equivalents	$452,753	$424,887
Marketable securities	1,084,988	1,084,988
Deposits against letters of credit	—	24,006
Restricted cash collateral account for FHP senior notes(6)	—	64,065
Total assets	3,692,106	3,742,375
Medical claims and benefits payable	1,078,500	1,078,500
Total debt	769,399	826,030
Total liabilities	2,518,845	2,568,699
Stockholders’ equity	1,173,261	1,173,676

(1)	Consolidated EBITDA represents EBITDA (net income plus interest expense, provision for income taxes and depreciation and amortization expense) before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits, extraordinary gain on early retirement of debt and the cumulative effect of a change in accounting principle. Consolidated EBITDA includes amounts that our subsidiaries are restricted from dividending or distributing to us because health maintenance organization and insurance regulations require those subsidiaries to meet or exceed various capital standards. We have included consolidated EBITDA because we understand that it is one measure used by some investors to determine our historical ability to service our indebtedness. Other companies in our business may present EBITDA differently than we do. Consolidated EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered by an investor as an alternative to net income or operating income as an indicator of our operating performance or cash flow from operations, or as an alternative to cash flows as a measure of liquidity.

     Consolidated EBITDA was calculated as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

	(in thousands)
Consolidated EBITDA:
Net income (loss)	$278,544	$161,040	$19,006	$13,148	$(858,840)
Interest expense	43,001	79,636	70,282	20,135	16,191
Provision for income taxes	203,365	127,046	38,371	11,895	22,701
Depreciation and amortization	118,097	130,563	148,704	36,047	17,436
Impairment, disposition, restructuring and other charges (credits)	(2,233)	11,730	61,157	(928)	—
Office of Personnel Management credits	—	(2,964)	—	—	(12,851)
Extraordinary gain on early retirement of debt	—	—	(875)	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	897,000

Consolidated EBITDA	$640,774	$507,051	$336,645	$80,297	$81,637

(2)	For purposes of calculating these ratios, consolidated EBITDA and interest expense are calculated on a latest twelve months basis for the twelve months ending at the end of each period indicated.

(3)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits and the cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges represent interest expense, including capitalized interest, on all debt, amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated interest factor attributable to rental expenses. Our ratio of earnings to fixed charges for the year ended December 31, 2001, giving pro forma effect to the offering of the outstanding notes, the amendment of our senior credit facility that occurred in April 2002 and our other permanent repayments and other retirements of $70.8 million of indebtedness that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on January 1, 2001, would have been 2.2x. Our ratio of earnings to fixed charges for the three months ended March 31, 2002, giving pro forma effect to the offering of the outstanding notes, the amendment of our senior credit facility that occurred in April 2002 and our other permanent repayments and other retirements of $70.8 million of indebtedness that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on January 1, 2002, would have been 2.8x.

(4)	Days of claims payable is determined on a quarterly basis as of the last day of the periods indicated and equals medical claims and benefits payable, including incurred but not reported or paid, or IBNR, as of such date divided by the quotient obtained by dividing total health care expenses for the applicable quarter or, in the case of yearly days of claims payable data, the last quarter in the applicable year, by the number of days in the applicable quarter or the last quarter in the applicable year.

(5)	As adjusted for the elimination of goodwill amortization under SFAS No. 142 as of the beginning of each period indicated.

(6)	We used $85 million from the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding.

RISK FACTORS

      You should carefully consider and evaluate all of the information in or incorporated by reference in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the market price of the exchange notes.

      Keep these risk factors in mind when you read forward-looking statements incorporated by reference or included elsewhere in this prospectus. These statements relate to our expectations about future events and time periods. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Risks Relating to Us and Our Industry

We cannot predict whether we will be able to replace some or all of our lost revenue from our Medicare+Choice products with new sources of revenue. Without a replacement for any lost revenue from our Medicare+Choice products, our results of operations could be adversely affected.

      We have reduced our participation in the Medicare+Choice program, which has accounted for more than 50% of our total revenue in each year since 1998, because of shortfalls in Medicare+Choice premiums compared to our rising health care service expenses and increased Medicare administration costs. Such shortfalls contributed to our decision to cease offering or close enrollment in our Medicare+Choice products in various counties in 2000, 2001 and 2002. These shortfalls also contributed to changes in our benefits, copayments and deductibles.

      We also expect to experience voluntary attrition, which may be significant, in our Medicare+Choice membership as we continue to scale back benefits and increase monthly premiums under our Medicare+Choice products to achieve more profitable levels. Our market exits and voluntary attrition that we attribute to reduced benefits and increased premiums resulted in a reduction of approximately 113,000 members in the three months ended March 31, 2002. We cannot predict the magnitude of voluntary attrition for 2002 or future periods. In 2001, the Centers for Medicare and Medicaid Services, or CMS, announced that federal payments to Medicare+Choice managed care organizations are projected to increase only 2%, the guaranteed minimum required by law, in calendar year 2003 and we expect we will continue to reduce our participation in the Medicare+Choice program if federal funding for the Medicare+Choice program does not increase. To the extent that we continue to reduce our participation in the Medicare+Choice program, our revenue will decline unless lost revenue from our Medicare+Choice products is replaced with revenue from other sources, such as our new Medicare supplement product offerings or other lines of business. We cannot predict whether we will be able to replace some or all of our lost revenue from our Medicare+Choice products with new sources of revenue. Without a replacement for any lost revenue from our Medicare+Choice products, our results of operations could be adversely affected, for example by increasing our administrative costs as a percentage of our revenue.

Our premiums for our commercial products and Medicare+Choice products are generally fixed in advance of the periods covered and our profitability may suffer to the extent that those premiums do not adequately allow for increases in the costs of health care services over those periods.

      Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for a one-year period. In addition, each of our subsidiaries that offers Medicare+Choice products must submit adjusted community rate proposals, generally by county or service area, to CMS by July 1 for each such product that will be offered in a subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs. Many factors, including health care costs that rise faster than premium increases, increases in utilization and regulatory changes, could cause actual health care costs to exceed what was estimated and reflected in premiums. To the extent that such excesses occur, our results of operations will be adversely affected.

Our future profitability will depend in part on accurately pricing our products, predicting health care costs and on our ability to control future health care costs.

      We use our underwriting systems to establish and assess premium rates based on accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. Our future profitability will depend in part on our ability to predict health care costs, and control future health care costs through underwriting criteria, medical management programs, product design and negotiation of favorable provider and hospital contracts. Changes in utilization rates, demographic characteristics, the regulatory environment, health care practices, inflation, new technologies, continued consolidation of physician, hospital and other provider groups and numerous other factors may adversely affect our ability to predict and control health care costs as well as our financial condition, results of operations or cash flows.

Our financial and operating performance could be adversely affected by a reduction in revenue caused by membership losses, a failure to achieve expected membership levels in new products or products targeted for growth, or lower-than-expected premiums.

      We expect our revenues to decline during 2002 compared to 2001 revenues due to commercial and senior membership losses, primarily as a result of our exits of unprofitable markets and products and increased premiums and benefit reductions. A loss of profitable membership, an inability to increase commercial membership in targeted markets, including unaffiliated membership in our pharmacy benefit management, or PBM, and other specialty businesses, including our preferred provider organization, or PPO, and Medicare supplement products, an inability to gain market acceptance and expected membership in new product lines, including our PPO and Medicare supplement products, or an inability to achieve expected premium increases could result in lower revenues than expected and negatively affect our financial position, results of operations or cash flows. Factors that could contribute to the loss of membership, failure to gain new members in targeted markets or new product lines, or lower premiums include:

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	the inability of our marketing and sales plans to attract new customers or retain existing customers for existing products and new products;

•	the member’s assessment of our benefits, quality of service, our ease of use and our network stability for members in comparison to competing health plans;

•	our exit from selected service areas, including Medicare+Choice markets;

•	our limits on enrollment of new Medicare+Choice members in selected markets, through a combination of capacity waivers and voluntary closure notices;

•	reductions in work force by existing customers and/or reductions in benefits purchased by existing customers;

•	negative publicity and news coverage about us or litigation or threats of litigation against us; and

•	the loss of key sales and marketing employees.

We could become subject to material unpaid health care claims and health care costs that we would not otherwise incur because of insolvencies of providers with whom we have capitated contracts.

      Providers with whom we have capitated contracts could become insolvent and could expose us to unanticipated expenses. We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability where we are unable to agree upon a contract that is mutually beneficial. These costs may be incurred when we need to contract with other providers at less than cost-effective rates to continue providing health care services to our members. In addition to our insolvency exposure, our providers have deposited security reserves in third party institutions. Because our access to provider security reserves has, and may continue to be subject to challenge by the provider group or other third parties at interest, we could incur additional charges for unpaid health care claims if we are ultimately denied access to these funds. During 2001, we recorded $58 million in insolvency reserves, primarily as a result of Texas physician bankruptcies and other potentially insolvent providers in Texas.

      In 2001, the Texas legislature adopted changes to legislation that may affect contracts that our Texas subsidiary enters into or renews with its delegated network providers after January 1, 2002. State regulators may take the position that this legislation provides that health maintenance organizations, or HMOs, are liable for paying individual provider claims that are otherwise the financial responsibility of the capitated physician group if the HMO does not comply with the oversight requirements of the legislation. See “Business—Legal Proceedings—State of Texas Litigation.” We cannot predict whether the financial condition of our Texas providers will continue to deteriorate. To the extent that we do not accurately estimate the timing, amount or outcome of claims asserted against us based on providers with whom we have capitated contracts and who become insolvent, our results of operations or cash flows for a future period could be materially and adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

      In any particular market, health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs or difficulty meeting regulatory or accreditation requirements. In some markets, some health care providers, particularly hospitals, physician/ hospital organizations or multi-specialty physician groups, may have significant market positions. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of large provider groups such as those that occurred in Texas in 2001. A reduction in our membership resulting from disruptions in our health care provider networks would reduce our revenue and increase the proportion of our premium revenue needed to cover our health care costs.

Our results of operations could be adversely affected by understatements in our actual liabilities caused by understatements in our actuarial estimates of incurred but not reported or not paid claims.

      We estimate the amount of our reserves for incurred but not reported or not paid, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. These standard actuarial methodologies include, among other factors, the average interval between the date services are rendered and the date claims are received and/or paid, denied claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as required. Such estimates could understate or overstate our actual liability for claims and benefits payable. Any increases to such prior estimates could adversely affect our results of operations in future periods.

If our claims processing system is unable to handle an increasing claims volume, we may become subject to additional regulatory actions or less able to accurately estimate claims liabilities and establish related reserves.

      We have regulatory risk for the accurate and timely processing and payment of claims. If we are unable to handle continued increased claims volume, we may be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to handle such increased claims volume, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

      Overall, prescription drug costs have been rising for the past few years. The increases are due to the introduction of new drugs costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. As a way of controlling this health care cost component, we have implemented a significant decrease in prescription drug benefits for our Medicare+Choice members in almost all of our geographic areas in 2002. Despite these efforts, however, we may be unable to adequately control this health care cost component, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

      During 2002, we expect our selling, general and administrative expenses, net of savings from our December 2001 restructuring, to increase in connection with a new advertising campaign, new technology initiatives, increased expenses to market our PBM to unaffiliated members and plan sponsors, and expenses to expand our electronic prescription capabilities. Despite our efforts to control our selling, general and administrative expenses, these expenses could increase more than we anticipate as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in medical management, underwriting and actuarial resources and technology;

•	our need for increased claims administration, personnel and systems;

•	the necessity to comply with regulatory requirements, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA;

•	the success or lack of success of our marketing and sales plans to attract new customers, and create customer acceptance for new products;

•	our need for additional advertising, marketing, administrative or management information systems expenditures;

•	our ability to estimate costs for our self-insured retention for medical malpractice claims; and

•	our inability to achieve efficiency goals and resulting cost savings from announced restructuring or other initiatives.

      In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix between senior and commercial products and expected declines in our revenue, and could be adversely affected if we exit Medicare+Choice markets without replacing our revenue from those markets with revenue from other sources, such as our new Medicare supplement product offerings. If we do not generate expected cash flow from operations, we could be forced to postpone or cancel some of these planned investments, which would adversely affect our ability to meet our short term strategic plan.

We may not accurately estimate the amounts we will need to spend to comply with HIPAA, which may adversely affect our ability to execute portions of our business strategy or our expenses.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes administrative simplification provisions directed at standardizing transactions and codes and seeking protections for confidentiality and security of patient data. We expect to modify all of our information systems and business processes to comply with HIPAA regulations regarding standardizing transactions and codes. We also expect to incur expense developing systems and refining processes and contracts to comply with HIPAA. We currently estimate that our HIPAA compliance costs will approximate $23 million in 2002 as well as another $4 million in capital expenditures. We continue to evaluate the work required to meet HIPAA requirements and mandated compliance timeframes. To the extent that our estimated HIPAA compliance costs are less than our actual HIPAA compliance costs, amounts we had budgeted for other purposes will need to be used for HIPAA compliance which may adversely affect our ability to execute portions of our business strategy or may increase our selling, general and administrative expenses.

We are subject to several lawsuits brought by health care providers and members alleging that we engage in a number of improper practices, as well as a lawsuit brought by the State of Texas. Depending upon their outcome, these lawsuits could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

      Health care providers and members are currently attacking practices of the HMO industry through a number of lawsuits, including purported class action lawsuits brought against us and other HMOs. The lawsuits brought by health care providers allege that HMOs’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/ claims forms to reduce the amount of reimbursement, and that HMOs impose unfair contracting terms on health care providers, impermissibly delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided. The lawsuits brought by members allege that HMOs engage in a number of purportedly undisclosed practices designed to limit the amount and cost of health care services provided to members. These alleged practices include:

•	providing health care providers with financial incentives to restrict hospitalizations, referrals to specialist physicians, and prescriptions for high cost drugs;

•	entering into capitated contracts with health care providers, since capitated providers have financial incentives to limit health care services;

•	manipulating prescription drug formularies by removing drugs from formularies after members enroll;

•	manipulating determinations of whether health care services are medically necessary by excluding expensive procedures and treatments from being considered medically necessary; and

•	making determinations that established procedures and treatments for certain diseases, illnesses or injuries are experimental or investigational and so not provided for under HMOs’ coverage.

In addition, the lawsuit brought by the State of Texas alleges that we violated Texas laws in connection with our administration of our capitated contracts with three insolvent physician groups.

      These lawsuits, including those filed to date against us, may take years to resolve and, depending upon the outcomes of these cases, may cause or force changes in practices of the HMO industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the HMO industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

      From time to time, we are involved in legal proceedings that involve claims for coverage encountered in the ordinary course of business. We, like other HMOs and health insurers generally, exclude payment for some health care services from coverage under our HMO and other plans. We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services, including medical malpractice claims related to our taking a more active role in managing the cost of medical care. In addition, we may be subject to more claims of this nature from our Medicare+Choice members that will be litigated in state court, rather than under the Medicare Act’s administrative review process, based on a California Supreme Court decision that the United States Supreme Court declined to review. The loss of even one such claim, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, managed care errors and omissions and medical malpractice insurance coverage. We are at risk for our self-insured retention on these claims, and are substantially self-insured for medical malpractice claims. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss.

Regulators could terminate or elect not to renew our Medicare contracts, change the program or its regulatory requirements, or audit our proposals for Medicare plans, all of which could materially affect our revenue or profitability from our Medicare+Choice products.

      The Medicare program has accounted for more than 50% of our total revenue in each year since 1998. CMS regulates the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare+Choice products. CMS may terminate our Medicare+Choice contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare+Choice program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

      Our adjusted community rate proposals for the contract year 2002 have been filed and approved. In the normal course of business, all information submitted as part of the adjusted community rate process is subject to audit and approval. We cannot be certain that any ongoing and future audits will be concluded satisfactorily. We may incur additional, possibly material, liability as a result of these audits. The incurrence of such liability could have a material adverse effect on our financial position, results of operations or cash flows.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

      We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other HMOs, employer self-funded programs and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. In addition, pharmacy benefit management, or PBM, companies have continued to consolidate, competing with the pharmacy cost management capability of our wholly owned subsidiary, Prescription Solutions. Many of the PBM companies possess greater financial, marketing and other resources than we possess. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, brokers and employers may react negatively to adverse press associated with HMOs in general or directly about us, and consequently look to alternatives such as indemnity products or self-funded programs. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Recently enacted or proposed legislation, regulations and initiatives could materially and adversely affect our business by increasing our operating costs, reducing our membership or subjecting us to additional litigation.

      Recent changes in state and federal legislation have increased and will continue to increase the costs of regulatory compliance, and proposed changes in the law may negatively impact our financial and operating results. These changes may increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability. Regulation and enforcement is increasing both at the state and federal level. Increased regulations, mandated benefits and more oversight, audits and investigations and changes in laws allowing access to federal and state courts to challenge health care decisions may increase our administrative, litigation and health care costs. The following recent or proposed legislation, regulation or initiatives could materially affect our financial position:

•	proposed legislation and regulation could include adverse actions of governmental payors, including reduced Medicare premiums, discontinuance of, or limitation on, governmentally funded programs, recovery by governmental payors of previously paid amounts, the inability to increase premiums or prospective or retroactive reductions to premium rates for federal employees;

•	proposed legislation to provide payment and administrative relief for the Medicare+Choice program and regulate drug pricing by the state and federal government could include provisions that impact our Medicare+Choice products;

•	new and proposed “patients’ bill of rights” legislation at the state level that would hold HMOs liable for medical malpractice, including legislation enacted in Arizona, California, Oklahoma, Texas and Washington, may increase the likelihood of lawsuits against HMOs for malpractice liability. The proposed federal “patients’ bill of rights” has passed both the Senate and the House of Representatives but conference action is still pending at this time. This legislation would remove or limit the federal preemption set forth in the Employee Retirement Income Security Act of 1974, or ERISA, that precludes most individuals from suing their employer-sponsored health benefit plans for causes of action based upon state law and enable members to challenge coverage/benefits decisions in state and federal courts. The United States Supreme Court recently ruled that state laws that establish independent review boards to which members can appeal when HMOs deny coverage for certain treatments or procedures are not pre-empted by this federal preemption.

•	new and proposed state legislation, regulation, or litigation that would otherwise limit our ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	existing state legislation and regulation that may require increases in minimum capital, reserves, and other financial liability requirements and proposed state legislation that may limit the admissibility of certain assets;

•	state regulations that may increase the financial capital requirements of physicians and hospitals who contract with HMOs to accept financial risk for health services;

•	new and proposed legislation that permits and would permit independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	state and federal regulations that place additional restrictions and administrative requirements on the use, electronic retention, transmission and disclosure of personally identifiable health information, such as HIPAA, and federal regulations that enforce the current HIPAA administrative simplification deadlines of April 2003 for privacy compliance and October 2003 for data standards compliance;

•	new state and proposed federal laws mandating benefits including those that mandate equal coverage for mental health benefits, commonly called mental health parity; and

•	existing and proposed legislation that would limit our ability to manage care and utilization such as “any willing provider” and “direct access” laws.

We may take charges for long-lived asset impairments or dispositions, or restructurings that could materially impact our results of operations or cash flows.

      In the future, we may announce dispositions of assets or product exits as we continue to evaluate whether our subsidiaries or products fit within our business strategy. We may also record goodwill or long-lived asset impairment charges if one or more of our subsidiaries with operating losses generates less operating cash flows than we currently expect. In addition, as we refocus and retool our work force as part of attempting to improve our operating performance, we expect some positions to change or be eliminated, which could result in future restructuring charges. We cannot be certain that dispositions, impairments or restructuring activities will not result in additional charges. In addition, disposition or restructuring charges could have a material adverse effect on our results of operations or cash flows.

We could have to change our investment practices in the future to avoid being deemed to be an investment company under the Investment Company Act of 1940, as amended, which could adversely affect our rate of return on our investments and our results of operations.

      Due to recent changes in accounting rules, our legal structure and our recent operating results, we may inadvertently fail the statistical test for being regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act requires registration of, and imposes substantial operating restrictions on, companies that engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding, or trading in securities, or that meet certain statistical tests concerning a company’s asset composition and sources of income.

      Because we are primarily engaged through our existing operating subsidiaries in the health care and insurance industries and we intend our future operating subsidiaries to be engaged in these businesses or related consumer businesses, we believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities and that we are not an investment company. We are able to rely on an SEC rule that exempts us from the requirement of registering as an investment company for up to one year. In the interim, we intend to file a request for an order from the SEC, declaring us not to be an investment company so that we would be exempt from the provisions of the Investment Company Act. The granting of this type of order is a matter of SEC discretion and, therefore, we cannot assure you that it will be granted to us. Even if we were to receive an SEC order, there can be no assurance that our business activities would not ultimately subject us to regulation under the Investment Company Act.

      If the SEC does not grant the requested order, to avoid registration under the Investment Company Act, we may have to restructure our subsidiaries and/or our investments so that we do not fail the statistical tests relating to asset composition. These changes might include increasing the component of our investments held in government securities or refraining from buying or selling securities when we would otherwise not choose to do so. This could have a negative impact on our results of operations.

Our senior credit facility contains restrictive covenants that may limit our ability to expand or pursue our business strategy.

      Our senior credit facility limits, and in some circumstances prohibits, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates; and

•	effect a consolidation or merger.

      We are required under the senior credit facility to maintain compliance with certain financial ratios. We may not be able to maintain these ratios. Covenants in the senior credit facility may impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the senior credit facility may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, the lenders under the senior credit facility may accelerate our debt under the senior credit facility. If the indebtedness under the senior credit facility is accelerated, we could not assure you that our assets would be sufficient to repay all outstanding indebtedness in full.

Risks Relating to the Exchange Notes

Our subsidiaries are under no obligation to distribute any of their available cash flow to us, which we will need to service the exchange notes, and our HMO and insurance subsidiaries are subject to capitalization requirements that may significantly limit or restrict the amount of their available cash flow that they can distribute to us.

      The exchange notes are obligations of PacifiCare Health Systems, Inc., which is a holding company, and, from and after the date that the applicable guarantee becomes effective, our subsidiaries that are guaranteeing the exchange notes. Because we derive substantially all of our revenues and EBITDA from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our debt service obligations, including our obligations under the exchange notes. Only certain of our domestic, unregulated subsidiaries will guarantee the exchange notes from the date that the exchange notes are issued, and the aggregate revenue, excluding intercompany revenues, generated by those subsidiaries was $6 million and $7 million, respectively, for the year ended December 31, 2001 and the three months ended March 31, 2002. Our subsidiaries that will guarantee the exchange notes from the date that the exchange notes are issued did not generate EBITDA during the year ended December 31, 2001 or the three months ended March 31, 2002. Certain of our other domestic, unregulated subsidiaries will guarantee the exchange notes once we have permanently repaid our FHP senior notes. These subsidiaries generated aggregate revenue, excluding intercompany revenues, and EBITDA of $468 million and $86 million, respectively, for the year ended December 31, 2001, and $105 million and $12 million, respectively, for the three months ended March 31, 2002. Our regulated subsidiaries will have no obligation to pay any amounts due on the exchange notes or to make any funds available to us for payment of the exchange notes, whether by dividends, loans, distributions or other payments. The aggregate revenue, excluding intercompany revenues, and EBITDA generated by our regulated subsidiaries were $11 billion and $319 million, respectively, for the year ended December 31, 2001, and $3 billion and $88 million, respectively, for the three months ended March 31, 2002. Our regulated subsidiaries’ aggregate revenue, excluding intercompany revenues, and EBITDA represented 96% and 95% of our consolidated revenue and consolidated EBITDA, respectively, for the year ended December 31, 2001, and 96% and 109% of our consolidated revenue and consolidated EBITDA, respectively, for the three months ended March 31, 2002. As of March 31, 2002, these regulated subsidiaries held 89% of our total assets, which percentage gives effect to intercompany eliminations and excludes investments in subsidiaries.

      Our regulated subsidiaries are subject to HMO regulations or insurance regulations and may be subject to substantial supervision by one or more HMO or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by HMO or insurance regulations, which may from time to time impact the amount of funds those subsidiaries can pay to us. After giving effect to these various capital requirements, our regulated subsidiaries had a surplus in excess of these requirements of approximately $256 million as of March 31, 2002. Our regulated subsidiaries paid dividends to us of $119 million and $47 million for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively. In addition, in September 1998, the National Association of Insurance Commissioners adopted new minimum capitalization guidelines, known as risk-based capital rules, for health care coverage provided by HMOs and other risk-bearing health care entities, which some of the states our regulated subsidiaries operate in have adopted as their governing regulations for capital requirements. Our regulated subsidiaries could become subject to increased capitalization requirements depending on the nature and extent of the risk-based capital rules, if any, ultimately adopted in the other states in which they operate.

      From time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state legislator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the state’s financial requirements. Furthermore, varying results of operations or other business considerations, for example determinations as to the amount of funds in excess of capital requirements that our regulated subsidiaries should retain to fund their operations, may reduce or restrict the amount of dividends, loans or other distributions to us from our subsidiaries. Any of these factors could reduce the amount of funds we have available to us to make payments of principal and interest on our outstanding indebtedness, including the exchange notes.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations and our ability to make full payment on your exchange notes.

      We have a significant level of debt and interest expense. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and our other permanent repayment or retirement of indebtedness that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had approximately $826.0 million of outstanding indebtedness. We also would have had the ability to incur $54.5 million in additional debt under the revolving line of credit portion of our senior credit facility as of March 31, 2002, after giving pro forma effect to the events described in the preceding sentence and our other permanent reduction of borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002. As of July 2, 2002, the amount that we may borrow under our revolving line of credit began to be reduced by $5 million each quarter. For the quarter ended March 31, 2002, our pro forma interest expense on our pro forma outstanding indebtedness as of March 31, 2002, after giving effect to the adjustments described above and assuming the interest rates under our senior credit facility, as amended in April 2002, were in effect throughout the quarter, would have been $21 million. Our aggregate level of indebtedness, and our debt service requirements, increased in connection with the offering of the outstanding notes. If market interest rates increase, our debt service requirements will increase even more. As of July 2, 2002, we also began making quarterly cash amortization payments of $20 million under the senior credit facility. We may use internally generated funds, draws on our equity commitment arrangement and/or the proceeds of other issuances of securities to meet these debt service and amortization obligations, which could adversely affect our operations, our ability to compete and our ability to make full payment on your exchange notes.

Because the exchange notes are effectively subordinated to our and the guarantors’ secured debt and the debt and other liabilities of our non-guarantor subsidiaries, you may not receive full payment on your exchange notes.

      The exchange notes are not secured by any of our assets or the assets of our subsidiaries. Our obligations under the senior credit facility are secured by substantially all of the assets of our domestic, unregulated subsidiaries and the FHP senior notes share in some of the collateral securing the senior credit facility. If we are unable to repay amounts due on our secured debt, the lenders could proceed against the collateral securing that debt and we may not have sufficient assets left to pay you.

      In addition, the exchange notes are effectively subordinated in right of payment to all debt and other liabilities, including trade payables and other accrued liabilities, of our subsidiaries that are not guaranteeing the exchange notes, including, before their guarantees become effective, our subsidiaries that will guarantee the exchange notes only after we have permanently repaid the FHP senior notes. As of March 31, 2002, our regulated subsidiaries and our other subsidiaries that will not guarantee the exchange notes from the date that the exchange notes are issued had total liabilities of approximately $1.4 billion, excluding intercompany indebtedness. In addition, these subsidiaries have historically generated substantially all of our revenues and EBITDA. Any right we may have to receive assets of our regulated subsidiaries or, before their guarantees become effective, of our other subsidiaries that will guarantee the exchange notes only after we have permanently repaid the FHP senior notes, upon their liquidation or reorganization, and your resulting rights to participate in those assets, would be effectively subordinated to the claims of their creditors. In addition, if one or more of our regulated subsidiaries becomes insolvent, its regulators may seize its assets to cover its obligations under health care policies, which could result in our remaining assets being insufficient to pay the exchange notes in full or at all.

We are prohibited from, and may be unable to, repurchase the exchange notes upon a change of control, which would cause defaults under the senior credit facility and possibly other indebtedness we may incur in the future.

      Upon a change of control as defined in the indenture for the exchange notes, you may require us to offer to repurchase all or a portion of your exchange notes. If a change of control were to occur, we may not have enough funds to pay the repurchase price for all tendered exchange notes. We are prohibited under the senior credit facility, and may be prohibited under indebtedness we may incur in the future, from purchasing any exchange notes prior to their stated maturity. In such circumstances, we will be required to repay all or a portion of the outstanding principal of, and pay any accrued and unpaid interest on, indebtedness under the senior credit facility and any such other future indebtedness or obtain the requisite consent from the lenders under the senior credit facility and the holders of any such other future indebtedness to permit the repurchase of the exchange notes. If we are unable to repay all of such indebtedness or are unable to obtain the necessary consents, we will be unable to offer to repurchase the exchange notes, which would constitute an event of default under the indenture for the exchange notes, which itself would also constitute a default under the senior credit facility and the indenture for the FHP senior notes and could constitute a default under the terms of any future indebtedness that we may incur. In addition, the events that constitute a change of control under the indenture for the exchange notes may also be events of default under the senior credit facility or other indebtedness we may incur in the future. The term “change of control” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the exchange notes upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction because those transactions could be structured in a manner whereby they would not be considered a “change of control” for purposes of the indenture for the exchange notes.

If the FHP senior notes are not permanently repaid, we will not provide guarantees of the exchange notes by the domestic, unregulated subsidiaries of PHPA.

      Immediately upon the prepayment, redemption, purchase, defeasance or other satisfaction in full of the FHP senior notes, or upon any waiver, modification or amendment of the provisions in the documents governing the FHP senior notes so that those documents no longer restrict the ability of the domestic, unregulated subsidiaries of PHPA to guarantee the exchange notes, we will cause the domestic, unregulated subsidiaries of PHPA to guarantee the obligations under the exchange notes. We used a portion of the net proceeds of the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. We cannot assure you that we will be able to continue to maintain our compliance with the provisions of our senior credit facility and utilize the funds in the restricted cash collateral account to repurchase or repay the FHP senior notes. If we do not prepay, redeem, purchase, defease or otherwise satisfy in full the FHP senior notes, whether using funds from the restricted cash collateral account or otherwise, the domestic, unregulated subsidiaries of PHPA will not guarantee the obligations under the exchange notes. Furthermore, assuming the guarantee of the obligations under the exchange notes by the domestic, unregulated subsidiaries of PHPA is issued, we cannot assure you that a court would determine such guarantees to be enforceable. See “Risk Factors— Federal and state laws permit a court to void the subsidiary guarantees or determine subsidiary guarantees to be unenforceable under certain circumstances.”

Federal and state laws permit a court to void the subsidiary guarantees or determine subsidiary guarantees to be unenforceable under certain circumstances.

      Any guarantee of the exchange notes by our domestic, unregulated subsidiaries, or any payment under or on account of any such guarantees, may be subject to review under federal or state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws, a subsidiary guarantee, or a payment under or on account of any such guarantee, will be a fraudulent conveyance if (1) any of our subsidiaries made guarantees with the intent of hindering, delaying or defrauding creditors, or (2) any of the subsidiary guarantors received less than reasonably equivalent value or fair consideration in return for its guarantee, and in the case of (2) only, one of the following is also true:

•	any of the subsidiary guarantors was insolvent, or became insolvent, at the time of the guarantee or payment on account of or under such guarantee;

•	the guarantee, or such payment, left the applicable subsidiary guarantor with an unreasonably small amount of capital; or

•	the applicable subsidiary guarantor intended to, or believed that it would, be unable to pay its debts as they matured.

      If any guarantee were to be deemed a fraudulent conveyance, a court could, among other things, void any of the subsidiary guarantors’ obligations under its guarantee and require the repayment of any amounts paid thereunder. Generally, an entity will be considered insolvent if:

•	the sum of its debts is greater than the value of its property;

•	the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

•	it cannot pay its debts as they become due.

      We cannot be sure as to whether a court would determine that immediately after the issuance of the subsidiary guarantees or the making of any payment under or on account of any such guarantee, each of the subsidiary guarantors would be solvent, would have sufficient capital to carry on its business and would be able to pay its debts as they mature or what standard a court would apply in making these determinations.

      In addition, the guarantees could also be subject to the claim that, since the guarantees were incurred for our benefit, and only indirectly or not for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration and, in the case of the guarantees by the domestic, unregulated subsidiaries of PHPA, for no value at all at the time the guarantees become effective. Thus, a court could find such guarantees to be unenforceable.

No public market exists for the exchange notes. The failure of a market to develop could affect your ability to, and the price at which you may, resell your exchange notes.

      No public market exists for the exchange notes and no public market for the exchange notes may develop. The exchange notes will not be listed on any securities exchange. We cannot assure you as to the liquidity of any trading market for the exchange notes. If the exchange notes are traded after their initial issuance, they may trade at prices lower than the price at which you purchased the corresponding outstanding notes as a result of, among other things, prevailing interest rates, the market for similar securities, our financial condition and prospects and general economic conditions.

Risks Relating to the Exchange Offer

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected. You will also not be permitted to transfer exchange notes without compliance with the registration and/or prospectus delivery requirements of the Securities Act in certain circumstances.

      We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent together will all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions with respect to tendering your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you will continue to hold outstanding notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be fewer outstanding notes outstanding.

      In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

THE EXCHANGE OFFER

Purpose and Effect

      On May 21, 2002, we sold $500.0 million aggregate principal amount of outstanding notes in a private placement to Morgan Stanley & Co. Incorporated and UBS Warburg LLC, or the placement agents. The placement agents then resold the outstanding notes in reliance on Rule 144A and Regulation S under the Securities Act. In connection with the sale by us of the outstanding notes, we entered into a registration rights agreement, dated May 21, 2002, with the placement agents, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, subject to certain exceptions, generally may be reoffered and resold without registration under the Securities Act.

      Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely consummation of the exchange offer, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. We have agreed that in the event that either we do not consummate the exchange offer or the shelf registration statement described below is not declared effective on or prior to February 21, 2003, the interest rate of the outstanding notes will be increased by one-half of one percent (.5%) per annum until the earlier of the consummation of the exchange offer or the effectiveness of the shelf registration statement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

      In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of ours.

      Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

      Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	is a broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by the broker-dealer as a result of market-making or other trading activities;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	the holder has an arrangement with any person to engage in the distribution of exchange notes.

      Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

      In the event that our belief regarding resales is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume, nor will we indemnify you against, this liability. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 13, 2002 or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

      The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

      As of the date of this prospectus, outstanding notes representing $500.0 million in aggregate principal amount were outstanding and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

      We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice thereof to State Street Bank and Trust Company of California, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes as promptly as practicable after the expiration date unless the exchange offer is extended.

      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

      The expiration date shall be 5:00 p.m., New York City time, on August 13, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

(A)	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

(B)	to amend the terms of the exchange offer in any manner.

      In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering Outstanding Notes

      Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. Except as set forth under “— Book Entry Transfer,” to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•	a timely confirmation of a book-entry transfer, or “book-entry confirmation,” of the outstanding notes, if that procedure is available, into the exchange agent’s account at the Depository Trust Company, or the “book-entry transfer facility,” following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

      Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

      THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR YOU.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, or “eligible institution,” unless outstanding notes tendered pursuant thereto are tendered:

(A)	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

(B)	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person is under any duty to give notification of such defects or irregularities and neither we, the exchange agent nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

      In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of ours.

      In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to the Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

      The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through the Depository Trust Company. To accept the exchange offer through ATOP, participants in the Depository Trust Company must send electronic instructions to the Depository Trust Company through the Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to the Depository Trust Company and transmitted by the Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

      If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and a duly executed notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal of a tender of outstanding notes to be effective, a written or, for Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, or the “depositor”;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

      All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering Outstanding Notes” at any time on or prior to the expiration date.

Conditions To The Exchange Offer

      Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

      In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

      The exchange offer is not conditioned on any minimum principal amount of outstanding notes being tendered for exchange.

Exchange Agent

      State Street Bank and Trust Company of California, N.A. has been appointed as exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier: State Street Bank and Trust Company of California, N.A., c/o State Street Bank and Trust Company, Corporate Trust Department, 5th Floor, 2 Avenue de Lafayette, Boston, MA 02111; with drop facilities at: State Street Bank and Trust Company, N.A., an affiliate of the exchange agent, Corporate Trust Window, 15th Floor, 61 Broadway, New York, NY 10006.

      Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier: State Street Bank and Trust Company of California, N.A., c/o State Street Bank and Trust Company, Corporate Trust Department, 5th Floor, 2 Avenue de Lafayette, Boston, MA 02111 Attn: Mackenzie Elijah.

By Facsimile: (eligible institutions only) (617) 662-1452 or for information or confirmation by telephone: (617) 662-1525.

      Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

      We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include exchange agent, trustee, accounting, legal, printing, and related fees and expenses.

Transfer Taxes

      Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the consummation of the exchange offer. The expenses of the exchange offer will be amortized by us over the term of the exchange notes under generally accepted accounting principles.

Adverse Consequences of Failure to Exchange

      If you fail to exchange your outstanding notes for exchange notes under the exchange offer, you will remain subject to the restrictions on transfer of your outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the registration rights agreement dated as of May 21, 2002 with Morgan Stanley & Co. Incorporated and UBS Warburg LLC, as placement agents. We will not receive any cash proceeds from the issuance of the exchange notes.

      We received net proceeds from the sale of the outstanding notes of approximately $476.2 million after deducting discounts and commissions for the placement agents and estimated expenses associated with the offering payable by us. We used all of the net proceeds of the offering of the outstanding notes as follows:

•	$369.6 million was used to permanently repay indebtedness under our senior credit facility;

•	$21.6 million was used to deposit cash against outstanding letters of credit under our senior credit facility; and

•	$85.0 million was used to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date.

      Our use of a portion of the net proceeds from the offering of the outstanding notes to permanently repay indebtedness under our senior credit facility resulted in the maturity date of our remaining indebtedness under the facility being extended to January 3, 2005. The indebtedness under our senior credit facility that was repaid accrued interest at variable rates and, giving effect to the amendment to our senior credit facility which was executed on April 18, 2002, had an average overall interest rate, excluding the facility fee, of approximately 6.8% per annum as of March 31, 2002. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of its estimated net proceeds as described above and our other permanent retirement of debt or reduction of borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit. As of July 2, 2002, the amount that we may borrow under our revolving line of credit began to be reduced by $5 million each quarter.

CAPITALIZATION

      The following table sets forth:

•	our consolidated capitalization as of March 31, 2002;

•	our pro forma consolidated capitalization giving effect to our permanent repayment of $46.8 million of debt under our senior credit facility other than in connection with our offering of the outstanding notes, our purchase and permanent retirement of $21.0 million of our FHP senior notes, our permanent retirement of $3.0 million of our FHP senior notes in exchange for 0.1 million shares of treasury stock, our deposit of $2.4 million in net proceeds we received from sales of certain real estate assets against outstanding letters of credit under our senior credit facility, and the offering of the outstanding notes and the application of its estimated net proceeds as set forth under “Use of Proceeds,” which each occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002. Please read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes and other financial information included and incorporated by reference in this prospectus.

	As of March 31, 2002

	Actual	Pro Forma(1)

		(unaudited)

	(in millions, except share
	and per share amounts)
Restricted cash collateral account for FHP senior notes(2)	$—	$64.1
Deposits against letters of credit(3)	—	24.0

Total debt:
Senior credit facility:
Term loan	$625.0	$263.6
Revolving line of credit	55.0	0.0

Total senior credit facility	680.0	263.6

FHP senior notes	88.0	64.0 (2)
10 3/4% senior notes due 2009, net of discount	—	497.0
Other	1.4	1.4

Total debt	$769.4	$826.0

Stockholders’ equity:
Common stock, $0.01 par value; 200,000,000 shares authorized; 47,331,000 shares issued as of March 31, 2002	0.5	0.5
Preferred stock, $0.01 par value; 40,000,000 shares authorized; none issued as of March 31, 2002	—	—
Unearned compensation	(1.0)	(1.0)
Additional paid-in capital	1,577.7	1,562.5
Accumulated other comprehensive loss	(4.8)	(4.8)
Retained earnings(4)	249.3	238.1
Treasury stock, at cost	(648.4)	(621.5)

Total stockholders’ equity	1,173.3	1,173.8

Total capitalization	$1,942.7	$1,999.8

(1)	As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of its estimated net proceeds as set forth under “Use of Proceeds” and our other permanent retirement of debt or reduction in borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit. As of July 2, 2002, the amount that we may borrow under our revolving line of credit began to be reduced by $5 million each quarter.

(2)	We used $85 million of the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding.

(3)	We used $21.6 million of the net proceeds from the offering of the outstanding notes to deposit cash against outstanding letters of credit under our senior credit facility. After the closing of the offering of the outstanding notes and on or before June 12, 2002, we also deposited $2.4 million in net proceeds we received from sales of certain real estate assets against outstanding letters of credit under our senior credit facility.

(4)	In connection with the offering of the outstanding notes, unamortized senior credit facility fees of $18.3 million, or $11.5 million, net of tax, associated with our amendments to the senior credit facility were written off in the quarter ended June 30, 2002 as a result of our repaying a significant portion of the senior credit facility with the net proceeds from the offering of the outstanding notes.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table and the notes thereto set forth our historical consolidated financial information and other financial information. The income statement data for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 were derived from our audited consolidated financial statements incorporated by reference in this prospectus. The income statement data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The income statement data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002 were derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The financial data as of March 31, 2002 and for the three-month periods ended March 31, 2001 and 2002 in our opinion reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Operating results for the three months ended March 31, 2002 are not necessarily indicative of results to be expected for the full fiscal year. The financial data in the following table and the notes thereto should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in this prospectus and also incorporated by reference in this prospectus from our Form 10-K for our fiscal year ended December 31, 2001 and our Form 10-Q for our fiscal quarter ended March 31, 2002, as the same may be updated and superseded by later filings we make with the SEC under the Exchange Act. The financial data in the following table and the notes thereto should also be read in conjunction with our consolidated financial statements and related notes and the other financial information incorporated by reference or included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands, except per share amounts)
Income Statement Data:
Revenue:
Commercial premiums	$3,728,243	$3,823,587	$3,994,475	$4,912,216	$4,795,741	$1,230,152	$1,250,938
Senior premiums	5,206,919	5,586,592	5,875,687	6,416,039	6,764,164	1,732,435	1,547,100
Other income	47,518	111,303	118,928	139,672	172,804	38,066	46,592
Net investment income	80,665	104,306	84,050	108,371	111,263	30,046	18,821

Total operating revenue	9,063,345	9,625,788	10,073,140	11,576,298	11,843,972	3,030,699	2,863,451

Expenses:
Health care services:
Commercial services	3,199,885	3,167,622	3,262,261	4,178,701	4,258,412	1,100,675	1,094,207
Senior services	4,458,994	4,834,638	5,106,429	5,734,956	6,109,245	1,571,938	1,389,826

Total health care services	7,658,879	8,002,260	8,368,690	9,913,657	10,367,657	2,672,613	2,484,033

Selling, general and administrative expenses	1,055,080	1,089,418	1,105,816	1,203,573	1,205,478	292,919	309,843
Amortization of goodwill	53,077	56,284	55,447	58,721	59,115	14,748	—
Amortization of intangible assets	17,142	20,309	20,510	24,496	23,781	6,169	5,374
Office of Personnel Management credits	—	(4,624)	—	(2,964)	—	—	(12,851)
Impairment, disposition, restructuring and other charges (credits)	154,507	15,644	(2,233)	11,730	61,157	(928)	—

Operating income	124,660	446,497	524,910	367,085	126,784	45,178	77,052
Interest expense	(64,536)	(60,923)	(43,001)	(79,636)	(70,282)	(20,135)	(16,191)
Minority interest in consolidated subsidiary	—	—	—	637	—	—	—

Income before income taxes	60,124	385,574	481,909	288,086	56,502	25,043	60,861
Provision for income taxes	81,825	183,147	203,365	127,046	38,371	11,895	22,701

Income before extraordinary gain and cumulative effect of a change in accounting principle	(21,701)	202,427	278,544	161,040	18,131	13,148	38,160
Extraordinary gain on early retirement of debt (less income taxes of $0.9 million)	—	—	—	—	875	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(897,000)

Net income (loss)	$(21,701)	$202,427	$278,544	$161,040	$19,006	$13,148	$(858,840)

Preferred dividends	(8,792)	(5,259)	—	—	—	—	—
Net income (loss) available to common stockholder	$(30,493)	$197,168	$278,544	$161,040	$19,006	$13,148	$(858,840)

Basic earnings (loss) per share:
Income before extraordinary gain and cumulative effect of a change in accounting principle	$(0.75)	$4.50	$6.26	$4.59	$0.54	$0.39	$1.10
Extraordinary gain, net	—	—	—	—	0.02	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(25.96)

Basic earnings (loss) per share	$(0.75)	$4.50	$6.26	$4.59	$0.56	$0.39	$(24.86)

Diluted earnings (loss) per share(1):
Income before extraordinary gain and cumulative effect of a change in accounting principle	$(0.75)	$4.40	$6.23	$4.58	$0.53	$0.39	$1.10
Extraordinary gain, net	—	—	—	—	0.02	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(25.96)

Diluted earnings (loss) per share	$(0.75)	$4.40	$6.23	$4.58	$0.55	$0.39	$(24.86)

Shares used in calculating basic earnings (loss) per share	40,523	43,780	44,506	35,072	33,775	33,474	34,544

Shares used in calculating diluted earnings (loss) per share(1)	40,523	46,005	44,717	35,167	34,029	33,807	34,544

Calculation of Adjusted(2) Net Incom	e (Loss ):
Net income (loss), as reported	$(3)	$(3)	$278,544	$161,040	$19,006	$13,148	$(858,840)
Adjustments for elimination of goodwill amortization	(3)	(3)	55,093	57,057	57,411	14,320	—

Net income (loss), as adjusted	$(3)	$(3)	$333,637	$218,097	$76,417	$27,468	$(858,840)

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(in thousands, except per share amounts)
Basic earnings (loss) per share, as reported	$(3)	$(3)	$6.26	$4.59	$0.56	$0.39	$(24.86)
Adjustments for elimination of goodwill amortization	(3)	(3)	1.24	1.63	1.70	0.43	—

Basic earnings (loss) per share, as adjusted	$(3)	$(3)	$7.50	$6.22	$2.26	$0.82	$(24.86)

Diluted earnings (loss) per share, as reported	$(3)	$(3)	$6.23	$4.58	$0.55	$0.39	$(24.86)
Adjustments for elimination of goodwill amortization	(3)	(3)	1.23	1.62	1.69	0.42	—

Diluted earnings (loss) per share, as adjusted	$(3)	$(3)	$7.46	$6.20	$2.24	$0.81	$(24.86)

(1)	Dilutive potential common shares were excluded from the calculations of loss per share for the year ended December 31, 1997 and the three months ended March 31, 2002 because they were antidilutive.

(2)	As adjusted for the elimination of goodwill amortization under SFAS No. 142 as of the beginning of each period indicated.

(3)	The SEC’s staff only requires that this data be provided for our three most recent fiscal years and subsequent interim periods.

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands)
Other Financial and Operating Data:
Consolidated EBITDA(1)	$396,044	$578,546	$640,774	$507,051	$336,645	$80,297	$81,637
Depreciation and amortization	116,877	121,029	118,097	130,563	148,704	36,047	17,436
Capital expenditures	68,533	41,631	66,211	105,256	77,301	21,667	18,626
Net cash flows provided by (used in) operating activities	413,489	455,587	569,698	631,236	38,923	88,835	(405,511)
Net cash flows (used in) provided by investing activities	(1,013,041)	(18,911)	(250,859)	72,376	(260,828)	(105,470)	(94,466)
Net cash flows used in financing activities	912,478	(392,714)	(194,411)	(301,041)	(51,971)	(8,967)	(25,029)
Ratio of earnings to fixed charges(2)	3.7x	6.1x	9.1x	4.0x	2.4x	2.0x	3.3x

	As of December 31,
						As of March 31,
	1997	1998	1999	2000	2001	2002

	(in thousands)
Balance Sheet Data
Cash and equivalents	$680,674	$724,636	$849,064	$1,251,635	$977,759	$452,753
Marketable securities	864,708	875,553	999,194	864,013	1,062,353	1,084,988
Total assets	4,963,046	4,630,944	4,884,021	5,323,436	5,096,046	3,692,106
Medical claims and benefits payable	721,500	645,300	795,200	1,270,800	1,095,900	1,078,500
Total debt	1,011,388	650,093	975,000	836,717	794,433	769,399
Stockholders’ equity	2,062,187	2,238,096	1,977,719	2,003,560	2,033,785	1,173,261

(1)	Consolidated EBITDA represents EBITDA (net income plus interest expense, provision for income taxes and depreciation and amortization expense) before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits, extraordinary gain on early retirement of debt and the cumulative effect of a change in accounting principle. Consolidated EBITDA includes amounts that our subsidiaries are restricted from dividending or distributing to us because health maintenance organization and insurance regulations require those subsidiaries to meet or exceed various capital standards. We have included consolidated EBITDA because we understand that it is one measure used by some investors to determine our historical ability to service our indebtedness. Other companies in our business may present EBITDA differently than we do. Consolidated EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered by an investor as an alternative to net income or operating income as an indicator of our operating performance or cash flow from operations, or as an alternative to cash flows as a measure of liquidity.

     Consolidated EBITDA was calculated as follows:

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands)
Net income	$(21,701)	$202,427	$278,544	$161,040	$19,006	$13,148	$(858,840)
Interest expense	64,536	60,923	43,001	79,636	70,282	20,135	16,191
Provision for income taxes	81,825	183,147	203,365	127,046	38,371	11,895	22,701
Depreciation and amortization	116,877	121,029	118,097	130,563	148,704	36,047	17,436
Impairment, disposition, restructuring and other charges (credits)	154,507	15,644	(2,233)	11,730	61,157	(928)	—
Office of Personnel Management credits	—	(4,624)	—	(2,964)	—	—	(12,851)
Extraordinary gain on early retirement of debt	—	—	—	—	(875)	—	—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	897,000

Consolidated EBITDA	$396,044	$578,546	$640,774	$507,051	$336,645	$80,297	$81,637

(2)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes before impairment, disposition, restructuring and other charges (credits), Office of Personnel Management credits and the cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges represent interest expense, including capitalized interest, on all debt, amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated interest factor attributable to rental expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity during the three-year period ended December 31, 2001 and the three-month periods ended March 31, 2001 and 2002. In addition to the discussion of our liquidity and capital resources below, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference in this prospectus from our Form 10-K for our fiscal year ended December 31, 2001 and our Form 10-Q for our fiscal quarter ended March 31, 2002, as the same may be updated and superseded by later filings we make with the SEC under the Exchange Act. You should also read this discussion, including the portions of it that are incorporated by reference, in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

Liquidity and Capital Resources

      We have funded our working capital requirements and capital expenditures from our cash flows from operations and borrowings under our senior credit facility. On April 18, 2002, we executed an amendment with our lenders to extend the maturity date of our senior credit facility from January 2, 2003 to January 3, 2005. The extension of the maturity date to January 3, 2005 was conditioned on the reduction of the senior credit facility by $250 million on or prior to January 2, 2003 and we satisfied this condition following the closing of the offering of the outstanding notes. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and our other permanent repayment of indebtedness under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had $263.6 million of outstanding indebtedness under the senior credit facility, all of which would have been under the term loan portion of the senior credit facility. As of March 31, 2002, after giving pro forma effect to the adjustments described in the preceding sentence and our other permanent reduction in borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit. As of July 2, 2002, the senior credit facility began amortizing $25 million per quarter, including a $20 million cash payment on the term loan and a $5 million reduction in borrowing capacity under the revolving line of credit. The portion of the net proceeds from the offering of the outstanding notes that we used to permanently repay indebtedness under the senior credit facility was applied to the principal amount that would otherwise be due under the senior credit facility on January 3, 2005.

      In December 2001, we entered into a 10-year contract to outsource our IT operations to IBM. Under the contract, IBM is the coordinator of our infrastructure technology outsourcing arrangement, and will provide IT services and day-to-day management of our IT infrastructure, including data center operations, support services and information distribution. In January 2002, we entered into a 10-year contract to outsource our IT software applications maintenance and enhancement services to Keane. Our total cash obligations for base fees under these contracts over the 10-year terms will be approximately $1.3 billion.

      In connection with the IBM outsourcing contract, we sold IBM computer equipment with a net book value of $42 million. The consideration we received from IBM for the sale included $25 million in cash, and a note receivable for the $17 million balance. On January 2, 2002, we paid and permanently retired $25 million of the outstanding balance on our term loan under our senior credit facility with proceeds we received from the computer equipment sold to IBM. We will collect the note receivable in the form of credits against our base fee payments from 2002 through 2005.

      In December 2001, we entered into an equity commitment arrangement with Acqua Wellington, an institutional investor, for the purchase by Acqua Wellington of up to 6.9 million shares or $150 million in our common stock. In April 2002, we concluded a draw down of our equity commitment arrangement with Acqua Wellington. As a result of this draw down, we sold 420,720 shares to Acqua Wellington for an average price of

$21.39 per share. The total proceeds from the sale were approximately $9 million. We reissued treasury stock to provide the common stock used in the draw down.

      Our consolidated cash, cash equivalents and marketable securities decreased 25% or $502 million to $1.5 billion as of March 31, 2002, from $2.0 billion as of December 31, 2001 because we did not receive the advance CMS payment in March 2002 for April 2002. Our consolidated cash, cash equivalents and marketable securities position reflects in part that nearly all of our subsidiaries hold cash, cash equivalents and marketable securities to help them satisfy HMO or insurance regulations that require them to meet or exceed various capital standards.

      Our ability to repay debt depends on dividends and cash transfers from our subsidiaries. Nearly all of our subsidiaries are subject to HMO regulations or insurance regulations and may be subject to substantial supervision by one or more HMO or insurance regulators. Our subsidiaries which are subject to regulation must meet or exceed various capital standards imposed by HMO or insurance regulations, which may from time to time impact the amount of funds the subsidiaries can pay to us. Our subsidiaries are not obligated to make funds available to us and creditors of our subsidiaries have superior claims to our subsidiaries’ assets, except those subsidiaries that guarantee the notes from the time that the applicable guarantee becomes effective. Additionally, from time to time, we advance funds to our subsidiaries in the form of a loan or capital contribution to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state regulator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the risk-based capital requirements. This may in turn affect the subsidiary’s ability to pay dividends or make other cash transfers.

Operating Cash Flows

      Cash flows provided by operations, excluding the impact of unearned premium, were $83 million for the three months ended March 31, 2002 compared to cash flows provided by operations, excluding the impact of unearned premium revenue, of $69 million for the three months ended March 31, 2001. This increase was primarily related to changes in our assets and liabilities as discussed below in “—Other Balance Sheet Explanations.”

Other Balance Sheet Explanations

      Receivables, Net. Our net receivables decreased $27 million between December 31, 2001 and March 31, 2002 because of the following factors:

•	a $20 million decrease in provider receivables, primarily due to additional reserves recorded for various providers, primarily in California and Texas; and

•	a $20 million decrease in trade receivables, primarily due to the collection of 2001 prescription drug rebates earned due to prescription drug benefit changes; partially offset by

•	a $13 million increase in other receivables, primarily related to the cash expected to be collected in the first quarter of 2002 as part of the OPM settlement.

      Goodwill and Intangible Assets, Net. Goodwill and intangible assets as of March 31, 2002 decreased 43% from December 31, 2001 due to a $929 million goodwill impairment charge, before the deferred tax impact, and $5 million of intangible amortization expense. As more fully described in note 4 of the notes to the consolidated financial statements incorporated by reference in this prospectus, in the first quarter of 2002, we recorded impairment charges as the cumulative effect of a change in accounting principle in connection with our adoption of SFAS No. 142 as of January 1, 2002. Excluding any impairment charges, we expect application of the goodwill nonamortization provisions of SFAS No. 142 to result in an increase in net income of approximately $56 million in 2002.

      Medical Claims and Benefits Payable. Our medical claims and benefits payable decreased $17 million between December 31, 2001 and March 31, 2002 primarily due to the following factors:

•	a $65 million decrease in claims incurred but not reported or not paid due to a 13% decrease in senior risk membership;

•	a $21 million decrease in claims incurred but not reported or not paid due to increased speed in claims payments; partially offset by

•	a $53 million increase in claims incurred but not reported or not paid due to health care cost trend increases;

•	a $15 million increase in withhold pools due to the withholding of capitation for groups for which we administer claims, that were fee-for-service contracts in 2001, primarily in California; and

•	a $1 million increase in other provider liabilities.

      The majority of our medical claims and benefits payable represent liabilities related to our risk-based contracts. Under risk-based contracts, claims are payable once incurred and cash disbursements are made to health care providers for services provided to members after the related claim has been submitted and adjudicated. Under capitated contracts, health care providers are prepaid on a fixed-fee per-member per-month basis, regardless of the services provided to members. The liabilities that arise for capitated contracts relate to timing issues primarily due to membership changes that may occur. As of March 31, 2002, approximately 79% of medical claims and benefits payable are attributable to risk-based contracts.

      Long-Term Debt and Stockholders’ Equity. The decreases in treasury stock and additional paid-in capital between December 31, 2001 and March 31, 2002, were primarily due to the reissuance of approximately 191,000 shares of treasury stock in connection with our employee benefit plans during the three months ended March 31, 2002.

Investing Cash Flows

      For the three months ended March 31, 2002, our investing activities used $94 million in cash compared to $105 million in cash used during the three months ended March 31, 2001. We purchased $76 million of marketable securities during the three months ended March 31, 2002 to obtain longer duration securities with higher yields during a period of falling interest rates. These purchases compared to a net $83 million of securities purchased during the three months ended March 31, 2001.

Financing Cash Flows

      For the three months ended March 31, 2002, we used $25 million of cash for financing activities compared to $9 million used during the three months ended March 31, 2001. This increase of $16 million was attributable to the following factors:

•	we made net payments of $25 million on our long-term debt under our senior credit facility for the three months ended March 31, 2002 with proceeds we received from computer equipment sold to IBM. No significant payments were made during the same period in 2001; and

•	we paid $9 million to three minority stockholders for all outstanding stock of a minority subsidiary during the three months ended March 31, 2001. No payments were made to minority stockholders during the three months ended March 31, 2002.

      As discussed above, on April 18, 2002, we executed an amendment with our lenders to extend the maturity date of our senior credit facility to January 3, 2005. The extension of the maturity date to January 3, 2005 was conditioned on the reduction of the senior credit facility by $250 million on or prior to January 2, 2003. We used a portion of the net proceeds from the offering of the outstanding notes to permanently repay indebtedness under our senior credit facility which resulted in the extension of the maturity date of the facility. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and our other permanent repayment of indebtedness under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had $263.6 million of outstanding indebtedness under the senior credit facility, all of which would have been under the term loan portion of the senior credit facility. As of March 31, 2002, after giving pro forma effect to the adjustments described in the preceding sentence and our other permanent reduction in borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit.

      The interest rates per annum applicable to amounts outstanding under the term loan and revolving line of credit were increased in connection with the amendment and are, at our option, either the administrative agent’s publicly announced “prime rate” (or, if greater, the Federal Funds Rate plus 0.5%) plus a margin of 4.0% per annum, or the rate for Eurodollar borrowings for the applicable interest period plus a margin of 5.0% per annum. Based on our outstanding balance under the senior credit facility at March 31, 2002, after giving effect to the April 2002 amendment and the permanent repayments of indebtedness that we have made under the senior credit facility after March 31, 2002 and on or before June 12, 2002 as if each had occurred on March 31, 2002, our average overall interest rate, excluding the facility fee, would have been approximately 6.8% per annum. In connection with the amendment of our senior credit facility, we paid approximately $13 million in amendment fees and expenses.

      At March 31, 2002 we were in compliance with all covenants of our senior credit facility. The senior credit facility contains various covenants usual for financings of this type, including a minimum net worth requirement, a minimum fixed-charge coverage requirement and a minimum leverage ratio. On January 23, 2002 we negotiated an amendment to our senior credit facility to exclude our fourth quarter 2001 restructuring charge from our financial covenants. Under the senior credit facility, our domestic, unregulated subsidiaries provide guarantees and have granted security interests to the lenders in all of their personal property.

      In December 2001, we entered into an equity commitment arrangement with Acqua Wellington, an institutional investor, for the purchase by Acqua Wellington of up to 6.9 million shares, or $150 million, of our common stock. We have the ability to call the equity commitment for an 18-month period beginning December 26, 2001, the effective date of our registration statement relating to the equity commitment, at a price per share equal to the daily volume weighted average price of our common stock on each of the 18 consecutive trading days in a draw down period that the weighted average price is above the threshold price we determine for the applicable draw down, less a discount ranging from 3.2% to 4.7% that is based on the threshold price. We have the sole discretion to present up to 15 draw down notices to Acqua Wellington. Each draw down notice sets the threshold price and the dollar value of shares Acqua Wellington may be obligated to purchase during a draw down period. The threshold price we choose cannot be less than $11.00 per share. The threshold price we select determines the maximum dollar value of shares and the discount to the market priced based upon a predetermined schedule. As funds are drawn, at least 50% of the proceeds will be used to permanently reduce our outstanding term loan and revolving line of credit under our senior credit facility.

      In April 2002, we concluded a draw down of our equity commitment arrangement with Acqua Wellington. As a result of this draw down, we sold 420,720 shares to Acqua Wellington for an average price of $21.39 per share. The total proceeds from the sale were approximately $9 million, of which $4.5 million was used to permanently repay indebtedness under our senior credit facility. We reissued treasury stock to provide the common stock used in the draw down.

      We also have senior notes outstanding that we assumed when we acquired FHP in 1997. The FHP senior notes mature on September 15, 2003, and bear interest at 7% per annum payable semiannually. We used $85 million of the net proceeds from the offering of outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding. The FHP senior notes share in the security granted to the lenders under our senior credit facility.

Cash and Capital Commitments

      Our contractual cash obligations as of March 31, 2002 including long-term debt and other commitments were as follows:

	Payments Due By End Of Period Shown

		As
	Total	Adjusted(1)	2002(2)	2003		2004	2005	2006	Thereafter

	(amounts in millions)
Long-term debt:
Senior credit facility	$680	$(416)	$40	$81		$81	$62	$—	$—
FHP senior notes	88	(24)	—	64	(3)	—	—	—	—
10 3/4% senior notes due 2009	—	500	—	—		—	—	—	500
Other	1	—	—	—		—	—	—	1
Other commitments:
Information technology outsourcing contracts	1,226	—	104	158		150	140	123	551
Operating leases	179	—	36	33		29	23	19	39
OPM settlement	88	(68)	10	10		—	—	—	—

Total contractual cash obligations	$2,262	$(8)	$190	$346		$260	$225	$142	$1,091

(1)	The as adjusted column gives effect to our permanent repayment of approximately $47 million of indebtedness under our senior credit facility other than in connection with the offering of the outstanding notes, our permanent retirement of $24 million of our FHP senior notes, our payment of $68 million in connection with the OPM settlement described under “Business— Legal Proceedings— OPM Litigation,” and the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds,” each of which occurred after March 31, 2002 and on or before June 12, 2002.

(2)	The 2002 column reflects payments due from April 1, 2002 through December 31, 2002 giving effect to the payments that are described in footnote (1) above.

(3)	We used $85 million of the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding.

     We expect to fund our working capital requirements and capital expenditures during the next twelve months from our cash flow from operations. We have taken a number of steps to increase our cash flow from operations, including premium increases, increased marketing for specialty product lines and the introduction of new products as well as exits from unprofitable markets and cost savings initiatives, including our restructuring announced in December 2001 and the outsourcing of our IT infrastructure and software maintenance. If our cash flows are less than we expect due to one or more of the risk factors described in “Risk Factors,” or our cash flow requirements increase for reasons we do not currently foresee, then we may need to draw down our remaining available funds under our revolving line of credit. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of its estimated net proceeds as set forth under “Use of Proceeds” and our other permanent retirement of debt or reduction in borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit. As of July 2, 2002, the amount that we may borrow under our revolving line of credit began to be reduced by $5 million each quarter. Our use of a portion of the net proceeds from the offering of the outstanding notes to permanently repay indebtedness under our senior credit facility resulted in the extension of the maturity date of our revolving line of credit to January 3, 2005. A failure to comply with any covenant in the senior credit facility could make funds under the revolving line of credit unavailable to us. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives.

      As of June 2002, Moody’s rating of our senior credit facility was B2, with a positive outlook, Standard & Poors’ rating was BB- with a negative outlook and Fitch IBCA’s rating was BB with a stable outlook. As of June 2002, Moody’s rating of the outstanding notes was B3, with a positive outlook, Standard & Poors’ rating was B+ with a negative outlook and Fitch IBCA’s rating was BB-with a stable outlook. Consequently, if we seek to raise proceeds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity or equity-linked instruments. We may not be able to issue any such securities at all or on terms favorable to us.

Commitments and Other Anticipated Expenditures

      Pursuant to the January 2000, December 2000 and December 2001 restructurings, we recognized certain restructuring charges that we expect will require us to pay, as of March 31, 2002, $31.6 million during 2002 for severance and other employee benefits and lease terminations related to excess office space.

      In connection with our IT outsourcing contract with IBM and our IT software applications maintenance and enhancement services outsourcing contract with Keane, our total cash obligations for base fees under these contracts over the 10-year terms will be approximately $1.3 billion.

      In connection with the litigation settlement described under “Business— Legal Proceedings— OPM Litigation,” we are required to pay $88 million to the OPM. We paid $68 million in April 2002, and will pay $10 million by each of October 2002 and April 2003, with each of the $10 million payments being inclusive of interest.

BUSINESS

Company Overview

      We offer managed care and other health insurance products to employer groups and Medicare beneficiaries in eight Western states and Guam. Our commercial and Medicare programs are designed to deliver quality health care and customer service to our members in a cost-effective manner. These programs include health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and Medicare supplement products. We also offer a variety of specialty products and services that employers can purchase to supplement our basic commercial plans, or as stand-alone products. These specialty products include pharmacy benefit management, or PBM, behavioral health services, life insurance, indemnity health insurance and dental and vision benefit plans. As of March 31, 2002, we had approximately 3.3 million HMO and other commercial product members, and approximately 8.9 million members in our PBM, dental and behavioral health plans, including both members covered by our commercial or senior HMOs and members that are unaffiliated with our HMOs.

Company Strengths

      We believe we have the following strengths:

•	Ability to Arrange Delivery of Quality, Cost-Effective Health Care Services. We believe that our ability to maintain and develop networks of hospitals and physicians that deliver high quality health care, including preventive medicine, at a cost-effective price, creates ongoing demand from employer groups, individuals and the federal government for our core managed care products and will enable us to expand and diversify our insurance and consumer product offerings. We expect health care costs to continue to rise in the United States as the population ages and as more costly diagnostic and therapeutics procedures and drug therapies become available. We expect continuing demand for our commercial products from employers who offer health care as part of benefits used to recruit and retain employees, especially in competitive job markets. Employers generally rely upon intermediaries like ourselves to develop health care provider networks, underwrite the risk and manage these programs. We also believe that HMOs offer an attractive solution for controlling rising health care costs because HMOs are experienced in managing health care costs across a broad membership base and focus on preventive in addition to therapeutic health care.

•	Pharmacy Benefit Management. Prescription Solutions, our PBM company, enables us to offer employers more benefit options from a single source in designing attractive health care benefit programs for their employees. As a large PBM company, Prescription Solutions is able to reduce prescription drug costs for our commercial and Medicare plans and unaffiliated health plans it contracts with by negotiating favorable volume pricing and other contract terms with drug manufacturers. We are expanding our PBM services for health plans and employer groups that are not affiliated with us and increasing our mail order prescription volume. Prescription Solutions’ mail order prescription capabilities provide an additional source for cost savings in prescription fulfillment and means to control health care costs.

•	Leading Market Share in Western U.S. Commercial HMO and Medicare+Choice Markets. Our commercial HMOs, which we call our PacifiCare HMOs, are among the largest commercial HMOs based on revenue or membership in eight Western states, including California. Our Secure Horizons product is one of the largest Medicare+Choice plans, the HMO option under Medicare, in the United States based on membership. We believe that our market position enables us to attract a network of high quality hospitals and physicians that employ health care best practices for both the prevention and treatment of disease and to negotiate cost-effective contracts with those health care providers. In addition, as one of the largest Medicare+Choice plans, we are an active participant in industry efforts to lobby Congress to restore funding for the Medicare+Choice program that is consistent with health care inflation. We recently began an advertising campaign to attempt to raise awareness of the PacifiCare brand and our products in many of our markets.

•	Secure Horizons Brand Recognition. We believe our position as one of the largest Medicare+Choice plans has made Secure Horizons one of the most recognizable health care brands among seniors in our markets. We believe brand recognition is important because Medicare+Choice members typically make their decisions regarding which Medicare+Choice plan to join independently, rather than through their employers. We attribute our strong market position to the strength of our networks of hospitals and physicians, our ability to communicate with seniors and our ability to anticipate and respond to their special needs. We believe these operating strengths and our brand recognition, combined with an aging U.S. population, position us to expand our product offerings targeted at the senior market, such as our Medicare supplement products.

Industry Overview

Managed Care

      Managed care plans develop health care provider networks by entering into contracts with hospitals, physicians and other health care professionals to deliver health care cost-effectively. In comparison to conventional indemnity insurance, managed care plans generally credential network providers and incorporate medical management and other cost-control measures to encourage the delivery of medically necessary care. Managed care plans promote the maintenance of good health of their members as critical to managing health care costs. To that end, managed care plans typically cover preventive medicine and common diagnostic screening, and conduct member education campaigns on common health issues aimed at improving the health of their members. Conventional indemnity insurance usually allows insured parties substantial freedom of choice in selecting health care providers and requires satisfaction of an annual deductible before insured parties are reimbursed for health care costs on a full or partial basis. Such reimbursement is often limited to the insurer’s assessment of the reasonable and customary charges for the particular health care procedure.

      A network-model HMO is a managed health care organization that combines aspects of a health care insurer with those of a health care provider by arranging for health care services for its members through a defined health care provider network at a reduced deductible or a fixed copayment for services received. Members generally select one primary care physician from the network who is responsible for coordinating health care services for the member. A PPO is a select group of providers, such as physician groups, that offer discounted fee-for-service health care. PPO managed care members can select physicians without coordination through a primary care physician. PPO managed care members may be subject to annual deductible obligations and may be charged coinsurance or copayments when utilizing services.

      We expect health care costs to continue to rise for many reasons, including:

•	an aging population that has greater medical needs;

•	the availability of more costly diagnostic and therapeutic procedures;

•	new laws and regulations specifying covered services for managed care plans;

•	increased prices for prescription drugs and other medications and the introduction of more expensive medications;

•	increased utilization of health care services;

•	defensive medical practices due to physicians’ fear of lawsuits; and

•	significant investments by pharmaceutical companies in advertising campaigns for branded drugs, which may increase consumer demand for these drugs, including lifestyle-enhancing prescription drugs.

      As health care costs have risen, managed care plans have become an attractive option for employers and governmental entities that provide for their employees’ and constituents’ health care coverage. Given the number of factors that will impact future health care costs and their unpredictability, we expect managed care plans to continue to remain an attractive option for employers and governmental entities that desire to access quality health care services for their employees and constituents on a cost-effective basis.

Medicare

      Medicare is a federal program that provides persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Most individuals eligible for Medicare are entitled to receive inpatient hospital care under Part A without the payment of any premium, but are required to pay a premium to the federal government, which is adjusted annually, to be eligible for physician care and other services under Part B. Even though they participate in both Part A and Part B of the traditional Medicare program, beneficiaries are still required to pay deductible and coinsurance amounts. They may, if they choose, supplement their Medicare coverage by purchasing Medicare supplement policies, which pay all or a portion of these deductibles and coinsurance amounts. Many of these policies also cover other services such as prescription drugs, which are not included in Medicare coverage.

      Under the Medicare+Choice program, managed care plans can contract with the Centers for Medicare and Medicaid Services, or CMS, to provide health insurance coverage in exchange for a fixed monthly payment per member that varies based on the geographic area in which the members reside. The fixed monthly payment per member is subject to periodic adjustments determined by CMS based upon a number of factors, including retroactive changes in members’ status, such as Medicaid eligibility, and risk measures based on demographic factors, such as age, gender, county of residence and health status. The weighting of the risk measures on the amount of the periodic adjustments to the fixed monthly payments is being phased in over time, and these measures will have their full impact on the calculation of those adjustments by 2007. Individuals who elect to participate in the Medicare+Choice program are relieved of the obligation to pay some or all of the deductible or coinsurance amounts, but are generally required to use exclusively the services provided by the HMO and are required to pay a Part B premium to the Medicare program. These individuals also may be required to pay a monthly premium to the HMO.

      Effective January 1, 2002, Medicare beneficiaries with individual Medicare coverage will only be able to switch membership from traditional Medicare to a Medicare+Choice plan or switch to a different Medicare+Choice plan twice each year—once during November open enrollment and once during the first six months of the calendar year. Beginning in 2003 and beyond, beneficiaries will only be able to make new membership choices once during November open enrollment and once during the first three months of the calendar year.

Pharmacy Benefit Management

      One of the significant components of rising health care costs in the United States has been increased utilization of and rising costs for prescription drugs. As part of their overall efforts to control health care costs, employers, insurers, governmental entities and health care providers have sought means to ensure the efficacy of prescription drug treatments while controlling their costs, resulting in a demand for PBM services that accomplish both objectives. This demand has created a market opportunity for PBM companies that are committed to medical management as a means to control prescription drug costs, especially through formulary management. Formulary management entails using lists of physician-recommended drugs in different therapeutic classes that have been reviewed for safety, effectiveness and value to ensure that drugs prescribed are the lowest cost option among equally effective alternatives.

Contracting Arrangements with Physicians and Hospitals

      Managed care plans generally contract with physicians and hospitals under three methods:

      Fee-for-service Contracts. Managed care plans contract with health care providers to provide services to members based on discounted or other fee schedules, such as the Medicare fee schedule, for the services provided.

      Risk-based Contracts. Managed care plans contract with health care providers to provide services to members based on modified discounted fee schedules, like the Medicare fee schedule, for the services provided with elements of risk-sharing through the development of and adherence to agreed-on budgets. Under risk-based contracts, managed care plans partially share the risk of health care costs with hospitals and physicians. For example, the managed care plan may share hospital costs in excess of a specified target or budget with the physician group only or with both the physician group and the hospital.

      Capitated Contracts. Less frequently, managed care plans contract with hospitals and physicians on a prepaid, capitated fixed-fee per-member per-month basis, regardless of the services provided to each member. Capitation payments to physicians and hospitals may be based on a percentage of the premiums received or a fixed per-member per-month amount that is often adjusted to reflect membership age, sex and benefit plan variation. Under capitated contracts, medical groups and hospitals may assume administrative functions, including medical management and claims processing, to support management of health care services. Generally, under capitated contracts, if a member utilizes services that cost in excess of the capitated fee, the health care provider is responsible for the payment of the excess, while if a member’s utilization cost is less than the capitated fee, the provider keeps the difference.

      Historically, the managed care industry has relied primarily on risk-based or fee-for-service contracts except in California, where capitation was used by a few large managed care plans as the prevailing contracting model. With the continuing consolidation of hospitals, especially in less populated areas, and the insolvency of several prominent physician groups in California and Texas, the industry is reducing its reliance on capitated contracts and using more fee-for-service and risk-based contracts, especially for hospital services. Risk-based contracts generally present managed care plans with greater challenges in accurately estimating and reserving for claims and controlling health care costs than capitated contracts, where the risk of excess health care costs is borne by the health care provider.

Business Strategy

      Our mission as a health care services company is to make people healthier and more secure. Our strategy to achieve this mission is to continue to strengthen our core HMO business, expand our health services portfolio, and diversify our health care product offerings so that we ultimately transition into a health and consumer services organization.

      Strengthen our Core HMO Business. To strengthen our core HMO business, we have taken or are taking the following actions:

•	We have implemented initiatives to stabilize both our commercial and senior medical loss ratios, while addressing the significant increases in health care costs that we have experienced over the last two years. Our actions have included:

•	Increasing commercial premium rates, and continuing efforts to tailor pricing and benefit designs to increase commercial membership in our larger, more profitable market segments. For example, effective January 2002, we began offering higher copayment plans, multi-tier benefit plans in California, and uniform benefit plans for national accounts. The new plans reduce premiums paid for by the employer with the member bearing more of the cost;

•	Redesigning Medicare+Choice benefits, charging higher senior member monthly premiums, and exiting or freezing enrollment in underperforming Medicare+Choice markets to increase the profitability of our Medicare+Choice operations;

•	Stabilizing our provider networks and transitioning providers who cannot perform under a delegated model to direct contract relationships;

•	Implementing medical management programs such as on-site concurrent review to resolve coverage issues with hospitals and other health care providers at the time of treatment, that we believe will result in a decrease in the average length of stay at hospitals by our members and reduce hospital admissions;

•	Implementing chronic disease management programs that focus on prevention, member education, and evidence-based best practices to improve our members’ health and reduce costs. We have supplemented our in-house programs with contracted third parties to reduce our health care costs attributable to coronary artery disease and stroke, congestive heart failure, end stage renal disease, chronic obstructive pulmonary disease and cancer; and

•	Responding to the increased claims volume associated with the change in our business model, by improving capacity and performance. Our claims inventory was only 6 days receipts on hand as of March 31, 2002, which represents a substantial reduction from prior periods and is evidence of our commitment to paying health care providers in a timely fashion.

•	We are consolidating and reorganizing our company operations to focus on commercial business growth and to improve operational efficiency. To accomplish this we are reducing our work force by 15%, which we began doing in the fourth quarter of 2001, in conjunction with the following steps:

•	Consolidating our regional operations from five regions to three regions, and implementing standardized business processes to ensure that best practices are shared across the regions;

•	Centralizing several areas of the business such as accounting, national accounts relationships, network management and medical management functions; and

•	Consolidating five regional customer service centers into three centers, located in Arizona, California and Texas. We intend to take advantage of best practices and economies of scale to eliminate duplicative work and reduce excess capacity, thereby significantly reducing our fixed costs.

•	We have invested in our underwriting and actuarial capabilities, which are of added importance as we operate in an increasingly risk-based environment, and continue to improve our capabilities. We have implemented adjusted community ratings to establish premium rates for commercial groups based on their expected use of health care services;

•	We have outsourced our information technology, or IT, infrastructure, including our voice and data networks and our servers and software maintenance services, which we expect to result in cost savings of $380 to $400 million during the 10-year term of the contracts. This outsourcing will allow us to operate under one business technology platform, provide access to state-of-the-art infrastructure and allow us to focus on IT strategy, planning, architecture and application development; and

•	We are increasing and intensifying marketing efforts to enhance and reposition our PacifiCare and Secure Horizons brands to increase our commercial market share in our existing markets and enhance our revenues. While we believe our brands are perceived positively by our customers and providers, we understand the importance of strengthening our brands and marketing the evolving nature of our company. To that end, we have decided to invest in brand building in 2002 and beyond, and plan to invest approximately $20 million in 2002 in a branding and advertising campaign.

      Expand our Health Services Portfolio. We are pursuing opportunities to expand our health services portfolio. We are also building on the strength of the Secure Horizons brand and our core competencies in the senior market to offer new products designed for seniors, including Medicare supplemental insurance products. We have taken or are taking the following actions:

•	We have introduced a women’s health initiative to make our products and customer service more appealing to women. We believe that women make most health care decisions for their families. For example, we have expanded our obstetrics and gynecology, or OB/GYN, and pediatric networks, and have added a 24-hour nurse advice line and other educational programs targeted at women’s health issues;

•	We have launched our enhanced PPO products in California, Colorado, Oklahoma and Texas, effective January 1, 2002. As of April 30, 2002, we launched our enhanced PPO product in Arizona, Nevada, Oregon and Washington. We plan to expand the PPO into states where we do not currently offer our commercial HMO products;

•	We are continuing to grow our behavioral health services business and diversify its revenue base, by increasing sales of our services and products to unaffiliated health plans and employer groups. We have also increased sales of our service-oriented products, which include disease management and health improvement programs as well as employee and member assistance programs;

•	We are continuing to grow our dental and vision services business by cross-selling these products and services with our medical HMO and indemnity products. In addition, we introduced new products in 2001 that included a dental PPO available in California that is designed to contain costs while offering employees the freedom of provider choice. We are also offering enhanced dental HMO plans that emphasize the value of prevention and offer more premium levels, no limits on specialty referrals and additional services that were not previously covered;

•	We are continuing to grow our PBM business, Prescription Solutions, by increasing sales of its services to unaffiliated health plans and employer groups and by expanding its mail-order business. We continue to enhance our PBM services through MEDeMORPHUS, a prescription service that physicians use to submit prescriptions online and resolve formulary or drug-interaction issues at the point of care;

•	We have launched a new group retiree Senior Supplement plan in each of the eight states where we currently offer our Medicare+Choice products and in Illinois, Missouri and Ohio. This product provides employers a new option for their Medicare-eligible retirees. We plan to continue to increase the marketing of our group product within the mid-size, large-size and national account market segments;

•	Effective January 2002, we are offering an individual Medicare supplement plan targeting individuals who are newly Medicare-eligible or who are exiting Medicare+Choice plans. Beginning in the fourth quarter of 2001, we introduced this product in five of the eight states where we currently offer our Medicare+Choice products. In 2002, we will be introducing the product in two more of our eight states. We also expect to introduce the product in as many as nine additional states where our Medicare+Choice products are not currently available; and

•	We have established a division called Secure Horizons Senior Solutions that is responsible for managing sales and marketing for all of our senior businesses, including Medicare+Choice plans, Medicare supplement (individual) and Senior Supplement (group retirees), and other products and services especially designed for seniors.

      Transition into a Health Care and Consumer Services Organization. Over time, we intend to evolve into a health care and consumer services organization offering health insurance, lifestyle-enhancing products, health information products, and other consumer products aimed at making people feel healthier and more secure. We believe that consumers demand products and services that go beyond basic health insurance and extend to areas such as cosmetic surgery, weight management, senior independent living and financial security. Examples of the steps we have taken or are taking are:

•	Developing tiered network products and defined contribution products that emphasize lower costs and provide decision support tools and incentives to assist and encourage consumers to make purchasing decisions based on cost, quality and service. In 2002, we are selling hospital tiered products in California and plan to expand to medical groups in the future;

•	Developing a wider array of products and services directed towards the mature marketplace. These products will be focused on individuals experiencing specific life stages or life events rather than based solely on age or demographics. We are also developing alternative distribution channels for these products;

•	Developing a health care “smart card” that may include up to three types of cards with the member choosing one. This credit card-style card allows the holder to perform multiple functions quickly and conveniently. These functions may include the ability to access personal health information through a special smart card web portal, a flexible spending account debit feature allowing the member to purchase health care items and a credit card feature. Pilot phases on the “smart card” began in the first half of 2002; and

•	Partnering with a leading clinical research and strategic consulting company to conduct clinical drug trials. The objective is to work with our physicians and hospitals to create clinical research centers within leading medical groups serving our members. We believe this will result in providing our members with expanded access to new drug therapies and strengthen our relationship with providers by providing the opportunity to participate in important medical research and develop expanded relationships with major pharmaceutical companies.

Products

      We have developed products and services to meet the needs of our commercial and Medicare customers. In developing our products and marketing plans, we take into account the differing needs of our customers and believe that we create cost effective, quality health care service options.

Commercial Products

      Our commercial products accounted for $1.3 billion, or 44% of our consolidated revenue for the three months ended March 31, 2002. Our commercial HMO and PPO products may be bundled with our specialty products and services, including PBM, behavioral health services, group life and health insurance products, and dental and vision services, providing employer groups and individuals with more benefit options from a single source and the ability to design tailored benefit programs. We also sell our specialty products and services on a stand-alone basis to unaffiliated health plans and employer groups.

Health Maintenance Organizations

      Our PacifiCare HMO plans provide health care benefits to commercial members through a defined provider network at a reduced deductible or a nominal copayment. We believe we have developed one of the largest health care provider networks among managed care companies in the Western United States. As of March 31, 2002, this network included approximately 450 hospitals and 72,000 primary care and specialty physicians. As of March 31, 2002, we had 2.4 million commercial HMO members.

      We target a variety of plan sponsors including employer groups and other purchasing coalitions, as well as state and federal government agencies. We categorize our target markets for the commercial HMO product into four groups, including small group/individual markets, mid-market groups, major/national accounts and labor and trust organizations. We provide consolidated billing, eligibility, centralized sales, account management and underwriting for larger customers. We also have contracts with the United States Office of Personnel Management, or OPM, to provide managed health care services to members under the Federal Employee Health Benefit Program, or FEHBP, for federal employees, annuitants and their dependents. As of March 31, 2002, we provided managed health care services to approximately 190,000 members under these contracts.

      Our strategy is to grow profitable commercial HMO membership by focusing on product innovation and quality management. We have, and will continue to develop commercial HMO products that provide lower price points for corporate customers through the use of alternative benefit plans and tiered access to health care provider networks. Under these alternative benefit plans, members may select more expensive health care options only if they are willing to bear an increased share of the expense.

Preferred Provider Organizations

      A PPO is a network of physicians, hospitals and other health care providers organized by an insurer to facilitate the delivery of health care to its insured enrollees on a discounted fee-for-service basis. Enrollees have broad access to a wide range of providers without the requirement of referral from a primary care physician. PPO enrollees generally have higher coinsurance or copayment requirements than their HMO counterparts in exchange for freedom of choice. As customers continue to desire choice and flexibility in health care, we believe that demand for competitively priced PPO products will increase.

      Our PPO network supplements our existing HMO network with additional health care providers and generally includes a majority of all available providers in any given geographic area, providing our PPO members with substantial choice. Additionally, the network is extended to other health care providers in a given geographic area through out-of-network benefits that allow choice beyond the organized PPO network in exchange for reduced coverage or higher coinsurance or copayments.

      Our enhanced PPO product provides members open access to network providers, with no primary care physician gatekeeper and simplified medical management practices. The PPO product is designed around an administrative platform that streamlines the members’ interactions with employers and providers. This product includes standard plan designs, supplemental benefits and provider networks that are comprised of a combination of proprietary and rental network arrangements. We support our PPO product through our enhanced customer service and operating platforms, which include the following components:

•	Our operations are organized into cross-functional teams composed of claims, customer service, membership accounting, and other functions, providing full service to employer purchasers, members and providers; and

•	A single business platform that houses all enrollment, provider, claims and customer service transaction processing, yielding a comprehensive operational and financial reporting environment.

      As of March 31, 2002, we had over 49,000 enrollees in our PPO product and had launched our enhanced PPO products in California, Colorado, Oklahoma and Texas for January 1, 2002 effective dates. As of April 30, 2002, we had launched our enhanced PPO product in Arizona, Nevada, Oregon and Washington. We plan to continue the expansion of the PPO into states where we do not currently offer our commercial HMO products.

     Specialty Products

      We use our existing employer group and Medicare relationships to offer our specialty products and services in conjunction with our commercial and Medicare products. These specialty products and services include PBM, behavioral health services, group life and health insurance products, and dental and vision services. In addition, we sell our specialty products and services to unaffiliated health plans and employer groups. These specialty products and services provide employer groups and individuals with more benefit options from a single source and the ability to design tailored benefit programs for their employees and themselves.

Prescription Solutions

      Founded in 1993, Prescription Solutions provided integrated PBM services to more than 4.4 million people, including approximately 835,000 seniors, as of March 31, 2002. For the three months ended March 31, 2002, Prescription Solutions processed 12.4 million claims, filled 856,000 mail service prescriptions and accounted for $93 million of our consolidated revenue, of which $39 million was generated from unaffiliated health plans and employer groups.

      Prescription Solutions offers a broad range of innovative programs, products and services designed to improve, enhance and increase clinical and financial outcomes. Prescription Solutions has a sophisticated claims processing system that may be customized to each client’s benefits, and is able to notify a pharmacy when another medication is preferred, or when prior authorization or a substitute agent is required.

      In addition, Prescription Solutions employs tools such as quality initiatives, utilization management, targeted disease intervention, active formulary management, prior-authorization review, health outcomes research and real-time audits that are designed to achieve measurable results and to actively ensure that its members are receiving the most appropriate and most effective medication in a cost-effective manner. We also provide regulatory compliance assistance for managed care organizations seeking compliance with National Committee for Quality Assurance, or NCQA, guidelines or regulatory requirements.

      We believe Prescription Solutions’ strength lies in its ability to influence medical outcomes and reduce overall health care costs by focusing on appropriate prescription drug use. Through its formulary management program, Prescription Solutions uses lists of physician-recommended drugs in different therapeutic classes that have been reviewed for safety, efficacy and value to ensure that drugs prescribed are the lowest cost option among equally effective alternatives. Medically necessary drugs not included in the formulary can be obtained through our authorization process provided they are not specifically excluded from coverage or for the treatment of excluded benefits. Prescription Solutions operates independently of pharmaceutical or retail drug organizations, which allows it to focus primarily on improving clinical outcomes while managing and controlling costs. This focus on pharmacy management is part of what differentiates Prescription Solutions from its competitors.

      We believe that Prescription Solutions’ mail service capabilities also differentiate it from its competitors. Prescription Solutions operates an 84,000-square-foot facility in Carlsbad, California. We believe this fully automated state-of-the-art facility has the capacity to process nine million mail-service prescriptions per year, and could expand this capacity by adding more work shifts and hours or days of operation. Prescription Solutions is aggressively promoting mail-service pharmacy services and is developing other business opportunities for its mail service pharmacy, such as offering over-the-counter medications and health and beauty products.

      Prescription Solutions’ PBM services are offered as a standard part of most of our commercial health plans and are sold in conjunction with our other commercial and Medicare products and to unaffiliated health plans and employer groups.

Behavioral Health Services

      We provide behavioral health care services to our HMO members in California, Colorado, Oklahoma, Oregon, Texas and Washington, and unaffiliated health plans in California and Oregon. Our behavioral health care services include managed mental health, employee assistance, care management and chemical dependency benefit programs. As of March 31, 2002, we provided these behavioral health care services to more than 3.7 million members through our provider network of approximately 8,500 providers and approximately 500 facilities. For the three months ended March 31, 2002, our behavioral health care subsidiaries accounted for $47 million of our consolidated revenue, of which $12 million was generated from unaffiliated health plans and employer groups.

      Managed mental health and chemical dependency services are offered as a standard part of most of our commercial health plans and are sold in conjunction with our other commercial and Medicare products, and are offered on a stand-alone basis to unaffiliated health plans and employer groups.

Group Life and Health Insurance

      We are licensed through our subsidiaries, PacifiCare Life and Health Insurance Company and PacifiCare Life Assurance Company, to issue life and health care insurance in 39 states and the District of Columbia, including each of the states where our HMOs operate, the District of Columbia and Guam. By marketing our HMO commercial product line in conjunction with indemnity health care products, we are able to offer multi-option health benefits programs. Other supplementary benefits offered to employer groups include basic life insurance, group term life insurance, indemnity dental and indemnity behavioral health benefits. For the three months ended March 31, 2002, our life and health insurance subsidiaries accounted for $66 million of our consolidated revenue, substantially all of which was generated from our health plans.

Dental and Vision Services

      We provide HMO, PPO and indemnity fee-for-service dental, and PPO vision benefits to individuals and employer groups, and to seniors through Secure Horizons. These products are offered through our subsidiaries PacifiCare Dental, PacifiCare Dental of Colorado, Inc., PacifiCare Life Assurance Company and PacifiCare Life Insurance Company, and are administered internally. These products are offered in Arizona, California, Colorado, Nevada, Oklahoma, Oregon, Texas and Washington.

      Through our subsidiaries, we provide a complete range of dental and vision product offerings for small, mid-size and large employers, regardless of their existing medical plan offering. With March 31, 2002 membership of approximately 0.7 million, our dental and vision plans accounted for $25 million of revenue, of which $10 million was generated from unaffiliated employer groups.

     Senior Products

      We offer Medicare beneficiaries access to Medicare+Choice and Medicare supplement products through our Secure Horizons programs. We believe that our understanding of the senior population and our attention to customer service differentiates our Secure Horizons program from competing products.

Medicare+Choice HMO

      Medicare+Choice accounted for $1.5 billion, or 54% of our consolidated revenue for the three months ended March 31, 2002. We are one of the largest Medicare+Choice HMOs in the United States as measured by membership with approximately 0.8 million members as of March 31, 2002. We currently offer our Medicare+Choice products in 64 counties in eight Western states. Since March 2001, our Medicare+Choice membership has declined by approximately 0.2 million, primarily due to county exits. We will continue to reduce our participation in the Medicare+Choice program if federal funding for the Medicare+Choice program does not increase. See the first risk factor set forth in “Risk Factors—Risks Relating to Us and Our Industry.” To the extent that we continue to reduce our participation in the Medicare+Choice program, our revenue will decline unless lost revenue from our Medicare+Choice products is replaced with revenue from other sources, such as our new Medicare supplement product offerings or other lines of business.

      We regularly review our product design to include appropriate cost sharing with plan members and we make annual benefit changes to mitigate against increases in health care costs that exceed the rate of increase in our CMS reimbursement under Medicare+Choice contracts. We have also adopted a political and legislative strategy designed to encourage the federal government to reimburse Medicare+Choice payers on a basis that more accurately reflects health care service costs and inflation and to lessen the administrative burdens placed on Medicare+Choice payers by CMS.

Medicare Supplement

      During 2001, we introduced two new products under the Secure Horizons brand: an individual Medicare supplement product and the group retiree Senior Supplement product. These products are designed to fill gaps left by traditional Medicare coverage. For example, these products pay for hospital deductibles, physician copayments and coinsurance for which an individual enrolled in the traditional Medicare program would otherwise be responsible.

      Launched during the first quarter of 2001, there were nearly 13,000 policyholders enrolled in the group retiree Senior Supplement plan as of March 31, 2002. The plan is approved in eleven states, and provides employers with a new option for their Medicare-eligible retirees. We plan to continue to increase the marketing of our group product within the mid-size, large-size and national account market segments.

      In the fourth quarter of 2001, we introduced our individual Medicare supplement product in five states: Arizona, California, Oklahoma, Nevada and Texas. In 2002, we introduced the product in Colorado and Oregon. We expect to introduce the product in as many as nine additional states where our other products are not currently available. We are offering four standardized Medicare supplement plans, which are plans A, C, F and G. The primary focus of our individual Medicare supplement marketing efforts is directed toward those individuals just turning age 65 and becoming eligible for Medicare for the first time. In addition, the product provides an option for those Medicare+Choice members impacted by service area exits.

      We believe that these new products will increase our capabilities in the indemnity insurance business, strengthen and expand our Secure Horizons brand recognition on a national level, and replace revenues and profits from the reduction in Medicare+Choice membership. We expect that these products will also establish an additional distribution channel and revenue source for Prescription Solutions and our other specialty businesses.

Membership

      As of March 31, 2002, approximately 81% of our commercial HMO members were located in California, Texas and Colorado and approximately 76% of our senior members were located in California, Texas and Arizona.

      Our HMO membership, other membership and specialty business membership as of March 31, 2002 was as follows:

	As of March 31, 2002

	Commercial	Senior	Total

HMO Membership Data:
Arizona	146,000	93,300	239,300
California	1,619,000	426,600	2,045,600
Colorado	177,500	60,200	237,700
Guam	33,500	—	33,500
Nevada	30,300	30,100	60,400
Oklahoma	102,100	23,500	125,600
Oregon	79,400	26,600	106,000
Texas	137,300	118,000	255,300
Washington	65,500	57,100	122,600

Total HMO membership	2,390,600	835,400	3,226,000

Other Membership Data:
Employer self-funded	38,100	—	38,100
PPO and indemnity	51,200	—	51,200
Medicare supplement	—	14,600	14,600

Total other membership	89,300	14,600	103,900

Total HMO and other membership	2,479,900	850,000	3,329,900

	As of March 31, 2002

	PacifiCare
	HMO	Unaffiliated	Total

Specialty Membership Data:
Pharmacy benefit management(1)	3,226,000	1,188,000	4,414,000
Dental(2)	436,300	221,600	657,900
Behavioral health(2)	2,343,000	1,437,200	3,780,200

(1)	Pharmacy benefit management PacifiCare HMO membership represents members that are in our commercial or senior HMO. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.

(2)	Dental and behavioral health PacifiCare HMO membership represents members that are in our commercial HMO that are also enrolled in our dental or behavioral health plan.

Physician and Hospital Relationships

     Contracting Arrangements with Physicians and Hospitals

      We primarily focus on maintaining a qualified network of physicians, hospitals and other health care providers in each geographic area we serve, as well as improving the medical management of health services to achieve both better quality and cost-effective care. Our provider contracting processes include analysis and modeling of underlying cost and utilization assumptions. Through these processes, we continually identify strategies to better manage health care costs. We also focus on provider consultation and management tools, including thorough data reporting and financial analysis of expected performance of our contracts. We believe this allows us to create more financially successful physician and hospital networks. Many of our physician and hospital contracts have one-year terms. However, we also have a number of multiple-year contracts with physician groups and hospitals to ensure the quality and stability of our network.

      Over the past two years, our contracting strategy has shifted increasingly toward covering our membership under risk-based or fee-for-service contracts, as indicated in the table below. We typically process claims and perform medical management and administrative functions under our risk-based contracts.

      The percentages of HMO membership by contract type at March 31, 2002 and 2001 were as follows:

	Hospital		Physician

	March 31,		March 31,

	2002	2001	2002	2001

Commercial:
Capitated	46%	51%	78%	83%
Risk-based/fee-for-service	54%	49%	22%	17%
Senior:
Capitated	57%	62%	76%	87%
Risk-based/fee-for-service	43%	38%	24%	13%
Total:
Capitated	49%	54%	78%	84%
Risk-based/fee-for-service	51%	46%	22%	16%

      In 2002, we expect this trend to continue, but at a slower pace. We expect commercial hospital risk-based contracts to cover approximately 56% of our membership and commercial physician risk-based contracts to cover approximately 24% of our membership by December 31, 2002. We expect senior hospital risk-based contracts to cover approximately 43% of our membership and senior physician risk-based contracts to cover approximately 24% of our membership by December 31, 2002.

     Underwriting

      In establishing premium rates for our health care plans, we use underwriting criteria based upon our accumulated actuarial data, with adjustments for factors such as the physicians and hospitals utilized, claims experience, member mix and industry differences. Predictive models using pharmacy data and health status are also used to identify health care costs that are likely to emerge. Our underwriting practices are filed and approved in states requiring those actions and in all states in which we operate in the individual, small group and Medicare supplement markets. Because our members are in multiple states, our underwriting practices, especially in the individual, small group and Medicare supplement markets, are subject to a variety of legislative and regulatory requirements and restrictions unique to the state in which a member resides.

     Medical Management

      Our profitability depends, in part, on our ability to control health care costs while providing quality care. To reduce the financial risk associated with risk-based contracts, we remain focused on the ongoing enhancement of our internal medical management programs. Our medical management staff consists of doctors and nurses who monitor the medical treatment of our members in need of hospital and specialist care. In some cases, our medical managers are located on-site at some of our key hospitals.

      Our medical management programs are composed of:

•	Precertification of Admission. In the precertification stage, our medical managers are responsible for determining whether requests for hospitalization and specified health care procedures meet specific clinical criteria and are approved in advance.

•	Concurrent Review. Our concurrent review process begins once our member has been admitted to the hospital for care with our medical managers responsible for providing administrative oversight of the hospital process. The medical manager is also responsible for monitoring the discharge process, and coordinating any outpatient services needed by the patient, including skilled nursing facility, home nursing care and rehabilitation therapy.

•	Retrospective Review. Our retrospective review process occurs when our medical management staff is not directly involved in the hospitalization of our members. This process can occur when our members receive emergency care at an out-of-area hospital.

     Chronic Disease Management

      A small percentage of our members with chronic diseases continue to account for a significant majority of our health care costs. Our emphasis on disease management focuses on prevention, member education, and evidence-based care to improve our members’ health and reduce costs. Our analysis has shown that during 2000, 5% of our California Secure Horizons members consumed more than 55% of our California Medicare+Choice plan’s hospital expenses within the year, and six chronic diseases accounted for 83% of these costs. As a result, we have supplemented our in-house programs with contracted third parties who provide complementary disease management programs for coronary artery disease and stroke, congestive heart failure, end stage renal disease, chronic obstructive pulmonary disease and cancer. These voluntary programs assist patients with intensive care management services, and better coordination of care among health care providers with the objectives of preventing disease exacerbation and the need for hospitalization and managed utilization of medical procedures. We actively identify members who would benefit from these disease management programs and seek to enroll them in these programs.

Health Care Quality

      We believe that providing our members access to continually improving health care services leads to improved health for our members. To achieve this desired result, we focus on physician peer reviews, physician and hospital quality reviews, member quality initiatives and national industry measures.

     Physician Peer Reviews

      We have established a comprehensive peer review procedure at each HMO, governed by a quality improvement committee. The medical director for each HMO chairs that HMO’s committee. Each committee consists of health plan clinical professionals and physician representatives from the contracted physician groups. All physicians are initially credentialed and approved by that HMO’s quality improvement committee. The quality assessment includes evaluating the education, training and performance of that physician, as well as the quality of the providers’ medical facilities, medical records, laboratory and x-ray licenses and their capacity to handle membership demands.

     Physician and Hospital Quality Reviews

      We also engage in ongoing quality reviews of our existing physicians and hospitals to ensure that members are receiving quality medical care. For example, a highlight of our physician and hospital management program for our HMOs in California, Oklahoma, Oregon, Texas and Washington is our provider profile, which is a comprehensive, quarterly risk-adjusted report card of over 80 measures, which helps physicians manage their performance in the areas of clinical quality, utilization management, service quality and administrative efficiency. In addition, the provider profile serves as the data source for the Quality Index profile. The Quality Index is a public report in California, Oregon and Washington on our contracting medical groups’ performance in the areas of clinical, service and administrative data quality. This report provides consumers with information to help them become more active participants in their health care, beginning with their selection of health care providers. Our member information materials highlight best performing physician groups, so that members have credible and relevant information by which to select physicians. We have been able to demonstrate substantial movement of market share and financial rewards to better performing providers, as well as significant improvement in clinical and service quality scores, as a result of this profile.

     Member Quality Initiatives

      To improve the quality of service and health for our members, we have developed a comprehensive quality improvement program that includes:

•	Conducting preventive health programs, cancer screening, immunization programs, smoking cessation, and senior health risk assessments;

•	Implementing comprehensive health management programs in diabetes, coronary artery disease, congestive heart failure and other chronic diseases;

•	Enhancing and expanding our national pre-certification of procedures, concurrent medical review and case management services for those with serious and complex medical conditions;

•	Offering independent external review programs to members in which members can have a service or treatment denial of coverage decision reviewed by a physician or panel of physicians outside their health plan;

•	Decreasing inappropriate denials and improving the appeals process for our members;

•	Participating in the Coalition for Affordable Quality Health Care’s voluntary quality initiative whereby we, along with 21 other organizations, have committed to enabling consumers to have access to quality coverage and information, improving administrative simplicity for doctors and consumers, and working with doctors to improve overall health care quality and patient safety;

•	Participating with five other health plans in California to agree on common measures by which to reward better quality performing provider groups;

•	Developing provider contracts with tiered compensation, whereby providers are compensated at higher levels when certain quality measures are achieved;

•	Monitoring member satisfaction through surveys and internal operational report cards compared to our current established benchmarks; and

•	Providing members with free access to in-depth health information on thousands of topics and guided self-care tools, such as personalized diaries, medication logs, exercise and diet records and reminder calendars, via our website.

     National Industry Measures

      The National Committee for Quality Assurance, or NCQA, is an independent, non-profit organization that reviews and accredits HMOs. The NCQA performs site reviews to determine if an HMO complies with over 270 standards it has established for quality improvement, effectiveness of care, member satisfaction, utilization management, physician and hospital credentialing and a commitment to members’ rights and preventive health services. HMOs that comply with NCQA’s review requirements and quality standards receive NCQA accreditation. At March 31, 2002, our commercial HMOs in Arizona, California, Oklahoma, Oregon, and Washington have all earned “excellent” accreditation status, while those in Colorado, Nevada and Texas have received “commendable” accreditation status. Our Medicare+Choice HMOs in California, Oklahoma, Oregon and Washington have also all earned “excellent” accreditation status, while those in Arizona, Colorado, Nevada and Texas have received “commendable” accreditation status. In California, we are the only statewide health plan to earn the three-year “excellent” accreditation status. Furthermore, our HMOs provide quality and service information under NCQA’s Health Plan Employer Data Information Set, or HEDIS®, Program. Throughout our company, HEDIS scores have improved on average 14% in 37 of 39 measures over the past two years. Our health plans have met or exceeded the national 90th percentile benchmarks in 21 measures. Our California health plan had HEDIS scores in 18 measures that were statistically greater than the average of all California plans surveyed.

Marketing

      We have developed strong brand recognition with our PacifiCare and Secure Horizons customers. Our commercial products are marketed under the PacifiCare brand, which we believe has a reputation for quality and value. Our Medicare products are marketed under the Secure Horizons brand, which we believe is the premier brand in health care services among seniors in our markets in the Western United States. We market our specialty products under the PacifiCare brand and our PBM services under our Prescription Solutions brand. We are increasing and intensifying marketing efforts to enhance and reposition our PacifiCare and Secure Horizons brands to increase our commercial market share in our existing markets. While we believe our brands are perceived positively by our customers and providers, we understand the importance of strengthening our brands and marketing the evolving nature of our company. To that end, we have decided to invest in brand building in 2002 and beyond, and plan to invest approximately $20 million in 2002 in a branding and advertising campaign.

      Marketing to our commercial customers is a two-step process in which we first market to employer groups, then provide information directly to employees, primarily during their open enrollment periods, once the employer has selected our plan. Open enrollment periods typically occur during the fourth quarter of the calendar year. We use various techniques to attract commercial members, including work site presentations, direct mail, medical group tours and local advertising. We also use television, radio, billboard and print media to market our programs to potential commercial members. Insurance brokers and consultants represent many employer groups under contract with us. These brokers and consultants work directly with employers to recommend or design employee benefits packages. We pay insurance brokers commissions over the life of the contract, if designated by the employer, while employers generally pay consultants directly. Our commercial membership growth is a result of in-market acquisitions as well as greater penetration in existing employer groups. With each open enrollment, we identify a specific approach for each employer group with the objective of increasing the number of members from each employer.

      We market our Secure Horizons programs to Medicare beneficiaries and caregivers for Medicare beneficiaries primarily through direct mail, telemarketing, our website, television, radio and community based events with participating physician groups. Most Secure Horizons members enroll directly in a plan, generally without the involvement of insurance brokers, except when enrolling as part of an employer group retiree offering.

Customer Service

      Our customer service centers support all of our commercial and Secure Horizons products. We provide customer service to members and providers contracting with our health plans. Each year we receive approximately 16 million calls. Customer service representatives handle approximately 10 million calls and approximately six million calls are processed by our Interactive Voice Response System. We also provide customer service on our member and provider websites.

      We have three regionally based customer service centers in Phoenix, Arizona, Cypress, California and San Antonio, Texas that handle all health plan claims in the continental United States, and a stand-alone customer service and claims processing function in Guam. On January 1, 2002, we established a separate customer service center in Cypress, California to support our PPO, indemnity and Medicare supplement products.

Management Information Systems

      We use computer-based information systems for various purposes, including e-commerce, marketing and sales tracking, underwriting, billing, claims processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis. These systems also support on-line customer service functions, provider administration functions, and support our tracking and extensive analyses of health care costs and outcome data.

      We established corporate goals to have our IT system operate under one business platform and improve operational efficiency. To accomplish these goals, in 2001, we launched an IT project to determine if outsourcing certain functions would bring us strategic benefits. This project resulted in the creation of a model that moved technical expertise to an outsource arrangement while retaining and building management expertise within our IT organization. With this model, we will ultimately operate under one business technology platform and leverage external state-of-the-art technology to accomplish our strategic goals.

      The culmination of the outsourcing project are 10-year strategic outsourcing arrangements with two suppliers: International Business Machines Corporation, or IBM, and Keane, Inc., or Keane. In December 2001, we entered into a 10-year contract to outsource our IT to IBM. Under the contract, IBM is the coordinator of our IT outsourcing arrangement, and will provide IT services and day-to-day management of our IT infrastructure, including data center operations, support services and information distribution. In January 2002, we entered into a 10-year contract to outsource our IT software applications maintenance and enhancement services to Keane. Our total cash obligations for base fees under these contracts over the 10-year terms will be approximately $1.3 billion. The contracts also provide for variable fees, based on services provided above certain contractual baselines. In connection with these outsourcing arrangements we transitioned approximately 550 employee positions to IBM and Keane in March 2002. We expect these agreements to result in savings of $380 million to $400 million over the life of the contracts.

      Our internal IT team will interact with internal customers to build strategy, translate business requirements into technical solutions and perform project demand management and prioritization. The IT team will also manage our outsourcing suppliers for daily support of operations and systems enhancements and maintenance. Our suppliers will interact directly with internal customers in day-to-day support and project activities.

Claims Processing Systems

      We use computer based information systems as an important component of claims processing. We receive medical claims from physicians and hospitals for services to our members. Claims are reviewed to determine member eligibility, the quantity and kind of services performed and whether services were authorized, then adjudicated against pricing, claims rules and benefits. To ensure timely and accurate payments, we regularly review reports on inventory levels and claims statistics that focus on claims turn-around and accuracy of payment. We also perform a variety of claim audits and cost containment programs.

      Claims are processed through our customer service centers or through our claims processing center in Letterkenney, Ireland, which is electronically connected to each of our customer service centers to process their claims. This connectivity allows us to efficiently route claims to sites that have excess capacity or can provide lower cost services. We will continue to take advantage of lower cost operations in production areas such as the Ireland claims center and will continue to evaluate the most efficient and effective ways of supporting our health plans.

Government Regulation

      We are subject to extensive federal and state regulations that govern the scope of benefits provided to our members, including regulations relating to:

•	financial solvency requirements;

•	mandated benefits;

•	claims processing;

•	quality assurance and utilization review procedures;

•	member grievance procedures;

•	physician and hospital contracts; and

•	marketing and advertising.

      Our HMOs are also required to maintain restricted cash reserves represented by interest-bearing investments that are held by trustees or state regulatory agencies. These requirements, which limit the ability of our subsidiaries to transfer funds, may also limit their ability to pay dividends to us. From time to time, we advance funds to our subsidiaries to assist them in satisfying financial requirements. Our behavioral health, group life and health insurance and dental subsidiaries are also subject to extensive state regulation.

Medicare+Choice

      Background. Our Medicare+Choice program is subject to regulation by CMS, the Department of Health and Human Services, or DHHS, and state regulatory entities. These agencies govern the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare+Choice products. CMS has promulgated regulations, operational policy letters and contracts implementing Medicare+Choice, including the Balanced Budget Act of 1997, Balanced Budget Refinement Act of 1999 and the Benefits Improvement and Protection Act of 2000, or BIPA. These contracts and regulations established new and expanded requirements for Medicare+Choice organizations. They also establish new or expanded standards for quality assurance, beneficiary protection, coordinated open enrollment, program payment and audits, information disclosure and physician and hospital participation. Compliance with Medicare+Choice regulations has and will continue to increase our Medicare administration costs. BIPA was passed by Congress in December 2000, effective for 2001. Under BIPA, Medicare+Choice receives increased government funding over a five-year period that began in March 2001. The changes for 2001 included increases to the monthly minimum payment floors, increases in the minimum annual payment from 2% to 3% for one year and modifications to the risk adjuster. Congress is currently considering further updates in the Medicare+Choice payment levels, but enactment of changes, if any, is not anticipated to occur until late in 2002.

      It is possible that future legislation may create additional changes in the payment formula or risk adjuster. However, it is not certain that efforts to revise the laws governing the Medicare+Choice program will succeed in increasing the level of reimbursement to Medicare+Choice plan products.

      Adjusted Community Rate Filings. As a result of the Balanced Budget Act of 1997 and related CMS rules and regulations, our HMO subsidiaries are required to submit separate adjusted community rate proposals for every Medicare+Choice product that they offer to Medicare beneficiaries. These rates are based upon our average commercial rate for non-Medicare enrollees modified by a factor that represents the difference in utilization characteristics between Medicare and non-Medicare enrollees within each geographic area. In effect, our benefits structure for our Secure Horizons Medicare+Choice HMO program is established based on these rates.

      In the normal course of business, all information submitted as part of the adjusted community rate process is subject to audit by CMS or any person or organization designated by CMS. Our adjusted community rate proposal is based on historical data and information available to us at the time of the filing. During 2001, audits of our 2001 adjusted community rate proposals for Arizona, Oklahoma, Oregon and Washington were conducted. No material findings were noted as a result of the audits. Our adjusted community rate proposals for the contract year 2002 have been filed and approved.

Office of Personnel Management

      We have commercial contracts with the United States Office of Personnel Management, or OPM, to provide managed health care services to federal employees, annuitants and their dependents under the Federal Employee Health Benefit Program, or FEHBP. As of March 31, 2002, we provided managed health care services to approximately 190,000 members under these contracts. Rather than negotiating rates with us, OPM requires us to provide the FEHBP with rates comparable to the rates charged to the two employer groups with enrollment closest in size to the FEHBP in the applicable community after making required adjustments. OPM further requires us to certify each year that its rates meet these requirements. Periodically, the Office of Inspector General, or OIG, audits us to verify that the premiums charged are calculated and charged in compliance with these regulations and guidelines. OPM has the right to audit the premiums charged during any period for up to six years following that period. The final resolution and settlement of audits have historically taken more than three years and as many as seven years.

      During the audit process, OPM has referred and may continue to refer its findings to the United States Department of Justice, or DOJ, if it believes that we knowingly overcharged the government or otherwise submitted false documentation or certifications in violation of the False Claims Act. Under the False Claims Act, an action can be considered knowingly committed if the government contractor acted with actual knowledge, or with reckless disregard or deliberate ignorance of the government’s rules and regulations. If the government were to win a False Claims Act lawsuit against us, the government could obtain the amounts overcharged and a trebling of these damages, plus interest and substantial civil penalties, and the government could also permanently disqualify us from participating in all federal government programs.

      In late 1997, we established a formal compliance program to specifically address potential issues that may arise from the FEHBP rating process, to work with OPM to understand its interpretation of the rules and guidelines prior to completion of the rating process, to standardize the FEHBP rating process among all of our HMOs, and to help reduce the likelihood that future government audits will result in any significant findings. Based on the results of 15 audited contract years that have been conducted since the compliance program was implemented, we believe that this program has been effective.

      On April 12, 2002, we resolved issues raised in various audits of our health plans by OIG, as well as the False Claims investigations of the DOJ and a private lawsuit under the False Claims Act. The settlement primarily related to contracts we acquired through our merger with FHP International Corporation in 1997. The settlement requires us to pay $88 million. We paid $68 million in April 2002, and will pay $10 million by each of October 2002 and April 2003, with each of the $10 million payments being inclusive of interest. As part of the settlement, we received from OPM in the second quarter of 2002 approximately $15 million in premiums that were either withheld pending resolution of these audits or were not paid by OPM for 2001 and earlier periods. The settlement resulted in the release of $12.9 million in excess reserves during the first quarter of 2002, which net of tax, increased net income by $8.1 million. Of the $88 million, approximately $67 million will be paid out of fully funded reserves by our operating subsidiaries. The remaining $21 million will be paid by the parent company on behalf of health plans we no longer own. We did not admit to any wrongdoing as part of the settlement. The settlement reserves our right to seek recovery from OPM of premium underpayments, if any, for understatements of membership census during the contracts years covered by the settlement. For a further description of the settlement, see “—Legal Proceedings.”

Health Insurance Portability and Accountability Act of 1996

      As a result of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, federal standards apply to both the group and individual health insurance markets. The portability provisions in HIPAA require us to:

•	guarantee the availability and renewability of health insurance for certain employers, employees and individuals;

•	disclose prior coverage; and

•	make it easier for members to continue coverage in cases where an employee is terminated or changes employers.

HIPAA also prohibits us from discriminating against potential enrollees on the basis of health status.

      HIPAA includes administrative simplification provisions directed at standardizing transactions and codes, establishing uniform health care provider, payer, employer and patient identifiers and seeking protections for confidentiality and security of patient data. We expect to modify our information systems and business processes to comply with HIPAA regulations.

      In addition, we continue to work with various industry groups to find a common way to work with external business associates, such as physicians, hospitals and vendors, to ensure their compliance with the HIPAA rules. Our 2001 HIPAA compliance costs were approximately $10 million, and we estimate that our HIPAA compliance costs will approximate $23 million in 2002 as well as another $4 million in capital expenditures.

Employee Retirement Income Security Act of 1974

      Pursuant to the Employee Retirement Income Security Act of 1974, or ERISA, the federal government regulates insured and self-insured health coverage plans offered by employers. There have been recent highly publicized legislative attempts to amend ERISA to remove the current limitation on the ability of states to regulate employer health plans and the limitations on an employee’s ability to sue a health plan under state law. If such proposals were enacted, states may have the ability to regulate other aspects of our business operations, and increase our exposure to state law claims that relate to employee health benefits. The United States Supreme Court recently ruled that state laws that establish independent review boards to which members can appeal when HMOs deny coverage for certain treatments or procedures are not pre-empted by the federal preemption set forth in ERISA. We operate in a number of states that have laws providing for independent review boards.

Required Statutory Capital

      By law, regulation and governmental policy, our HMO, indemnity and regulated specialty product subsidiaries, which we refer to as our regulated subsidiaries, are required to maintain minimum levels of statutory net worth. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized control level, or ACL, which represents the amount of net worth believed to be required to support the regulated entity’s business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain the greater of the required ACL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash.

      The statutory framework for our regulated subsidiaries’ statutory net worth requirements may change over time. These subsidiaries are also subject to their state regulators’ overall oversight powers. Those regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members.

Pharmacy Regulations

      Our PBM business is subject to state and federal statutes and regulations governing the operation of pharmacies, labeling, packaging and repackaging of drug products, dispensing of controlled substances, disposal, advertising, security, recordkeeping and inventory control.

      Many states have laws and regulations that require out-of-state internet and mail service pharmacies to register with, or be licensed by, the board of pharmacy or a similar regulatory body in the state. Other states generally permit the dispensing pharmacy to follow the laws of the state within which the dispensing pharmacy is located. Various other states, however, have enacted laws requiring, among other things, the hiring of a pharmacist licensed by that state or compliance with all laws of the states into which the out-of-state pharmacy dispenses medications, whether or not those laws conflict with the laws of the state in which the pharmacy is located. If these laws are applicable to us, they could restrict or prevent us from providing prescription internet or mail service in those states.

      Other specific laws or regulations that may affect our PBM business include:

•	Laws that constrain our ability to limit access to a pharmacy provider network or remove network providers, such as those that require us to admit any retail pharmacy willing to meet the plan’s price and other terms for network participation, prohibit the removal of a provider except in compliance with “due process” procedures, or that prohibit supply limitations or co-payment differentials between mail service and retail pharmacy providers.

•	Plan design or benefit mandates such as those that prohibit or restrict therapeutic substitution, require coverage of all drugs approved by the FDA or prohibit denial of coverage for “off-label” or non-FDA approved uses.

•	Federal anti-remuneration laws and state consumer protection laws that could prevent us from seeking or accepting discounts from drug manufacturers or participating in “product conversion programs” in which benefits are given by drug manufacturers for changing a prescription or recommending or requesting such a change from one drug to another unless we fit within a specific exemption or safe harbor of those laws.

•	Medicaid laws requiring that a pharmacy participating in the Medicaid program give the best price that the pharmacy makes available to any third party payor, even if the payors are in different states, which may limit our ability to negotiate discounts in the future from network pharmacies and on the reimbursement we receive from state Medicaid programs.

•	Specific regulations of the FDA regarding the conduct of clinical trials for drugs, if we participate in clinical trials and assume some or all of the sponsors’ obligations related to the clinical trials.

      In early 2000, we received a subpoena from an Assistant United States Attorney in Boston relating to a pharmaceutical product. We were advised that we were not a target of the investigation, and fully cooperated with the Assistant US Attorney. Recently, the same Assistant US Attorney in Boston requested additional documents and served additional subpoenas relating to pharmaceutical marketing contracts. The Assistant US Attorney has reaffirmed that we are not a target of the investigation, and we are fully cooperating with these subpoenas.

Risk Management

      We shift part of our risk of catastrophic losses by maintaining reinsurance coverage for specified hospital costs incurred in the treatment of catastrophic illnesses. We require contracting physicians, physician groups and hospitals to maintain individual malpractice insurance coverage. We also maintain general liability, property, managed care errors and omissions and medical malpractice insurance coverage. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss. In 2001, we capitalized and began operating a wholly-owned captive reinsurance company designed to assist us in managing this risk of loss.

Competition

      In general, the health care industry has experienced significant consolidation. Acute care hospitals have consolidated and excess bed capacity has been reduced, increasing their leverage in the marketplace. Continued consolidation of insurance carriers, other HMOs, employer self-funded programs and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for physicians, hospitals and members, impacting profitability and the ability to influence medical management. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. The cost of pharmaceuticals, a significant component of benefits, continues to increase and the development of high cost therapeutic agents that are expected as part of commercial formularies and the desire by employers for more choice in formulary design impacts the ability of Prescription Solutions, our PBM, to manage costs. We anticipate that premium pricing will continue to be highly competitive.

      In offering health insurance coverage, we compete with CIGNA Health Corporation, Aetna U.S. Healthcare Inc., WellPoint Health Networks, Inc. and UnitedHealth Group for membership from national employers. We also compete with regional HMOs and small group employers, which vary depending on the geographic market. Regional competitors include Kaiser Foundation Health Plan, Health Net, Inc., WellPoint Health Networks Inc., Humana Inc. and state Blue Cross and Blue Shield organizations. We also offer a regional alternative for national employers who are willing to support multiple health plans to maintain plans that best suit the needs of employees within a specific region. Beginning in January 2002, we began offering an enhanced PPO as either a stand-alone product or in conjunction with our HMO products that competes against health plans offered by health insurers with more experience in the PPO business. Our enhanced PPO product includes a number of features that we believe distinguishes it from competitive products. These features include expanded provider choices, discounted alternative care and other non-traditional benefit options, such as chiropractic care and employee assistance programs, as well as access to our specialty products and services.

      We have one of the highest Medicare+Choice memberships in the nation, both in absolute terms and as a percentage of overall membership, offering competitive advantages and economies of scale in the Medicare+Choice market. For 2002, we have reduced our benefits, raised member copays and deductibles, and replaced coverage of brand name prescription drugs with generic drugs in most of the counties where we participate in Medicare+Choice, in response to our rising health care costs of treating the senior population and the current levels of Medicare reimbursement from the government. These changes have caused members to leave our plans for competing plans or traditional Medicare. Many competing Medicare+Choice plans have also reduced their participation in the Medicare+Choice program and reduced benefits coverage. In the markets where we have remained and structured our benefits to offset rising costs, exits and benefit reductions made by competitors may result in increased membership in our program.

      Prescription Solutions’ PBM services are sold as part of our commercial and Medicare products and on a stand-alone basis to unaffiliated health plans and employer groups. Competitors include Merck-Medco Managed Care, WellPoint Pharmacy Management, Med Impact, Caremark Rx, Express Scripts and Advance PCS. We believe, when aligned with a managed care organization, Prescription Solutions differentiates itself from other pharmacy benefit organizations by managing prescription costs and outcomes for managed care organization members. Our mail-order prescription drug service competes with national, regional and local pharmacies and other mail-order prescription drug companies. Prescription Solutions also competes with firms offering prescription discount cards, such as Costco and large drug store chains.

      We believe that to retain our health plans’ competitive advantages we should continue to focus on developing additional products and services and eliminate or limit growth of unprofitable products. We believe that consumers want products and services that go beyond basic necessity and extend to areas such as cosmetic surgery, weight management, senior independent living and financial security. The factors that we believe give us competitive advantages are:

•	our existing market position in our geographic areas of operation;

•	our long-term operating experience in managed care;

•	our marketplace reputation with physicians, hospitals, members and employers;

•	a strong brand identity for PacifiCare, Secure Horizons and Prescription Solutions;

•	our emphasis on providing high quality customer service; and

•	our continual improvement of the quality of care provided to our members.

Intellectual Property

      We own federally registered trademarks and other trademarks, which include PacifiCare®, SecureHorizons®, Prescription Solutions® and Quality Index®. There is also a patent pending for certain methods used in creating the Quality Index.

Employees

      At March 31, 2002, we had approximately 8,200 full and part-time employees. None of our employees is presently covered by a collective bargaining agreement. However, pharmacists at our Prescription Solutions mail service center voted to join the Paper, Allied-Industrial, Chemical and Energy Workers International Union. A collective bargaining agreement is currently in negotiations. We consider relations with our employees to be good and have never experienced any work stoppage.

Properties

      As of March 31, 2002, we leased approximately 114,000 aggregate square feet of space for our principal corporate headquarters and executive offices in Costa Mesa and Santa Ana, California. In connection with our operations, as of March 31, 2002, we leased approximately 2.0 million aggregate square feet for office space, subsidiary operations, customer service centers and space for computer facilities. Such space corresponds to areas in which our HMOs or specialty managed care products and services operate, or where we have satellite administrative offices. Our leases expire at various dates from 2002 through 2012.

      We own two buildings encompassing approximately 225,000 aggregate square feet of space. These buildings are primarily used for administrative operations in California and medical operations in Guam. We also own one two-acre parcel of vacant land, which is being marketed for sale.

      In connection with consolidating and reorganizing our company operations, we plan to consolidate or close certain locations currently used for subsidiary operations, customer service, computer processing and administrative offices. Costs for consolidating and/or closing such office space have been identified and were included in our fourth quarter 2001 restructuring charge.

      Our facilities are in good working condition, are well maintained and are adequate for our present and currently anticipated needs. We believe that we can rent additional space at competitive rates when current leases expire, or if we need additional space.

Legal Proceedings

OPM Litigation

      On April 12, 2002, we resolved issues raised in various audits of our health plans by the OIG, as well as the False Claims investigations of the DOJ and a private lawsuit under the False Claims Act. The settlement primarily related to contracts we acquired through our merger with FHP International Corporation in 1997. As previously disclosed, the OIG and others alleged that the former FHP Arizona, California, Colorado, Guam and Ohio HMO subsidiaries, as well as former FHP Illinois, New Mexico and Utah HMO subsidiaries that we sold in 1997 and 1998, substantially overcharged the government from 1990 through 1997. The allegations were referred to the DOJ for review of potential claims under the False Claims Act. In addition, a private individual filed a complaint under the False Claims Act in 1998 that remained under seal until the settlement. The OIG also conducted audits of our Oregon HMO for contract years 1991 through 1996 and our California HMO for contract years 1993 through 1996 and referred these audits to the DOJ for potential claims under the False Claims Act. The settlement resolved issues raised in OIG’s various audits of these 10 health plans, as well as the False Claims investigations of the DOJ and the private lawsuit under the False Claims Act.

      The settlement requires us to pay $88 million. We paid $68 million in April 2002, and will pay $10 million by each of October 2002 and April 2003, with each of the $10 million payments being inclusive of interest. As part of the settlement, we received from OPM in the second quarter of 2002 approximately $15 million in premiums that were either withheld pending resolution of these audits or were not paid by OPM for 2001 and earlier periods. The settlement resulted in the release of $12.9 million in excess reserves during the first quarter of 2002, which net of tax, increased net income by $8.1 million. Of the $88 million, approximately $67 million will be paid out of fully funded reserves by our operating subsidiaries. The remaining $21 million will be paid by the parent company on behalf of health plans we no longer own. We did not admit to any wrongdoing as part of the settlement. The settlement reserves our right to seek recovery from OPM of premium underpayments, if any, for understatements of membership census during the contracts years covered by the settlement.

Class Action Legal Proceedings

      Russ. On November 21, 2000, Michael Russ filed a purported class action complaint against us and several of our present and former directors and executive officers in the Central District of California. This complaint was consolidated with other subsequent complaints into a single proceeding. The complaints relate to the period between October 27, 1999 and October 10, 2000 and primarily allege that we made false projections about our financial performance in 2000. The complaints seek an unspecified amount of damages plus attorneys’ fees. A consolidated class action complaint was filed on April 23, 2001. On April 18, 2002, the court dismissed the Russ case against us with prejudice. The plaintiffs filed an appeal from the dismissal order on May 16, 2002.

      Cruz. On November 2, 1999, Jose Cruz filed a purported class action complaint against us, our California subsidiary, and FHP in the San Francisco Superior Court. On November 9, 1999, Cruz filed a first amended purported class action complaint that omitted FHP as a defendant. The amended complaint relates to the period from November 2, 1995 to the present and purports to be filed on behalf of all enrollees in our health care plans operating in California other than Medicare and Medicaid enrollees. The amended complaint alleges that we have engaged in unfair business acts in violation of California law, engaged in false, deceptive and misleading advertising in violation of California law and violated the California Consumer Legal Remedies Act. It also alleges that we have received unjust payments as a result of our conduct. The amended complaint seeks injunctive and declaratory relief, an order requiring the defendants to inform and warn all California consumers regarding our financial compensation programs, unspecified monetary damages for restitution of premiums and disgorgement of improper profits, attorneys’ fees and interest. We moved to compel arbitration and the Superior Court denied our motion. We filed an appeal from this denial, and the Court of Appeal affirmed the Superior Court’s decision. Thereafter, we filed a petition asking the California Supreme Court to review the Court of Appeal’s decision, and the California Supreme Court granted the petition. No date for oral argument before the California Supreme Court has been set. We deny all material allegations in the amended complaint and intend to defend the action vigorously.

      In re Managed Care Litigation. On November 22, 1999, Debbie Hitsman filed a purported class action complaint against us in the United States District Court for the Southern District of Mississippi, Hattiesburg Division. The complaint relates to the period from November 22, 1995 to the present and purports to be on behalf of all enrollees in our health care plans other than Medicare and Medicaid enrollees. The complaint alleges causes of action for violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, and the Employee Retirement Income Security Act of 1974, or ERISA. The complaint seeks an unspecified amount of compensatory and treble damages, injunctive and restitutionary relief, attorneys’ fees, the imposition of a constructive trust and interest. On June 23, 2000, Hitsman filed and served an additional complaint as a purported part of a multi-district litigation proceeding known as “In re Managed Care” litigation coordinated for pretrial proceedings in the United States District Court for the Southern District of Miami. In December 2000, the District Court granted our motion to compel arbitration of all of the Hitsman claims against us. On July 24, 2001, the District Court entered an order dismissing the Hitsman case against us with prejudice.

      Subsequently, Dr. Dennis Breen, Dr. Leonard Klay, Dr. Jeffrey Book and a number of other health care providers, along with several medical associations, including the California Medical Association, joined the “In re Managed Care” proceeding. These health care providers sued a number of managed care companies, including us, alleging that the companies’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/claims forms to reduce the amount of reimbursement, and that the companies impose unfair contracting terms on providers, impermissibly delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

      The District Court granted our motion to compel arbitration of all of Dr. Breen’s claims against us, except for his claims for violations of the RICO Act, and for his conspiracy and aiding and abetting claims that stem from contractual relationships with other managed care companies. We filed an appeal from the District Court’s partial denial of our Breen motion to compel arbitration. In April 2001, the District Court granted our motion to compel arbitration of all of Dr. Book’s claims except for his RICO claims and his conspiracy and aiding and abetting claims, but it denied our motion to compel arbitration by several other doctors because the District Court concluded that they were only pursuing conspiracy and aiding and abetting claims against us.

      In March 2001, the District Court granted our motion to dismiss the Breen lawsuit, but gave the plaintiff permission to file an amended complaint. Such a complaint was filed at the end of March 2001, and we have filed a motion to dismiss this new complaint. We deny all material allegations and intend to defend the actions vigorously.

State of Texas Litigation

      On February 11, 2002, the Attorney General of Texas, on behalf of the State of Texas and the Texas Department of Insurance, filed a civil complaint against our Texas subsidiary in the Texas District Court of Travis County. The complaint alleges violations of the Texas Health Maintenance Organization Act, Texas Insurance Code and regulations under the Code and the Texas Deceptive Trade Practices Consumer Protection Act. The complaint relates to the financial insolvency of three physician groups under capitation contracts with PacifiCare of Texas. Under these contracts, responsibility for claims payments to health care providers was delegated to the contracted physician groups. We made capitation payments to each of these physician groups, but each of these physician groups failed to pay all of the health care providers who provided health care services covered by the capitation payments. The complaint primarily alleges that despite its capitation payments to the physician groups, PacifiCare of Texas is still financially responsible for the failure of the delegated providers to pay health care providers. The Attorney General is seeking an injunction requiring us to comply with state laws plus unspecified damages, civil penalties and restitution. We do not believe that our Texas plan is liable under Texas law to pay unpaid health claims that were the responsibility of the capitated provider and for which we have already paid capitation. We deny all material allegations in the complaint and we intend to defend this action vigorously.

Other Litigation

      We are involved in legal actions in the normal course of business, including claims from our members arising out of decisions to deny or restrict reimbursement for services and claims that seek monetary damages, including claims for punitive damages that are not covered by insurance. As we increase our medical management capabilities and take a more active oversight role in the treatment process, more claims relating to the denial or restriction of services may arise. In addition, we may be subject to more claims of this nature from our Medicare+Choice members that will be litigated in state court, rather than under the Medicare Act’s administrative review process, based on a California Supreme Court decision that the United States Supreme Court declined to review. Our establishment of drug formularies, support of clinical trials and PBM services may increase our exposure to product liability claims associated with pharmaceuticals and medical devices. Based on current information and review, including consultation with our lawyers, we believe any ultimate liability that may arise from these actions, including all class action legal proceedings and State of Texas litigation, would not materially affect our consolidated financial position, results of operations or cash flows. However, our evaluation of the likely impact of these actions could change in the future and an unfavorable outcome, depending upon the amount and timing, could have a material effect on our results of operations or cash flows of a future period. For example, the loss of even one claim resulting in a significant punitive damage award could have a material adverse effect on our business. Moreover, our exposure to potential liability under punitive damage theories may decrease significantly our ability to settle these claims on reasonable terms.

DESCRIPTION OF THE EXCHANGE NOTES

      Except as otherwise indicated below, the following summary applies to both the outstanding notes issued May 21, 2002 (the “Outstanding Notes”) pursuant to the indenture (the “Indenture”) dated as of May 21, 2002 among PacifiCare, as issuer, the Initial Subsidiary Guarantors, as guarantors, and State Street Bank and Trust Company of California, N.A., as trustee (the “Trustee”), and to the exchange notes to be issued in connection with the exchange offer (the “Exchange Notes”). The Exchange Notes will be also issued under the Indenture. The term “Notes” means the Exchange Notes and the Outstanding Notes, in each case outstanding at any given time and issued under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

      The terms of the Exchange Notes are identical to those of the Outstanding Notes in all material respects, including interest rate and maturity, except that the Exchange Notes will be:

•	registered under the Securities Act; and

•	free of any covenants contained in our registration rights agreement dated as of May 21, 2002 with the placement agents for the Outstanding Notes that relate to our making an exchange offer for the Outstanding Notes.

      The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this summary, defines your rights as a holder of the Notes. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this “Description of the Notes,” the term “PacifiCare” means PacifiCare Health Systems, Inc. and its successors under the Indenture, in each case excluding its subsidiaries.

General

      The Exchange Notes will be unsecured unsubordinated obligations of PacifiCare, initially limited to $500.0 million aggregate principal amount. The Notes will mature on June 1, 2009. Subject to the covenants described below under “—Covenants” and applicable law, PacifiCare may issue additional Notes (“Additional Notes”) under the Indenture. The Outstanding Notes, the Exchange Notes offered hereby, and any Additional Notes would be treated as a single class for all purposes under the Indenture.

      Each Exchange Note will initially bear interest at the rate per annum shown on the cover page of this prospectus. Interest on the Exchange Notes will accrue from the later of (a) the most recent Interest Payment Date to which interest has been paid on the Outstanding Notes (or, subject to clause (b), May 21, 2002 if no Interest Payment Date to which interest has been paid on the Outstanding Notes has occurred at the time of consummation of the exchange offer) or (b) if the exchange offer is consummated on a date after the record date for an Interest Payment Date to occur on or after the date of such exchange and as to which interest will be paid, the date of such Interest Payment Date. Interest on the Notes will be payable semiannually on June 1 and December 1 of each year (each an “Interest Payment Date”). Interest will be paid to Holders of record at the close of business on the May 15 or November 15 immediately preceding the Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis.

      The Notes may be exchanged or transferred at the office or agency of PacifiCare in Boston, Massachusetts or The Borough of Manhattan, The City of New York. The corporate trust offices of the Trustee at 2 Avenue de Lafayette, 5th Floor, Boston, Massachusetts 02110 and 61 Broadway, 15th Floor, New York, New York 10006 currently serve as such offices for the Outstanding Notes and will initially serve as such offices for the Exchange Notes. If you give PacifiCare wire transfer instructions, PacifiCare will pay all principal, premium and interest on your Notes in accordance with your instructions. If you do not give PacifiCare wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent which currently is the Trustee for the Outstanding Notes and will initially be the Trustee for the Exchange Notes, unless PacifiCare elects to make interest payments by check mailed to the Holders.

      The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and multiples of $1,000. See “—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of Notes, but PacifiCare may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional Redemption

      PacifiCare may redeem the Notes at any time on or after June 1, 2006. The redemption price for the Notes (expressed as a percentage of principal amount), will be as follows, plus accrued interest to the redemption date:

If Redeemed During the
12-month period commencing	Redemption Price

June 1, 2006	105.375%
June 1, 2007	102.688
June 1, 2008 and thereafter	100.000

      In addition, at any time prior to June 1, 2005, PacifiCare may redeem up to $175 million of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more sales of its Capital Stock (other than Disqualified Stock) at a redemption price (expressed as a percentage of principal amount) of 110.750%, plus accrued interest to the redemption date; provided that at least $325 million of aggregate principal amount of Notes remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such sale of Capital Stock.

      At any time on or prior to June 1, 2006, the Notes may also be redeemed, in whole but not in part, at the option of PacifiCare upon the occurrence of a Change of Control (but in no event more than 90 days after the occurrence of such Change of Control), upon not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, to, the redemption date.

      “Applicable Premium” means, with respect to any Note on any redemption date, the greater of (i) 1.0% of the principal amount of such Note or (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note at June 1, 2006 (such redemption price being set forth in the table above) plus (2) all required interest payments due on such Note through June 1, 2006 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate on such redemption date plus 50 basis points over (B) the principal amount of such Note.

      “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2006; provided, however, that if the period from the redemption date to June 1, 2006 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such date of redemption to June 1, 2006 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

      PacifiCare will give not less than 30 days’ nor more than 60 days’ notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or

•	if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

      However, no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Guarantees

      Payment of the principal of, premium, if any, and interest on the Exchange Notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured unsubordinated basis by each Initial Subsidiary Guarantor, and immediately upon the prepayment, redemption, purchase, defeasance or other satisfaction in full of the 7% Senior Notes due 2003, or upon any waiver, modification or amendment of the provisions in the documents governing the 7% Senior Notes due 2003 so that such documents no longer restrict the ability of the PHPA Subsidiary Guarantors to guarantee the payment of the Notes, each PHPA Subsidiary Guarantor will fully and unconditionally Guarantee, jointly and severally, on an unsecured unsubordinated basis the payment of the principal of, premium, if any, and interest on the Notes. In addition, as described under “Limitation on Issuance of Guarantees by Restricted Subsidiaries” other Restricted Subsidiaries may in the future be required to Guarantee the payment of the principal of, premium, if any, and interest on the Notes.

      The following table sets forth the revenues generated by, and the assets of, the Initial Subsidiary Guarantors, the PHPA Subsidiary Guarantors and the Non-Guarantor Subsidiaries (in absolute terms and expressed as a percentage of our consolidated revenues and consolidated assets, giving effect, in each case, to intercompany eliminations and, in the case of assets, excluding investments in subsidiaries) at the dates, and for the periods, indicated.

			Year ended
	Quarter ended		December 31,
	March 31, 2002		2001

	$	%	$	%

	(in thousands, except percentages)
Initial Subsidiary Guarantors:
Revenues	$7,392	—	$5,869	—
Assets	148,710	4%	1,202,852	24%
PHPA Subsidiary Guarantors:
Revenues	104,922	4%	468,239	4%
Assets	251,208	7%	222,911	4%
Non-Guarantor Subsidiaries:
Revenues	2,751,137	96%	11,369,863	96%
Assets	3,292,189	89%	3,670,283	72%

      The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its respective Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its respective Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable Federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Subsidiary Guarantor.

      The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than an Affiliate of PacifiCare) of all of the Capital Stock of such Subsidiary Guarantor or all or substantially all the assets of such Subsidiary Guarantor, (2) any distribution or transfer of all of the Capital Stock of such Subsidiary

Guarantor to the stockholders of PacifiCare in compliance with the “Limitation on Restricted Payments” covenant or (3) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case in compliance with the terms of the Indenture.

Ranking

      The Exchange Notes will be equal in right of payment with all existing and future unsecured unsubordinated indebtedness of PacifiCare and senior in right of payment to all future subordinated indebtedness of PacifiCare. The Exchange Notes will be effectively junior to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, including borrowings under the Credit Agreement. In addition, all of the liabilities, other indebtedness and trade payables, of any of PacifiCare’s Subsidiaries that are not Subsidiary Guarantors will be effectively senior to the Exchange Notes. As a result, the Exchange Notes will be effectively junior to all of the liabilities, including indebtedness and trade payables, of any Subsidiaries that are not Subsidiary Guarantors. The Note Guarantees with respect to the Exchange Notes will be equal in right of payment with all existing and future unsecured unsubordinated indebtedness of the Subsidiary Guarantors and senior in right of payment to all future subordinated indebtedness of the Subsidiary Guarantors. The Note Guarantees with respect to the Exchange Notes will be effectively junior to all secured indebtedness of the Subsidiary Guarantors to the extent of the assets securing that indebtedness, including guarantees of all borrowings under the Credit Agreement. See the third risk factor set forth in “Risk Factors— Risks Relating to the Exchange Notes.”

      As of March 31, 2002, after giving pro forma effect to the offering of the Outstanding Notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and PacifiCare’s other permanent repayment or retirement of indebtedness that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, PacifiCare would have had $826.0 million of indebtedness outstanding, including $263.6 million under the Credit Agreement and $64.0 million under the 7% Senior Notes due 2003. As of March 31, 2002, our Non-Guarantor Subsidiaries had $1.4 billion of liabilities outstanding, excluding intercompany liabilities.

Sinking Fund

      There will be no sinking fund payments for the Notes.

Covenants

     Overview

      In the Indenture, PacifiCare has agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens; and

•	effect mergers.

      In addition, if a Change of Control occurs, each Holder of Notes will have the right to require PacifiCare to repurchase all or a part of the Holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

     Limitation on Indebtedness

      (a) PacifiCare will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees, the 7% Senior Notes due 2003 and other Indebtedness existing on the Closing Date); provided that PacifiCare or any Subsidiary Guarantor may Incur Indebtedness, and any Restricted Subsidiary may Incur Acquired Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.00 to 1.00.

      Notwithstanding the foregoing, PacifiCare and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1) Indebtedness of PacifiCare or any Restricted Subsidiary under the Credit Agreement outstanding at any time in an aggregate principal amount (together with refinancings thereof) not to exceed the greater of (x) $375 million, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant and (y) 70% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the most recent consolidated balance sheet of PacifiCare and its Subsidiaries filed with the SEC or provided to the Trustee);

(2) Indebtedness owed (A) to PacifiCare or any Subsidiary Guarantor evidenced by a promissory note or (B) to any other Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to PacifiCare or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if PacifiCare or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the Notes except to the extent not permitted by applicable law or any regulation or order of, or arrangement with, any regulatory body or agency, in the case of PacifiCare or the Note Guarantee, in the case of a Subsidiary Guarantor;

(3) Indebtedness issued in exchange for, or the net proceeds of which are used to extend, renew, replace, defease, refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (2) or (6)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus penalties, premiums, including redemption premiums and any premiums reasonably determined by PacifiCare as necessary to accomplish such exchange, extension, renewal, replacement, defeasance, refinancing or refund by means of a tender offer or privately negotiated repurchase, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be extended, renewed, replaced, defeased, refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be extended, renewed, replaced, defeased, refinanced or refunded and (c) such new Indebtedness is

Incurred by PacifiCare or a Subsidiary Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness to be extended, renewed, replaced, defeased, refinanced or refunded;

(4) Indebtedness issued in exchange for, or the net proceeds of which are used to prepay, redeem, purchase, defease or otherwise satisfy in full the 7% Senior Notes due 2003 or deposited in a cash collateral account or escrow account for the purpose of prepaying, redeeming, purchasing, defeasing or otherwise satisfying in full the 7% Senior Notes due 2003, provided, however, such Indebtedness is an obligation of PacifiCare and such Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee;

(5) Indebtedness of PacifiCare, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under “Defeasance”;

(6) Guarantees of the Notes and Guarantees of Indebtedness of PacifiCare or any Subsidiary Guarantor by any Restricted Subsidiary; provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(7) Indebtedness representing Capital Lease Obligations, purchase money obligations to finance all or any part of the purchase price or cost of installation, construction or improvement of property or assets, mortgage financings or similar financing transactions in an aggregate principal amount (together with refinancings thereof) not to exceed $35 million; provided, however, that the aggregate principal amount of Indebtedness that may be Incurred under this clause (7) by Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $20 million;

(8) Acquired Indebtedness of any Restricted Subsidiary in an aggregate principal amount (together with refinancings thereof) not to exceed $100 million; provided, however, that the aggregate principal amount of Indebtedness that may be Incurred under this clause (8) by Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $30 million;

(9) Indebtedness of PacifiCare or any Subsidiary Guarantor arising in connection with any information technology outsourcing and related sale, transfer or other disposition of assets in connection with such outsourcing in an aggregate principal amount (together with refinancings thereof) not to exceed $50 million; and

(10) Indebtedness (in addition to Indebtedness permitted under clauses (1) through (9) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed 5% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the most recent consolidated balance sheet of PacifiCare and its Subsidiaries filed with the SEC or provided to the Trustee); provided, however, that the aggregate amount of Indebtedness that may be Incurred under this clause (10) by Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $25 million.

      (b) Notwithstanding any other provision of this “Limitation on Indebtedness” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

      (c) For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness” covenant, (x) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of clause (a) of this “Limitation on Indebtedness” covenant, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (z) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence), including under the first paragraph of part (a), PacifiCare, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

      (d) PacifiCare will not, and will not permit any Subsidiary Guarantor to, Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes or the Notes Guarantees to the same extent.

Limitation on Restricted Payments

      PacifiCare will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries (other than Subsidiary Guarantors) held by minority stockholders) held by Persons other than PacifiCare or any of its Restricted Subsidiaries, (2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) PacifiCare or any Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary other than a Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of PacifiCare (other than a Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of PacifiCare, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of PacifiCare that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) a Default or Event of Default shall have occurred and be continuing,

(B) PacifiCare could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness” covenant or

(C) the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of

(1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee plus

(2) the aggregate Net Cash Proceeds and the fair market value of Temporary Cash Investments received by PacifiCare after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of PacifiCare, including an issuance or sale permitted by the Indenture of Indebtedness of PacifiCare for cash or Temporary Cash Investments subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of PacifiCare and including any additional cash proceeds received by PacifiCare upon such conversion, or from the issuance to a Person who is not a Subsidiary of PacifiCare of any options, warrants or other rights to acquire Capital Stock of PacifiCare (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus

(3) an amount equal to the net reduction in Investments (other than Permitted Investments and Investments made pursuant to clause (10) or (16) of the next paragraph of this “Limitation on

Restricted Payments” covenant) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to PacifiCare or any Restricted Subsidiary or from the Net Cash Proceeds or Temporary Cash Investments from the sale or other disposition of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by PacifiCare or any Restricted Subsidiary in such Person or Unrestricted Subsidiary plus

(4) $90 million.

      The foregoing provision shall not be violated by reason of:

(1) the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness” covenant;

(3) the repurchase, redemption or other acquisition of Capital Stock of PacifiCare or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of PacifiCare (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder or required to be redeemed prior to the Stated Maturity of the Notes;

(4) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of PacifiCare (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder or required to be redeemed prior to the Stated Maturity of the Notes;

(5) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of PacifiCare that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of PacifiCare;

(6) Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of PacifiCare;

(7) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(8) the purchase, repurchase, acquisition, cancellation or other retirement for value by PacifiCare or any Restricted Subsidiary of Capital Stock (or options, warrants or other rights to acquire such Capital Stock) of PacifiCare or any Restricted Subsidiary from future, present or former employees, officers, directors or consultants (or their estates or beneficiaries under their estates) of PacifiCare or any Restricted Subsidiary upon the death, disability, retirement or termination of employment or service of such employees, officers, directors or consultants or to the extent required pursuant to employee benefit plans, employment agreements or other arrangements with such employees, officers, directors or consultants (or their estates or beneficiaries under their estates), in an aggregate amount not to exceed $2.5 million in any calendar year, with unused amounts in any calendar year being carried over to succeeding years, with an aggregate amount not to exceed $5.0 million;

(9) the repurchase, redemption or other acquisition of Disqualified Stock of PacifiCare in exchange for or out of the proceeds of a capital contribution or a substantially concurrent offering of Capital Stock of PacifiCare; provided that any such new Capital Stock that is Disqualified Stock does not mature earlier than and is not required to be redeemed, including a redemption at the option of the holder, sooner than the Disqualified Stock being repurchased, redeemed or acquired;

(10) Investments in any Person in an aggregate amount not to exceed $50 million, plus the net reduction in any such Investments resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds or fair market value of Temporary Cash Investments from the sale or other disposition of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income); provided that such reduction does not exceed the amount of such Investment;

(11) the distribution of all or a portion of the Capital Stock of any Subsidiary of PacifiCare; provided that, prior to such distribution, (a) the Notes are rated both Baa3 or better by Moody’s Investors Service, Inc. and BBB- or better by Standard & Poor’s Ratings Group (or, in any case, if such person ceases to rate the Notes for reasons outside of the control of PacifiCare, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) selected by PacifiCare as a replacement agency) and (b) PacifiCare has received a certificate from such rating agencies stating that the rating of the Notes will not be downgraded as a result of such distribution;

(12) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary in connection with an initial public offering of the Capital Stock of such Subsidiary and the planned distribution of the remaining Capital Stock of such Subsidiary; provided that, prior to such distribution, (a) the Notes are rated both Baa3 or better by Moody’s Investors Service, Inc. and BBB- or better by Standard & Poor’s Ratings Group (or, in any case, if such person ceases to rate the Notes for reasons outside of the control of PacifiCare, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) selected by PacifiCare as a replacement agency) and (b) PacifiCare has received a certificate from such rating agencies stating that the rating of the Notes will not be downgraded as a result of such designation, initial public offering and distribution;

(13) the declaration or payment of dividends on the Capital Stock (other than Disqualified Stock) of PacifiCare in an aggregate annual amount not to exceed 6% of the Net Cash Proceeds received by PacifiCare after the Closing Date from the sale of such Capital Stock;

(14) payments of cash in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of, or issuance of Capital Stock in lieu of cash dividends on, any Capital Stock of PacifiCare, which in the aggregate do not exceed $3.0 million;

(15) redemption of rights issued pursuant to PacifiCare’s Rights Plan in an aggregate amount not to exceed $1.5 million; or

(16) Restricted Payments in an aggregate amount not to exceed $20 million, plus the net reduction in any Investments made pursuant to this clause resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds or Temporary Cash Investments from the sale or other disposition of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income); provided that such reduction does not exceed the amount of such Investment;

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

      Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payments referred to in clauses (2), (7), (8), (9), (12), (14) and (15) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3), (4) or (6), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of PacifiCare are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes or any Note Guarantee, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

      For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, PacifiCare, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      PacifiCare will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by PacifiCare or any other Restricted Subsidiary, (2) pay any Indebtedness owed to PacifiCare or any other Restricted Subsidiary, (3) make loans or advances to PacifiCare or any other Restricted Subsidiary or (4) transfer any of its property or assets to PacifiCare or any other Restricted Subsidiary.

      The foregoing provisions shall not restrict any encumbrances or restrictions:

(1) existing on the Closing Date in the Credit Agreement, the indenture for the 7% Senior Notes due 2003, the Indenture or any other agreements in effect on the Closing Date, and any amendments, modifications, restatements, supplements, refundings, extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, supplements, refundings, extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being amended, modified, restated, supplemented, refunded, extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law or any applicable rule, regulation or order of, or arrangement with, any regulatory body or agency;

(3) existing with respect to any Person or the property or assets of such Person acquired by PacifiCare or any Restricted Subsidiary, under agreements existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any amendments, modifications, restatements, supplements, refundings, extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, supplements, refundings, extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being amended, modified, restated, supplemented, refunded, extended, refinanced, renewed or replaced;

(4) in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is, or is subject to, a lease, license, right, conveyance or contract or similar property or asset, including, without limitation, customary non-assignment provisions in leases, purchase money obligations and other similar agreements, in each case with respect to the property or assets subject thereto,

(B) existing by virtue of any sale, disposition, transfer of, agreement to sell, dispose or transfer, option or right with respect to, or Lien on, any property or assets of PacifiCare or any Restricted Subsidiary not otherwise prohibited by the Indenture,

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of PacifiCare or any Restricted Subsidiary in any manner material to PacifiCare or any Restricted Subsidiary, or

(D) restrictions on cash or deposits required by insurance companies or health maintenance organizations under contracts entered into in the ordinary course of business;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

(6) imposed by customary provisions in joint venture agreements and similar agreements that restrict the transfer of the interest in the joint venture; or

(7) with respect to a Subsidiary Guarantor, contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction is not materially more disadvantageous to the Holders than is customary in comparable financings and PacifiCare determines that any such encumbrance or restriction will not materially affect PacifiCare’s ability to make principal or interest payments on the Notes.

      Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent PacifiCare or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of PacifiCare or any of its Restricted Subsidiaries that secure Indebtedness of PacifiCare or any of its Restricted Subsidiaries.

     Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

      PacifiCare will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1) to PacifiCare or a Wholly Owned Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4) sales of Common Stock (including options, warrants or other rights to purchase shares of such Common Stock) of a Restricted Subsidiary, provided that PacifiCare or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with clause (A), (B) or (C) of the “Limitation on Asset Sales” covenant.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

      PacifiCare will cause each Restricted Subsidiary (other than the PHPA Subsidiary Guarantors) that would be permitted to guarantee payment of the Notes without obtaining the approval of governmental or regulatory agencies or authorities or incurring regulatory restrictions on the operations of such subsidiary (other than any Foreign Subsidiary) to execute and deliver a supplemental indenture to the Indenture providing for an unsubordinated Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary. Immediately upon the prepayment, redemption, purchase, defeasance or other satisfaction in full of the 7% Senior Notes due 2003, or upon any waiver, modification or amendment of the provisions in the documents governing the 7% Senior Notes due 2003 so that such documents no longer restrict the ability of the PHPA Subsidiary Guarantors to guarantee the payment of the Notes, PacifiCare will cause each PHPA Subsidiary Guarantor to execute and deliver a supplemental indenture to the Indenture providing for an unsubordinated Guarantee of payment of the Notes by the PHPA Subsidiary Guarantors (such Guarantee shall for all purposes hereunder be deemed a “Subsidiary Guarantee”).

      PacifiCare will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) (other than Indebtedness outstanding under the Credit Agreement) of PacifiCare or any other Restricted Subsidiary (other than a Foreign Subsidiary), unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee and (b) such Restricted Subsidiary waives and will not in dany manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against PacifiCare or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full.

      If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Notes Guarantee.

      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged without any further action required on the part of the Trustee or any Holder, upon:

(1) the sale, exchange, transfer or other disposition, to any Person not an Affiliate of PacifiCare, of all of PacifiCare’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(2) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee (as well as the release or discharge of any subsequently created Guarantees which would have resulted in the creation of such Subsidiary Guarantee if same did not already exist), except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

      PacifiCare will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of PacifiCare or with any Affiliate of PacifiCare or any Restricted

Subsidiary, except upon fair and reasonable terms no less favorable to PacifiCare or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

      The foregoing limitation does not limit, and shall not apply to:

(1) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which PacifiCare or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to PacifiCare or such Restricted Subsidiary from a financial point of view;

(2) any transaction solely between (a) PacifiCare and any of its Wholly Owned Restricted Subsidiaries or solely among Wholly Owned Restricted Subsidiaries or (b) PacifiCare and any of its other Restricted Subsidiaries or solely among such other Restricted Subsidiaries; provided, for purposes of this clause (b), no holder (or Affiliate of such holder) of 10% or more of any class of Capital Stock of PacifiCare or any Affiliate of PacifiCare (other than its Restricted Subsidiaries) owns any Capital Stock of any such Restricted Subsidiary;

(3) the payment of reasonable fees and compensation to officers and directors of PacifiCare or any Restricted Subsidiary and reasonable indemnification arrangements entered into by PacifiCare or any Restricted Subsidiary, including any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, employee stock options and employee stock ownership plans approved by the Board of Directors;

(4) any payments or other transactions pursuant to any tax-sharing agreement between PacifiCare and any other Person with which PacifiCare files a consolidated tax return or with which PacifiCare is part of a consolidated group for tax purposes;

(5) purchases of services from physicians, hospitals, claims management or processing companies, pharmacy benefit management companies and other health care or service providers in the ordinary course of business on fair and reasonable terms as determined in good faith by PacifiCare;

(6) any sale of shares of Capital Stock (other than Disqualified Stock) of PacifiCare or any options, warrants or other rights to acquire such Capital Stock; or

(7) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant.

      Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Shareholders and Affiliates” covenant and not covered by clauses (2) through (7) of this paragraph, (a) the aggregate amount of which exceeds $7.5 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

      PacifiCare will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien for so long as such Indebtedness is secured by such Lien; provided that the Trustee shall release any such equal and ratable or prior Lien hereunder, at such time (A) the Lien on such assets or properties, shares or Indebtedness is released, or (B) the assets or properties or shares subject to such Lien are sold in accordance with the “Limitation on Asset Sales” covenant.

      The foregoing limitation does not apply to:

(1) Liens existing on the Closing Date;

(2) Liens granted after the Closing Date on any assets or Capital Stock of PacifiCare or its Restricted Subsidiaries created in favor of the Holders;

(3) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to PacifiCare or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to PacifiCare or such other Restricted Subsidiary;

(4) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the “Limitation on Indebtedness” covenant; provided that such Liens do not extend to, or cover any, property or assets of PacifiCare or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5) Liens to secure Indebtedness Incurred under clause (1) of the second paragraph of the “Limitation on Indebtedness” covenant and Liens to secure the 7% Senior Notes due 2003 incurred pursuant to Section 1009 of the indenture for the 7% Senior Notes due 2003;

(6) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness” covenant, to finance the cost (including the cost of improvement, installation or construction) of the property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the installation, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such property or assets and any improvements on such item;

(7) Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose; or

(8) Permitted Liens.

Limitation on Sale-Leaseback Transactions

      PacifiCare will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby PacifiCare or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties, or any part thereof, or any other assets or properties which PacifiCare or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

      The foregoing restriction does not apply to any sale-leaseback transaction if:

(1) the lease is for a period, including renewal rights, of not in excess of three years;

(2) the lease secures or relates to industrial revenue or pollution control bonds;

(3) the transaction is solely between PacifiCare and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

(4) PacifiCare or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the Net Cash Proceeds received from such sale in accordance with clause (A), (B) or (C) of the third paragraph of the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

      PacifiCare will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by PacifiCare or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of; provided that this clause (1) shall not apply to any sale, transfer or other disposition arising from foreclosure, condemnation or similar action with respect to any assets or any dispositions required by law or regulatory authority and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness or liabilities (other than contingent liabilities and liabilities that are subordinated to the Notes or any Subsidiary Guarantee) of PacifiCare or any Subsidiary Guarantor or Indebtedness or liabilities (other than contingent liabilities) of any other Restricted Subsidiary (in each case, other than Indebtedness or liabilities owed to PacifiCare or any Affiliate of PacifiCare) or (c) Replacement Assets (other than Investments in any Person), provided that PacifiCare, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness or liabilities; provided that PacifiCare and its Restricted Subsidiaries may receive consideration in amounts in excess of that permitted in clause (2) (the “Excess Non-Liquid Consideration”), to the extent that the aggregate fair market value of all Excess Non-Liquid Consideration received by PacifiCare and its Restricted Subsidiaries from previous Asset Sales since the Closing Date that has not yet converted into cash or Temporary Cash Investments does not exceed $25 million.

      For purposes of this provision, any securities, notes, mortgages or other obligations received by PacifiCare or any Restricted Subsidiary in any Asset Sale that are converted, sold or exchanged by PacifiCare or such Restricted Subsidiary into cash within 90 days of the related Asset Sale (to the extent of the cash received in that conversion, sale or exchange) shall be deemed to be cash.

      In the event and to the extent that the Net Cash Proceeds received by PacifiCare or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of PacifiCare and its Subsidiaries has been filed with the SEC or provided to the Trustee), then PacifiCare shall or shall cause the relevant Restricted Subsidiary to:

(1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

(A) to make capital contributions to Restricted Subsidiaries which are required by law or requested in writing to be made by the appropriate state regulatory authorities or retain any Net Cash Proceeds as capital of any Restricted Subsidiary to the extent distribution is not permitted by regulatory authorities,

(B) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of PacifiCare or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than PacifiCare or any Affiliate of PacifiCare,

(C) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, or

(D) any combination of prepayment or investment permitted by the foregoing clauses (1)(A), (1)(B) and (1)(C), and

(2) apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute “Excess Proceeds.”

      If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $15 million, PacifiCare must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date. If any Excess Proceeds remain after consummation of an Offer to Purchase, PacifiCare or any Restricted Subsidiary may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture.

Repurchase of Notes upon a Change of Control

      PacifiCare must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

      There can be no assurance that PacifiCare will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of PacifiCare which might be outstanding at the time).

      The above covenant requiring PacifiCare to repurchase the Notes will, unless consents are obtained, require PacifiCare to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

      PacifiCare will not be required to make an Offer to Purchase upon the occurrence of a Change of Control, if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

SEC Reports and Reports to Holders

      Whether or not PacifiCare is then required to file reports with the SEC, PacifiCare shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. PacifiCare shall supply to the Trustee and to each Holder who so requests or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

Events of Default

      The following events will be defined as “Events of Default” in the Indenture:

(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of PacifiCare or the failure by PacifiCare to make or consummate an Offer to Purchase in accordance with the “Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control” covenant;

(d) PacifiCare or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e) there occurs with respect to any issue or issues of Indebtedness of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $35 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f) any final judgment or order (not covered by insurance) for the payment of money in excess of $35 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $35 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h) PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of PacifiCare, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(i) any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

      If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to PacifiCare or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to PacifiCare (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by PacifiCare or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event of Default specified in clause (g) or (h) above occurs with respect to PacifiCare or any Subsidiary Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the Notes then outstanding by written notice to PacifiCare and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

      The Holders of at least a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of the Notes then outstanding make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the Notes then outstanding do not give the Trustee a direction that is inconsistent with the request.

      However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

      Officers of PacifiCare must certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of PacifiCare and its Restricted Subsidiaries and PacifiCare’s and its Restricted Subsidiaries’ performance under the Indenture and that PacifiCare has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. PacifiCare will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

      PacifiCare will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets of (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of PacifiCare’s obligations under the Indenture and the Notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, PacifiCare or the Surviving Person, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of PacifiCare immediately prior to such transaction;

(4) immediately after giving effect to such transaction on a pro forma basis PacifiCare, or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant; provided that this clause (4) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of PacifiCare if all Liens and Indebtedness of PacifiCare or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of PacifiCare and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(5) it delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

(6) each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which PacifiCare has entered into a transaction under this “Consolidation, Merger and Sale of Assets” section, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of PacifiCare or the Surviving Person in accordance with the Notes and the Indenture;

provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors of PacifiCare, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of PacifiCare and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

      The Surviving Person will succeed to, and except in the case of a lease be substituted for, PacifiCare under the Indenture and the Notes.

      Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Note Guarantee is to be released in accordance with the terms of its Note Guarantee and the Indenture in connection with any transaction complying with the provisions of “—Limitation on Asset Sales”) will not, and PacifiCare will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than PacifiCare or any other Subsidiary Guarantor unless:

(1) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and such Person assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on its Note Guarantee;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, PacifiCare could satisfy the provisions of clause (3) of the first paragraph of this covenant.

Any merger or consolidation of a Subsidiary Guarantor with and into PacifiCare (with PacifiCare being the surviving entity) or another Subsidiary Guarantor need only comply with clause (5) of the first paragraph of this covenant.

      The successor Subsidiary Guarantor will succeed to, and except in the case of a lease be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Note Guarantee.

Defeasance

      Defeasance and Discharge. The Indenture will provide that PacifiCare will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 91st day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) PacifiCare has deposited with the Trustee, in trust, cash and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes (i) on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes or (ii) on any earlier Redemption Date pursuant to the terms of the Indenture and the Notes; provided that PacifiCare has provided the Trustee with irrevocable instructions to redeem all of the outstanding Notes on such Redemption Date,

(B) PacifiCare has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of PacifiCare’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 91 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which PacifiCare or any of its Subsidiaries is a party or by which PacifiCare or any of its Subsidiaries is bound, and

(D) if at such time the Notes are listed on a national securities exchange, PacifiCare has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and all the covenants described herein under “Covenants” and “Repurchase of Notes upon a Change of Control,” clause (c) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets,” clause (d) under “Events of Default” with respect to such other covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of cash and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes (i) on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes or (ii) on any earlier Redemption Date pursuant to the terms of the Indenture and the Notes; provided that PacifiCare has provided the Trustee with irrevocable instructions to redeem all of the outstanding Notes on such Redemption Date, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by PacifiCare to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event PacifiCare exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, PacifiCare will remain liable for such payments and any Subsidiary Note Guarantor’s Note Guarantee with respect to such payments will remain in effect.

Modification and Waiver

      The Indenture may be amended, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Limitation on Issuances of Guarantees by Restricted Subsidiaries”;

(3) comply with any requirements of the SEC in connection with the qualification or maintenance of the Indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Trustee; or

(5) make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder.

      Modifications and amendments of the Indenture may be made by PacifiCare and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(2) reduce the principal amount of, or premium, if any, or interest on, any Note;

(3) change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption “Optional Redemption;”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(6) waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(7) release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture; or

(8) reduce the percentage or aggregate principal amount of Notes then outstanding the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

      No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of PacifiCare in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of PacifiCare or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release were part of the consideration for the issuance of the Outstanding Notes and are part of the consideration for the issuance of the Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

      Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of PacifiCare, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined under the Trust Indenture Act of 1939, as amended), it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

      The Exchange Notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a “Global Note”) and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”).

      Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.

      Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither PacifiCare, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      PacifiCare expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. PacifiCare also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      PacifiCare expects that DTC will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes, DTC will exchange the applicable Global Note for certificated notes, which it will distribute to its participants.

      PacifiCare understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither PacifiCare nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by PacifiCare within 90 days, PacifiCare will issue certificated notes in exchange for the Global Notes.

Definitions

      Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this “Description of the Notes” for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary or such Asset Acquisition.

      “Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of PacifiCare and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1) the net income (or loss) of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to PacifiCare or any of its Restricted Subsidiaries by such Person;

(2) the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with PacifiCare or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by PacifiCare or any of its Restricted Subsidiaries;

(3) the net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of PacifiCare and its Restricted Subsidiaries;

(5) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on Preferred Stock of PacifiCare owned by Persons other than PacifiCare and any of its Restricted Subsidiaries;

(6) all non-cash long lived asset impairment charges; and

(7) all extraordinary gains and, solely for purposes of calculating the Interest Coverage Ratio, extraordinary losses.

      “Adjusted Consolidated Net Tangible Assets” means the total amount of assets of PacifiCare and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (1) all current liabilities of PacifiCare and its Restricted Subsidiaries (excluding intercompany items) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of PacifiCare and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the Trustee.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Asset Acquisition” means (1) an investment by PacifiCare or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with PacifiCare or any of its Restricted Subsidiaries; provided that such Person’s primary business is related, ancillary or complementary (including any reasonable extension, development or expansion) to the businesses of PacifiCare and its Restricted Subsidiaries on the date of such investment, including consumer services or (2) an acquisition by PacifiCare or any of its Restricted Subsidiaries of the property and assets of any Person other than PacifiCare or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary (including any reasonable extension, development or expansion) to the businesses of PacifiCare and its Restricted Subsidiaries on the date of such acquisition, including consumer services.

      “Asset Disposition” means (a) the sale or other disposition by PacifiCare or any of its Restricted Subsidiaries (other than to PacifiCare or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of PacifiCare or any of its Restricted Subsidiaries or (b) the cessation of operations of any division or line of business of PacifiCare or any of its Restricted Subsidiaries.

      “Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by PacifiCare or any of its Restricted Subsidiaries to any Person other than PacifiCare or any of its Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary;

(2) all or substantially all of the property and assets of an operating unit or business of PacifiCare or any of its Restricted Subsidiaries; or

(3) any other property and assets of PacifiCare or any of its Restricted Subsidiaries outside the ordinary course of business of PacifiCare or such Restricted Subsidiary; and,

in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of PacifiCare; provided that “Asset Sale” shall not include:

(a) sales or other dispositions of inventory, receivables and other current assets;

(b) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant;

(c) sales, transfers or other dispositions of assets with a fair market value not in excess of $5.0 million in any transaction or series of related transactions;

(d) any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of PacifiCare or its Restricted Subsidiaries; or

(e) a Lien on any property or assets permitted by the Indenture.

      “Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

      “Board of Directors” means the Board of Directors of PacifiCare or any duly authorized committee of such Board of Directors.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

      “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

      “Change of Control” means such time as:

(1) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 40% of the total voting power of the Voting Stock of PacifiCare on a fully diluted basis; or

(2) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by PacifiCare’s stockholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

      “Closing Date” means May 21, 2002.

      “Commodity Agreement” means any futures or forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

      “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) income taxes;

(3) depreciation expense;

(4) amortization expense; and

(5) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for PacifiCare and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by PacifiCare or any of its Restricted Subsidiaries.

      “Consolidated Interest Expense” means, (without duplication) for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by PacifiCare or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by PacifiCare and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Transaction, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

      “Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of PacifiCare and its Restricted Subsidiaries (which shall be as of a date not more than 120 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), plus, to the extent not included, any Preferred Stock of PacifiCare, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of PacifiCare or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

      “Credit Agreement” means the Amended and Restated Credit Agreement dated as of August 20, 2001 among PacifiCare, the Subsidiaries of PacifiCare party thereto, and the lenders party thereto, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such credit agreement, as such credit agreement or such agreements, instruments or documents may be amended, supplemented, extended, restated, renewed or otherwise modified from time to time and any refinancing, replacement or substitution thereof or therefor, or of or for any previous refinancing, replacement or substitution.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to PacifiCare’s repurchase of such Notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants.

      “fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy; provided that with respect to any asset or assets in any related transaction with a fair market value in excess of $5 million in the aggregate, the fair market value shall be determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

      “Foreign Subsidiary” means any Subsidiary of PacifiCare that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the Transaction and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Holder” means the registered holder of any Note.

      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a

Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness shall be considered an Incurrence of Indebtedness.

      “Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of bankers’ acceptances, letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit and letters of credit in respect of workers’ compensation, self insurance or banker’s acceptance) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all Capitalized Lease Obligations;

(6) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(8) to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements entered into solely to protect PacifiCare or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder), in each case above (except clauses (3), (6), (7) and (8)) to the extent such item would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided

(A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest and

(C) that Indebtedness shall not include:

(v) any liability for federal, state, local or other taxes,

(w) performance, surety or appeal bonds, completion guarantees or warranty or contractual service obligations provided in the ordinary course of business,

(x) obligations resulting from the endorsement of negotiable instruments for collection in the ordinary course of business,

(y) any liability resulting from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, such liability is extinguished within 5 business days, or

(z) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of PacifiCare or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by PacifiCare or any Restricted Subsidiary in connection with such disposition.

      “Initial Subsidiary Guarantors” means PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., SeniorCo, Inc. and MEDeMORPHUS Healthcare Solutions, Inc.

      “Interest Coverage Ratio” means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period, in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and any increase or decrease, as the case may be, in the Consolidated EBITDA or Consolidated Interest Expense attributable to such Asset Acquisition or Asset Disposition, as the case may be) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into PacifiCare or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

      For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of PacifiCare. Interest on Indebtedness that may be optionally determined at an interest rate based upon a factor of prime or similar rate, eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as PacifiCare may designate.

      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of PacifiCare or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by PacifiCare or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced or deemed made or reduced and (b) in the event PacifiCare or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with clause (A), (B) or (C) of the “Limitation on Asset Sales” covenant.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Cash Proceeds” means:

(a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of accountants, counsel, investment bankers and other professionals) related to such Asset Sale;

(2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of PacifiCare and its Restricted Subsidiaries, taken as a whole;

(3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(4) appropriate amounts to be provided by PacifiCare or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Non-Guarantor Subsidiary” means the Restricted Subsidiaries excluding the Initial Subsidiary Guarantors.

      “Note Guarantee” means any Guarantee of the obligations of PacifiCare under the Indenture and the Notes by any Subsidiary Guarantor.

      “Offer to Purchase” means an offer to purchase Notes by PacifiCare from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any Note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless PacifiCare defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

On the Payment Date, PacifiCare shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by PacifiCare. The Paying Agent shall promptly mail to the Holders of

Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. PacifiCare will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. PacifiCare will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that PacifiCare is required to repurchase Notes pursuant to an Offer to Purchase.

      “Permitted Business” means any business conducted by PacifiCare and its Restricted Subsidiaries and any other business related, ancillary or complementary (including any reasonable extension, development or expansion) to any such business, including consumer services.

      “Permitted Investment” means:

(1) an Investment in PacifiCare or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, PacifiCare or a Restricted Subsidiary; provided that such person’s primary business is related, ancillary or complementary (including any reasonable extension, development or expansion) to the businesses of PacifiCare and its Restricted Subsidiaries on the date of such Investment, including consumer services;

(2) Temporary Cash Investments;

(3) commission, entertainment, relocation, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments;

(5) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6) Commodity Agreements, Interest Rate Agreements and Currency Agreements entered into solely to protect PacifiCare or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(7) loans, guarantees of loans and advances to employees or consultants of PacifiCare or its Restricted Subsidiaries made in the ordinary course of business in an aggregate amount outstanding at any time not to exceed $10 million;

(8) Investments outstanding on the Closing Date;

(9) Permitted Market Investments;

(10) repurchase agreements and reverse repurchase agreements with any lender or any primary dealer of United States government securities relating to Investment Grade Securities maturing within 1 year from the date of acquisition thereof;

(11) the endorsements of negotiable instruments for collection or deposit in the ordinary course of business;

(12) Investments in securities of trade creditors, healthcare providers or customers received in settlement of obligations to PacifiCare or its Restricted Subsidiaries that arose in the ordinary course of business or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors, healthcare providers or customers in satisfaction of obligations of such trade creditors, healthcare providers or customers to PacifiCare or its Restricted Subsidiaries that arose in the ordinary course of business;

(13) Investments in MedUnite, Inc. in an aggregate amount not to exceed $15 million, plus the net reduction in any such Investments resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds or Temporary Cash Investments from the sale or other disposition of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income); provided that such reduction does not exceed the amount of such Investment;

(14) Investments in any Person engaged in a Permitted Business in an aggregate amount not to exceed $60 million, plus the net reduction in any such Investments resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds or Temporary Cash Investments from the sale or other disposition of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income); provided that such reduction does not exceed the amount of such Investment;

(15) loans or advances in the ordinary course of business to physicians, hospitals or other providers of health care services; and

(16) Investments received as consideration in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant.

      “Permitted Liens” means:

(1) Liens for taxes, assessments, governmental charges or claims that are not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in and deposits required by insurance companies or health maintenance organizations under contracts entered into the ordinary course of business;

(4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, warranty requirements bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money), including rights of offset and set-off;

(5) easements, rights-of-way, municipal and zoning and building ordinances and similar charges, encumbrances, title defects or other irregularities or other governmental restrictions on the use of property, that do not materially interfere with the ordinary course of business of PacifiCare or any of its Restricted Subsidiaries;

(6) licenses, sublicenses, leases or subleases granted to others that do not materially interfere with the ordinary course of business of PacifiCare and its Restricted Subsidiaries, taken as a whole;

(7) Liens encumbering property or assets under construction (and proceeds or products thereof) arising from progress or partial payments by a customer of PacifiCare or its Restricted Subsidiaries relating to such property or assets;

(8) any interest or title of a lessor in the property (and the proceeds and products thereof) subject to any Capitalized Lease or operating lease;

(9) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(10) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person and the proceeds and products thereof existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of PacifiCare or any Restricted Subsidiary other than the property or assets acquired and the proceeds and products thereof;

(11) Liens in favor of PacifiCare or any Restricted Subsidiary;

(12) Liens arising from the rendering of a final judgment or order against PacifiCare or any Restricted Subsidiary that does not give rise to an Event of Default;

(13) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(14) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness or other obligations under Commodity Agreements, Interest Rate Agreements and Currency Agreements entered into solely to protect PacifiCare or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities or securities accounts;

(16) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by PacifiCare or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of PacifiCare and its Restricted Subsidiaries prior to the Closing Date;

(17) Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(18) Liens securing obligations that do not in the aggregate exceed $30 million;

(19) Liens on or sales of receivables (and the proceeds thereof);

(20) Liens on assets or stock of a Restricted Subsidiary that is not a Subsidiary Guarantor to secure Indebtedness of such Restricted Subsidiary in an aggregate amount not to exceed $30 million; and

(21) Liens required by any regulation, or order of or arrangement with any regulatory body or agency, so long as such Liens do not secure Indebtedness.

      “Permitted Market Investments” shall mean any security that (a) is of a type traded or quoted on any exchange or recognized financial market, (b) can be readily liquidated or disposed of on such exchanges or markets, (c) other than in the case of an equity security, is rated by, and has no lower than an, “investment grade,” rating from any nationally recognized rating agency, and (d) satisfies PacifiCare’s investment guidelines as approved by the Board of Directors; provided that the aggregate amount of Permitted Market Investments consisting of Common Stock shall not exceed 10% at any time.

      “PHPA Subsidiary Guarantors” means Rx Solutions, Inc., PacifiCare Behavioral Health, Inc. and SecureHorizons USA, Inc.

      “Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in a business (or an Investment in a Person having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, PacifiCare and its Restricted Subsidiaries existing on such date.

      “Restricted Subsidiary” means any Subsidiary of PacifiCare other than an Unrestricted Subsidiary.

      “7% Senior Notes due 2003” means the 7% Senior Notes due 2003 issued by FHP International Corporation (and subsequently renamed PacifiCare Health Plan Administrators, Inc.) pursuant to the terms of that certain indenture dated as of September 22, 1993 between FHP International Corporation and The Chase Manhattan Bank, N.A. and maturing on September 15, 2003, as supplemented from time to time.

      “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

      “Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, would be a “Significant Subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      “Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

      “Subsidiary Guarantor” means each Initial Subsidiary Guarantor and (i) each PHPA Subsidiary Guarantor and (ii) any other Restricted Subsidiary, which, in each case under clauses (i) and (ii), provides a Note Guarantee of PacifiCare’s obligations under the Indenture and the Notes, until (a) a successor replaces it pursuant to the terms of the Indenture and thereafter means the successor or (b) it is released from its Guarantee pursuant to the terms of the Indenture.

      “Temporary Cash Investment” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or the federal government of Canada or any agency or instrumentality thereof;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof and demand accounts or deposits, in each case issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations and reverse repurchase agreements with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of PacifiCare) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America or Canada, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s;

(6) any security, maturing not more than 180 days after the date of acquisition, backed by a letter of credit issued by a bank meeting the qualifications described in (2) above;

(7) any other debt security or debt instruments with a rating of “BBB-” or higher by S&P, “Baa3” or higher by Moody’s or if neither S&P or Moody’s shall then exist, the equivalent of such rating by another nationally recognized securities rating agency; and

(8) any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (7) above.

      “Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors, physicians, hospitals, health maintenance organizations or other health care providers created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

      “Transaction” shall mean the issuance and sale of the Notes.

      “Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      “Unrestricted Subsidiary” means (1) any Subsidiary of PacifiCare that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of PacifiCare) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, PacifiCare or any Restricted Subsidiary; provided that (A) any Guarantee by PacifiCare or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by PacifiCare or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness” and “Limitation on Restricted Payments” covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

      “Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares, Investments by foreign nationals mandated by applicable law and Investments not to exceed 1% of the outstanding Capital Stock required by law or regulatory authority) by such Person or one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

Senior Credit Facility

     General

      On April 18, 2002, we executed an amendment with our lenders to extend the maturity date of our senior credit facility from January 2, 2003 to January 3, 2005. The extension of the maturity date to January 3, 2005 was conditioned on the reduction of the senior credit facility by $250 million on or prior to January 2, 2003 and we satisfied this condition following the closing of the offering of the outstanding notes. As of March 31, 2002, after giving pro forma effect to the offering of the outstanding notes and the application of the estimated net proceeds as set forth under “Use of Proceeds” and our other permanent repayment of indebtedness under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had $263.6 million of outstanding indebtedness under the senior credit facility, all of which would have been under the term loan portion of the senior credit facility. As of March 31, 2002, after giving pro forma effect to the adjustments described in the preceding sentence and our other permanent reduction in borrowing capacity under the senior credit facility that occurred after March 31, 2002 and on or before June 12, 2002, as if each had occurred on March 31, 2002, we would have had the ability to incur $54.5 million in additional debt under our revolving line of credit. As of July 2, 2002, the senior credit facility began amortizing $25 million per quarter, including a $20 million cash payment on the term loan and a $5 million reduction in borrowing capacity under the revolving line of credit. The portion of the net proceeds from the offering of the outstanding notes that we used to permanently repay indebtedness under the senior credit facility was applied to the principal amount that would otherwise be due under the senior credit facility on January 3, 2005.

     Interest Rates; Fees

      The interest rates per annum applicable to amounts outstanding under the term loan and revolving line of credit are, at our option, either the administrative agent’s publicly announced “prime rate” (or, if greater, the Federal Funds Rate plus 0.5%) plus a margin of 4.0% per annum, or the rate for Eurodollar borrowings for the applicable interest period plus a margin of 5.0% per annum. Based on our outstanding balance under the senior credit facility at March 31, 2002, after giving effect to the April 2002 amendment and the permanent repayments of indebtedness that we have made under the senior credit facility after March 31, 2002 and on or before June 12, 2002 as if each had occurred on March 31, 2002, our average overall interest rate, excluding the facility fee, would have been approximately 6.8% per annum.

      We are required to pay the lenders under the senior credit facility a commitment fee equal to 0.50% per annum, payable quarterly in arrears, on the unused portion of the facility. We are also required to pay letter of credit fees for outstanding letters of credit equal to the Eurodollar margin for loans under the revolving line of credit and 0.125% per annum to the bank issuing the letters of credit.

     Amortization; Prepayments

      We used a portion of the net proceeds from the offering of outstanding notes to permanently repay indebtedness under our senior credit facility which resulted in the extension of the maturity date of our remaining indebtedness under the facility to January 3, 2005. As of July 2, 2002, the senior credit facility began amortizing $25 million per quarter, including a $20 million cash payment on the term loan and a $5 million reduction in borrowing capacity under the revolving line of credit. We are also required to make prepayments, subject to certain exceptions, of the outstanding amounts under the term loan and the revolving line of credit from asset sales, issuance of debt and equity securities and extraordinary receipts, including tax refunds, indemnity payments, pension reversions, insurance or condemnation proceeds and purchase price adjustments received in connection with any purchase agreement. Any such prepayments will be applied to the latest remaining scheduled amortization payment or payments under the facility. Our use of a portion of the net proceeds from the offering of the outstanding notes to permanently repay indebtedness under the senior credit facility was applied to the principal amount that would otherwise be due under the senior credit facility on January 3, 2005. We may prepay amounts borrowed under the term loan and revolving line of credit at our option without any fee.

     Collateral and Guarantees

      The senior credit facility is secured by liens on substantially all of the personal property assets of our domestic, unregulated subsidiaries and pledges of the capital stock of certain of our subsidiaries, including a number of our regulated subsidiaries. Our domestic, unregulated subsidiaries also guarantee our obligations under the senior credit facility.

     Covenants

      The terms of the senior credit facility require us to provide certain customary covenants for a senior credit facility, including minimum net worth, fixed-charge coverage and debt to EBITDA ratio requirements. In addition, we agreed to covenants that, among other things, limit our ability to incur additional indebtedness, liens and lease obligations, sell and transfer assets, make loans or investments, engage in mergers, consolidations or acquisitions, enter into joint ventures, pay dividends or other distributions to stockholders, redeem capital stock, prepay other indebtedness, including the notes, and engage in other matters customarily restricted in secured credit facilities. These covenants are subject to qualifications and exceptions.

     Events of Default

      The senior credit facility contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, certain ERISA-related events, judgment defaults, failure of any guaranty or security agreement supporting our obligations under the senior credit facility to be in full force and effect, and change of control transactions.

FHP Senior Notes

      Pursuant to our acquisition of FHP International Corporation, or FHP, in 1997, we assumed $100 million in senior notes due September 15, 2003. The FHP senior notes bear interest at 7% per annum payable semiannually. In September 2001, we exchanged approximately 0.8 million shares of our common stock for $12 million of the FHP senior notes with certain holders of the notes. In May 2002, we exchanged 0.1 million shares of our common stock for $3 million of the FHP senior notes with certain holders of the notes. We used $85 million of the net proceeds from the offering of the outstanding notes to fund a restricted cash collateral account under our senior credit facility that has been and will be used, subject to our being in compliance with the senior credit facility, to repurchase or repay the FHP senior notes prior to or on their stated maturity date. As of June 12, 2002, we had $64.1 million in the restricted cash collateral account and $64.0 million in principal amount of our FHP senior notes remained outstanding. The FHP senior notes are not redeemable by us prior to maturity. The FHP senior notes share in the collateral and guarantees securing our senior credit facility. The FHP senior notes rank pari passu with indebtedness under our senior credit facility and will rank pari passu with the notes. The notes will be effectively subordinated to the FHP senior notes to the extent of the collateral securing the FHP senior notes. The FHP senior notes are effectively subordinated in right of payment to all liabilities of our subsidiaries, other than our subsidiaries that guarantee the FHP senior notes. The indenture under which the FHP senior notes are issued contains covenants that, among other limitations, limit the ability of PacifiCare Health Plan Administrators, Inc., or PHPA, a wholly-owned subsidiary of ours into which FHP was ultimately merged in March 1999, to create liens and engage in sale-and-lease back transactions. The indenture also limits the ability of PHPA’s subsidiaries to incur debt and issue preferred stock. Upon our assumption of the FHP senior notes, we agreed to be bound by covenants concerning the preservation of corporate existence, maintenance of property and payment of taxes. The FHP senior notes contain customary events of default, including payment defaults, breach of covenants or warranties, cross-defaults, judgment defaults and certain events of bankruptcy and insolvency.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

      The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes for exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations, investors in pass-through entities, such as partnerships, and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. Moreover, the discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code. The effect of any applicable state, local or foreign tax laws is not discussed.

      As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	An individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	A corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or political subdivision thereof;

•	An estate, the income of which is subject to United States federal income tax regardless of its source; or

•	A trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person.

      We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the U.S. tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

      PROSPECTIVE HOLDERS OF THE EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

United States Holders

Exchange Offer

      The exchange of the outstanding notes for the exchange notes in the exchange offer will not constitute a taxable exchange for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. As a result, (1) a United States Holder will not recognize a taxable gain or loss as a result of exchanging such holder’s outstanding notes; (2) the holding period of the exchange notes will include the holding period of the outstanding notes exchanged therefor; and

(3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the outstanding notes exchanged therefore immediately before such exchange.

Interest

      Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

      A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income) and the United States Holder’s adjusted tax basis in the note. Subject to the market discount and amortizable premium rules described below, a United States Holder’s adjusted basis in a note generally will be the United States Holder’s cost therefor, less any principal payments received by such holder. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. In general, the maximum United States federal income tax rate for non-corporate taxpayers is 20% for long-term capital gains. The maximum rate for short-term capital gains is presently 38.6% but will be reduced in future years under recently enacted tax legislation. For corporate taxpayers, both long-term and short-term capital gains are subject to a maximum United States federal income tax rate of 35%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Optional Redemption Upon a Change of Control

      In certain circumstances, investors in the notes could receive payments in excess of principal or stated interest. If we call the notes for provisional redemption upon a change in control prior to June 1, 2006, investors would be entitled to a “make whole” premium in excess of stated principal and interest. We believe that the likelihood that additional amounts will become payable in the form of a “make whole” premium in the event of a change in control prior to June 1, 2006, is remote. Accordingly, we intend to take the position that in the unlikely event such additional amounts become payable, these amounts will be taxable to a United States Holder in accordance with such holder’s method of accounting for United States federal income tax purposes. If the Internal Revenue Service successfully challenged our position, the notes could be treated as contingent payment debt instruments, in which event United States Holders could be required to accrue interest income at a rate higher than the stated interest rate on the notes and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of notes.

      In general, a premium paid in cash on a redemption of the notes would probably be treated as capital gain in accordance with the rules described under “Sale or Other Taxable Disposition of the Notes,” above. Our determination that there is a remote likelihood of paying a “make whole” premium is binding on each United Stated Holder unless the holder explicitly discloses in the manner required by applicable Treasury regulations that its determination is different from ours. However, the IRS may take a different position, which could affect the timing of both a United States Holder’s recognition of income and the availability of our deduction with respect to such additional amounts.

Original Issue Discount

      If the notes are issued to the initial holders at a discount, and as a result, the notes are determined to bear more than a de minimis amount of “original issue discount,” or “OID,” such holders may be required to recognize additional interest income over the term of the notes. OID is considered de minimis if it is equal to or less than  1/4 of one percent of the stated redemption price at maturity of the notes, multiplied by the number of complete years to maturity. The notes are due June 1, 2009. However, as noted above, we can call the notes for provisional redemption upon a change in control prior to June 1, 2006, contingent upon payment of a

“make whole” premium. As also noted above, we believe that the likelihood of paying a “make whole” premium in the event of a change in control prior to June 1, 2006, is remote.

      Therefore, we believe that, for purposes of determining the “number of complete years to maturity” of the notes, the possibility of a provisional redemption upon a change in control may be disregarded. We further believe that for purposes of determining the yield and maturity of the notes, we will be deemed to exercise our right of provisional redemption in a manner that minimizes the yield on the notes. Accordingly, we believe that the notes will not be issued to the initial holders with more than a de minimis amount of OID.

Market Discount

      The acquisition and resale of the notes may be affected by the impact on a purchaser of the market discount provisions of the Code. Subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the United States Holder’s adjusted tax basis in the note. If applicable, these provisions generally require a United States Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the United States Holder elects to include market discount in income currently as it accrues with a corresponding increase in adjusted tax basis in the note. If you dispose of a note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

      This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the United States Holder, under a constant yield method. A United States Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction.

Amortizable Premium

      A United States Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium (referred to as Section 171 premium) with a corresponding decrease in adjusted tax basis from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a United States Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     Backup Withholding

      A United States Holder may be subject to a backup U.S. withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

      United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

Definition of Non-United States Holder

      A Non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

Interest

      Interest paid on the notes to a Non-United States Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such interest on the notes as an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name or address, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the Non-United States Holder, has received from the Non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement.

      The certification requirement described above may require a Non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

•	the certification described above be provided by the partners; and

•	the partnership provide certain information.

      Further, a look-through rule will apply in the case of tiered partnerships. Special rules are also applicable to intermediaries. Prospective investors should consult their tax advisors regarding the certification requirements for Non-United States persons.

Sale or Other Taxable Disposition of the Notes

      A Non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a Non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

Effectively Connected Income

      If interest or gain from a disposition of the notes is effectively connected with a Non-United States Holder’s conduct of a United States trade or business, or if an income tax treaty applies and the Non-United States Holder maintains a United States “permanent establishment” to which the interest or gain is generally attributable, the Non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Exchange Offer

      See the discussion entitled “United States Holder—Exchange Offer,” above.

U.S. Federal Estate Tax

      The U.S. federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Internal Revenue Code and the Treasury Regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the U.S.

Backup Withholding and Information Reporting

      Backup withholding and information reporting will not likely apply to payments made by us or our paying agents, in their capacities as such, to a Non-United States Holder of a note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge, or reason to know, that the holder is a United States person. Payments of the proceeds from a disposition by a Non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	A United States person;

•	A controlled foreign corporation for United States federal income tax purposes;

•	A foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	A foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

      Payment of the proceeds from a disposition by a Non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

      Non-United States Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a credit against the holder’s United States federal income tax liability, or the holder may claim a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of outstanding notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for us by our counsel, Cooley Godward LLP, San Diego, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.